As confidentially submitted to the Securities and Exchange Commission on September 1, 2022

Registration No. 333-[           ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PINEAPPLE FINANCIAL INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	6199	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 200, 111 Gordon Baker Road

North York, Ontario M2H 3R1

Tel: (416) 669-2046

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shubha Dasgupta

Chief Executive Officer

Unit 200, 111 Gordon Baker Road

North York, Ontario M2H 3R1

Tel: (416) 669-2046

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia Darrin Ocasio Barrett DiPaolo Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700 Facsimile: (212) 930-9725	Joseph M. Lucosky, Esq. Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 Telephone: (732) 395-4400 Facsimile: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [*], 2022

PINEAPPLE FINANCIAL INC.

[●] Common Shares

This is an initial public offering of [●] common shares, no par value   (each, a “Common Share”, and together, the “Common Shares”), of Pineapple Financial Inc. (the “Company”, “we”, “us”, “our”, “Pineapple”). No public market currently exists for our shares. We anticipate that the initial public offering price of our common shares will be between US$ and US$ per share.

We have applied to have the Common Shares sold in this offering listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “[*]”. There is no assurance that our listing application will be approved. We will not consummate this offering unless the Common Shares are listed on the Nasdaq.

We are an “emerging growth company” as defined under Section 2(a) of the Securities Act of 1933, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to comply with reduced public company reporting requirements for future filings.

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state or foreign securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us , before expenses	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the representative of the underwriters. In addition, we have agreed to issue to the representative of the underwriters warrants to purchase the number of Common Shares in the aggregate equal to 3% of the Common Shares to be issued and sold in this offering (including any Common Shares sold upon exercise of the over-allotment option). See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters a 45-day option to purchase up to an additional _____ Common Shares (15% of the total number of Common Shares sold in this offering) solely to cover over-allotments, if any.

The underwriters expect to deliver the securities to investors on or about ______________, 2022.

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [●] 2022

Please read this prospectus carefully. It describes our business, our financial condition, and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Common Shares only in jurisdictions where offers and sales are permitted. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

This prospectus includes market, industry and economic data which was obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this prospectus or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources. The Company believes that its market, industry and economic data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market, industry and economic data used throughout this prospectus are not guaranteed and the Company does not make any representation as to the accuracy or completeness of such information.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business that are to be subject to prosecution before the respective national intellectual property organizations responsible for trademark registration. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but the absence of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services,

●	projections of revenue, earnings, capital structure and other financial items,

●	statements regarding the capabilities of our business operations,

●	statements of expected future economic performance,

●	statements regarding competition in our market, and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward- looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward- looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ENFORCEMENT OF CIVIL LIABILITIES

We are a company incorporated under the law of the Province of Ontario, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

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PROSPECTUS SUMMARY

The following summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying Common Shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward- looking statements.

You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements and our management’s discussion and analysis of financial condition and results of operations. As used throughout this prospectus, the terms “Pineapple,” the “Company,” “we,” “us,” or “our” refer to Pineapple Financial Inc.

Our Company

Overview

Pineapple Financial Inc. (“we” or the “Company”) is a Canadian-based mortgage technology and brokerage company dedicated to driving growth in the Canadian mortgage industry through innovative data-driven systems together with cloud-based tools. We provide mortgage brokerage services and technology solutions to Canadian mortgage agents, brokers, sub-brokers, brokerages and consumers. We also provide back office services, together with pre-underwriting support services (collectively, “Brokerage Services”) to Canadian mortgage brokerages (the “Brokerages”). In connection with Brokerage Services, we employ and engage several licensed mortgage brokers and agents (collectively, “Field Agents”). In addition, we enter into affiliation agreements with certain licensed mortgage brokers (collectively, “Affiliate Brokers” and, together with Field Agents and Brokerages, the “Users”), pursuant to which the Company and the Affiliate Broker enter into an affiliation relationship with the intention of jointly marketing mortgage brokerage and other financial services as affiliated entities. This is sometimes referred to as “white labeling”, which allows the Affiliate Broker to sell a mortgage that is branded with its company name to its own client base.

We currently operate exclusively in Canada, specifically the provinces of Alberta, Manitoba, Newfoundland and Labrador, Nova Scotia, Ontario and Prince Edward Island. We launched our first brokerage office in Ontario in November 2016 and then followed in Manitoba in May 2021. We have been approved by each of the applicable provincial mortgage regulators to operate in all 13 provinces and territories namely Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Prince Edward Island, Quebec, Saskatchewan and Yukon. We launched our first brokerage office in Alberta on July 1, 2021. We also launched our first brokerage office in Newfoundland and Labrador, Nova Scotia and Prince Edward Island on May 4, 2022. We expect to open our first British Columbia brokerage office in the second half of 2022 and our first Quebec brokerage office in late 2022 or early 2023. We provide our Brokerage Services for both residential and commercial mortgage opportunities and, in each case, through a proprietary technology called MyPineapple, as discussed in further detail below.

MyPineapple

At the heart of our Brokerage Services is an innovative technology system that provides real time data management and reporting, lead generation, customer relationship management and direct underwriting support, all in one. MyPineapple offers progressive network management capabilities for Users, including hundreds of qualified Field Agents, to create an efficient marketplace for the provision of mortgage lending and insurance industry services. MyPineapple seamlessly manages the User’s day-to-day business through automated triggers and tasks, ensuring nothing falls through the cracks. Backed by Salesforce.com, Inc. (“Salesforce”), pursuant to the Salesforce Agreement (defined herein), and built with proprietary code and deep data analytics, MyPineapple syncs up with Users’ calendars and emails, produces robust reporting, advanced analytics, and real-time notifications on marketing communications, and more. MyPineapple is a sophisticated and fundamental tool for revenue growth and relationship development. It plays a significant role in making our Brokerage Services distinct and cutting-edge.

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MyPineapple was created to address key issues within the mortgage brokerage industry. We built MyPineapple to create a long-term competitive advantage relative to traditional service providers, who have comparatively high-touch, labor intensive and costly operations. Our MyPineapple platform is completely automated, simplifying the mortgage process while providing efficiencies to alleviate pressure on the User’s staffing in completing traditional administrative tasks, which in turn reduces the User’s cost structure and results in increased profit margins and scalability. MyPineapple reduces manual processes through robust quality control mechanisms, logistics management capabilities, capacity planning tools and end-to-end transaction management. MyPineapple also includes a leading education technology platform which enables Users to continuously stay informed and educated on what mortgage solutions and market conditions could impact Canadian consumers.

Competitive Advantages

We compete with a number of mortgage brokerage companies. However, we believe that we offer competitive advantages relative to alternative mortgage broker arrangements as a result of the following:

●	Debt Consolidation: As personal debt levels continue to grow; we offer a unique opportunity of allowing potential borrowers access to their home equity to consolidate debts at lower interest rates. Interest-only payments will provide lower and more flexible payment terms which will free client’s cash flow for savings and help them establish better control over their personal finances.

●	Residential Home Purchase: With access to Canada’s top lenders, we can help our clients find a mortgage solution best suited for their individual needs. Our Users are trained at finding a mortgage solution that fits into a client’s overall wealth plan and helps the client obtain the lowest overall cost of borrowing.

●	Refinance: We will encourage and assist to either take equity out of their homes or refinance with lower interest rates.

●	Switch: We allow clients to seamlessly transfer to another lender upon renewal.

●	Renovation and Construction: With homebuyers seeing historic appreciation in home values, the market has seen the “move up” buyer, which is commonly referred to as someone who buys a house a that is larger and more expensive than the house that they already to own, decide to stay and renovate their existing property with the equity they have quickly grown. This has provided an opportunity for us to focus on providing the short-term financing required for such home renovation projects, while the major banks have slowly pulled out or limited their exposure in this area with government regulations changes to the home equity line of credit program.

●	Self Employed: As large numbers of Canadians move into business for themselves, we have found an increased demand for a mortgage product that can suit their needs. Typically, these borrowers have good credit ratings and assets but cannot verify their income through traditional means such as tax filings and pay stubs.

●	Damaged Credit: Damaged or challenged credit requires a financing solution. We take a holistic approach in determining the risk as it maps out a solution. Clients with damaged or challenged credit that are seeking mortgages may need to improve their situation either by increasing cash flow, reducing debt load, or increasing income potential. We will ask referring brokers to maintain close relationships with these clients to work on rehabilitation.

●	Private Lending: With exclusive access and expertise in private lending, we can ensure clients have knowledge of all available resources in the market.

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●	Technology: We offer advanced technology solutions to differentiate us from our competitors, including:

a)	Data Analytics – Optimized Retention – Enhanced Customer Experience: As a data-driven mortgage company, MyPineapple harnesses the power of data which we acquire through the mortgage process and uses it to help make meaningful decisions which save the client money, time and improve the customer experience.

b)	Unique Customer Profiling – Optimized Retention: Using a proprietary scoring and profiling process, we are able to uniquely segment clients and provide most relevant information and resources to them at a meaningful point in the mortgage process.

c)	Internal Processing Centre – Focused Team – Increased Productivity: Having an internal underwriting and mortgage processing center allows us increased conversion, higher funding ratio’s and an ability to maximize productivity for our Users.

d)	Actionable Signals – Marketing Efforts – Focused Engagement: Driving real-time signals to our Users when conversion opportunities present themselves.

e)	Knowledge Transfer – Increased Accuracy – Performance: Comprehensive education technology platform allows us to align the right product with the right lender and client.

f)	Data Integrity – Optimized Decision Making: We have built safeguards to ensure data integrity and accuracy.

g)	Lead Generation and Market Segmentation: MyPineapple quickly segments leads for personalized marketing. It then markets on behalf of the agent, turning cold leads into warm leads for faster customer acquisition. Users receive real-time notifications via email, as well as reminders and scripts to ensure nothing is missed.

h)	Automated Triggers and Enhanced Workflow – MyPineapple directly syncs to calendars and emails. Tasks can easily be inputted into the system and email reminders ensure Users remember to follow up. Intuitive automation then kicks in to guide Users and all stakeholders through the entire process.

i)	Live Community via Chatter – MyPineapple connects Users directly to our, underwriting team, as well as other agents throughout the organization. This creates a support network, sense of work community and ultimately accelerates the response time.

j)	Online database of educational tools known as KNOWLEDGE – This online information resource is an online library with over 2,000 resources, containing training videos that cover everything, from lender guidelines, sales and marketing tips, deals training and more.

k)	Advanced Analytics and Reporting Features that turn data into actionable insights - This maximizes opportunity and creates lifetime customer value which lowers acquisition costs and significantly increases revenue.

Intangible Properties

Our business is substantially dependent on its proprietary technology platform, MyPineapple, which it licenses from Salesforce. While we have not registered any intellectual property rights with respect to MyPineapple, it relies on trade secrets to protect the applicable proprietary information. Additionally, MyPineapple has been built using various development partners, such that no single developer has access to the complete technological architecture. See “Business –– Material Contracts” for more information on the Salesforce Agreement.

Additionally, we rely on confidentiality agreements with our employees, consultants and advisors to protect our trade secrets and other proprietary information. Nonetheless, these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its business could be significantly diminished see “Risk Factors – Protection of Intellectual Property” for more information.

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Regulatory Environment

Brokerage License Requirements

In order to operate our mortgage broker business, we must remain duly licensed as a mortgage brokerage to deal and trade in mortgages in accordance with the Mortgage Brokerages, Lenders and Administrators Act, 2006 (Ontario), as amended (the “MBLA Act”). We have had our mortgage brokerage license since November 2016 and it has been renewed each year without issue. We will be subject to similar legislation and license requirements in the other provinces in Canada where we intend to expand.

In accordance with the MBLA Act, individuals, including directors, officers, partners, directors and officers of corporate partners, employees or agents of a mortgage brokerage company, such as the Company, who are engaged in dealing in mortgages or trading in mortgages on its behalf must obtain a mortgage broker or mortgage agent license. A mortgage broker or agent license authorizes an individual to work for only the mortgage brokerage company named under the license. An individual cannot be licensed to work for more than one mortgage brokerage company. The Superintendent of Financial Services will use the information obtained in a mortgage broker license application to determine whether an applicant meets the prescribed eligibility requirements and is suitable for a license. The applicant will be required to submit documents to support certain pieces of information about the business.

●	Application Process. The application must be completed and submitted to certain regulatory authorities in the provinces and territories of Canada (each, a “Regulatory Authority”), such as the Financial Services Regulatory Authority Ontario. The Regulatory Authority will send to the applicant an email acknowledgement upon receipt of the application. The Regulatory Authority will advise the applicant if the application is in good standing to proceed to the next step in the process. In the next step, the applicant will prepare and submit the application to license the mortgage brokerage’s principal broker and prepare and submit the online declarations for all the directors, officers, and partners via The Regulatory Authority’s online licensing system. All directors and officers of the mortgage brokerage company applicant (“DOPs”) are required to provide confirmation of their suitability for licensing of the mortgage brokerage. A mortgage brokerage’s license can only be approved or issued when all the declarations from DOPs are received and reviewed by the Regulatory Authority. Once the brokerage’s license has been approved an email will be sent to the principal broker to indicate the brokerage’s license number. No paper license will be issued. At this point the brokerage may prepare and submit applications to license its other brokers and agents via the online licensing system.

●	Fraud Prevention Measures. The Regulatory Authority is required to maintain a public registry of licensed mortgage brokerages. Consistent with the Regulatory Authority’s role in protecting the public interest, the Regulatory Authority collaborates with other organizations, including other regulators, fraud prevention organizations and law enforcement agencies.

●	Fees and Renewal. Fees are payable in respect of all applications for licenses, other than for the mortgage brokerage’s principal broker. The fees are based on a one-year cycle. The fee due is prorated based on when the application is submitted. To simplify the payment and reconciliation process, mortgage brokerages are also required to submit fees on behalf of their agents and brokers. These fees are paid electronically when the mortgage brokerage submits license applications for its brokers and agents through the online licensing system. Once licensed, every mortgage brokerage must pay a regulatory fee in respect of each new one-year cycle. This fee is due every year on March 31. The mortgage brokerage must also pay fees on behalf of each agent and broker, other than the principal broker, when renewing their broker or agent licenses for the same one-year cycle.

Other Regulations

In addition, we must comply with all federal, provincial and municipal laws that affect a Canadian business including employment, workers’ compensation, insurance, corporate, and tax laws and regulations.

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Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). We had less than $1.07 billion in revenue during our last fiscal year and have not tripped any of the measures that would cause us to no longer qualify as an emerging growth company. As such, we may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of Common Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.07 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

An emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable.

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 8, which you should read in its entirety.

●	our operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;

●	public health crises such as the COVID-19 pandemic may adversely impact our business;

●	the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;

●	risks associated with political instability and changes to the regulations governing our business operations;

●	our success is largely dependent on the performance of our directors and officers, Field Agents, and employees;

●	there is no existing public market for the Common Shares and an active and liquid one may never develop, which could impact the liquidity of the Common Shares;

●	the Common Shares may be subject to significant price volatility;

●	we may not use the funds available in the manner described in this prospectus;

●	internal controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation;

●	upon becoming a reporting issuer, we will be subject to costly reporting requirements which may reduce the EBITDA in the short term;

●	we may be unable to manage our growth;

●	risks associated with security breaches;

●	risks associated with software errors or defects;

●	our operations depend on information technology systems; and on continuous reliable internet access;

●	our business now or in the future may be adversely affected by risks outside our control;

●	risks associated with the Company’s reliance on strategic partnerships;

●	reputational risk; and

●	risks associated with protection of intellectual property;

Corporate Information

We are a Canadian company, incorporated under the law of the Province of Ontario, and our principal executive offices are located at Unit 200, 111 Gordon Baker Road, Toronto, Ontario M2H 3R1. Our registered and records office is located at 67 Mowat Avenue, Suite 122, Toronto, Ontario M6K 3E3. Our phone number is (416) 669-2046, and our corporate website is https://gopineapple.com. The information on our website is not incorporated by reference into this prospectus.

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The Offering

Securities offered	[ ] Common Shares

Initial Public Offering Price	$[ ] per Common Share

Over-allotment Option

We have granted the underwriters an option to purchase up to an additional ______ Common Shares, representing 15% of the Common Shares sold in the offering, at the public offering price per Common Share less underwriting discounts and commissions, for 45 days from the date of this prospectus.

Number of Common Shares outstanding prior to offering	[ ].

Number of Common Shares outstanding after this offering	[ ] (or [ ] assuming that the underwriters’ over-allotment option is exercised in full).

Use of Proceeds	We intend to use the proceeds from this offering for growth initiatives purposes, including but not limited to improving our technology, developing our subsidiary Pineapple Insurance (as defined herein), funding potential strategic mergers and acquisitions, expansion of our business in North America and globally, investing in skilled human capital, brand marketing and diversification. See “Use of Proceeds”.

Listing	We have applied to list our Common Shares on The Nasdaq Capital Market under the symbol “[ ].” If our Common Shares are not approved for listing on Nasdaq, we will not consummate this offering. No assurance can be given that our application will be approved.

Clear Market	We have agreed with the underwriters not to sell, transfer or dispose of any shares or securities convertible into or exercisable for Common Shares for a period of 360 days from the closing of this offering.

Lock-up Agreements	Our directors, officers and any other shareholders holding at least 10% of our outstanding Common Shares have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Shares or securities convertible into or exercisable for Common Shares for 180 days after the closing of this offering as described in further detail in the prospectus. See “Underwriting”.

Risk Factors	Investing in these securities involves a high degree of risk. Investors should carefully consider the information set forth in the “Risk Factors” section of this prospectus on page 8 before deciding to invest in our Common Shares.

Representative’s Warrants	We have agreed to issue to the representative of the underwriters warrants to purchase the number of Common Shares in the aggregate equal to 3% of the Common Shares to be issued and sold in this offering (including any Common Shares sold upon exercise of the over-allotment option). The warrants are exercisable for a price per share equal to 100% of the public offering price. The warrants are exercisable at any time, in whole or in part, commencing six (6) months from the date of commencement of sales of the offering and ending on the fifth anniversary thereof.

The number of Common Shares to be outstanding after this offering is based on [  ] Common Shares issued and outstanding as of , 2022, and excludes the following:

●	[_] outstanding options to purchase Common Shares at a weighted average exercise price of $[ ];

●	outstanding warrants to purchase [_] Common Shares at an exercise price of $[ ] per share; and

Except as otherwise indicated herein, all information in this prospectus assumes the following:

●	no exercise of the outstanding options or warrants;

●	no exercise by the underwriters of their option to purchase additional shares to cover over-allotments, if any; and

●	no exercise of the representative’s warrant.

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Summary Financial Data

The following summary financial data set forth below should be read in conjunction with our financial statements, the notes thereto and the other information contained in this prospectus. The summary financial data as of and for the year ended August 31, 2021 has been derived from the audited annual financial statements of the Company and related notes thereto included in this prospectus. We derived the summary statements of operations data for the nine months ended May 31, 2022 and balance sheet data as of May 31, 2022 from our unaudited condensed financial statements included elsewhere in this prospectus. The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).

Statement of Financial Position Data:

(Expressed in US dollars)	Year ended	Nine months ended
	August 31, 2021	May 31, 2022
Cash and cash equivalents	$7,011,535	$4,821,775
Total assets	$7,581,011	$6,839,844
Total liabilities	$662,555	$1,491,868
Share capital	$4,903,031	$4,903,031
Contributed surplus	$2,199,636	$2,809,375
Accumulated other comprehensive loss	$(147,995)	$(166,827)
Retained (deficit) earnings	$(36,217)	$(2,197,602)
Total shareholders’ equity	$7,581,011	$6,839,844

Statement Comprehensive Income Data
	Year ended August 31, 2021	Nine months ended May 31, 2022
Revenue	$16,118,608	$14,560,868
Cost of revenue	$13,134,891	$11,785,824
Gross profit	$2,983,717	$2,775,044
Gross profit percentage	19%	19%
General and Administrative	$1,352,788	$1,950,005
Salaries, Wages and Benefits	$1,245,227	$2,217,646
Total operating expenses	$2,598,016	$4,167,651
Gains from operations	$385,701	$(1,392,607)
Other income (expense)	$647,503	$768,778
Net Income (Loss) before Income Taxes	$(261,802)	$(2,161,385)
Total Comprehensive Income (Loss)	$(388,401)	$(2,180,217)
Basic and dilutive loss per common share	$(0.02)	$(0.09)
Weighted average number of common shares outstanding – basic and diluted	$15,532,743	$24,597,215

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RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and notes thereto, before you decide to purchase our securities. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially adversely affected, the value of our securities could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Company

Additional Funding

The operation of our business will require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, which may include debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to us and might involve substantial dilution to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the mortgage brokerage industry in particular), our status as a relatively new enterprise with a limited history and/or the loss of key management personnel.

Limited Operating History

We have a relatively limited operating history. As such, we will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources. Although we possess an experienced management team, there is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that we can continue to generate revenues, operate profitably, or provide a return on investment, or that we will successfully implement our business and growth plans. An investment in our securities carries a high degree of risk and should be considered speculative by investors. Prospective investors should consider any purchase of our securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Conflicts of Interest

Most of our directors and officers devote their full time to the affairs of the Company and certain of our directors and officers are also directors, officers and shareholders of other lending and brokerage companies or other public companies in general, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although we have policies which address such potential conflicts and the Business Corporations Act (Ontario) (the “OBCA”) has provisions governing directors in the event of such a conflict, our Articles of Incorporation, as amended, and bylaws or any of our other agreements do not contain any provisions mandating a procedure for addressing such conflicts of interest due to the rare nature (if not none) of these conflicts occurring. There is no assurance that any such conflicts will be resolved in our favor. If any such conflicts are not resolved in our favor, we may be adversely affected.

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Going Concern Risk

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the continued achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Implementation of Growth Strategy

Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:

●	expand our customer base;
●	increase and retain more qualified agents;
●	expand into additional jurisdictions;
●	support growth of existing customers;
●	continued financial strength and health;
●	diversify into additional related businesses;
●	improve our technological capabilities;
●	ensure skilled and well-trained employees and agents;
●	enhance our platforms; and
●	selectively pursue acquisitions.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

Failure to Manage Growth

We anticipate that growth in demand for our services will place significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. We anticipate that growth in the number of customers using our platform and the number of requests processed through our platform will increase the amount of data that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.

As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large national business operation, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees. In addition, we must preserve our ability to execute quickly, further developing our platform and implementing new features and initiatives. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

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Reliance on Strategic Partnerships

To grow our business, we will continue to depend on relationships with third parties, such as insurance companies, financial institutions and lenders. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services over ours. In addition, acquisitions our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers. Although we do maintain a few fixed-term contracts with lending partners, we cannot assure you that we can renew them once they expire, or we can renew them with the term we desire. Even though our business does not substantially depend on any particular third-party lending partner, if we are unsuccessful in establishing and maintaining our relationships with third parties, or if these third parties are unable or unwilling to provide services to us, our ability to compete in the marketplace or to generate revenue could be impaired, and its results of operations may suffer. Even if we are successful, we cannot be sure that these relationships will result in increased customer usage of its services or increased revenue.

We may be subject to fraudulent activity that may negatively impact our operating results, brand and reputation

Fraudulent activity could negatively impact our operating results, brand, and reputation, and cause the use of our products and services to decrease. We are subject to the risk of fraudulent activity associated with handling borrower or lending partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage lending partners from collaborating with us, reduce the total amount of loans originated by lending partners, and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition, and results of operations in the future.

We may experience security breaches that could result in the loss or misuse of data, which could harm our business and reputation

We operate in an industry that is prone to cyber attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data or customer data, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our internal networks and platform, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platform against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks.

If a security breach were to occur, as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data was disrupted, we could incur significant liability to our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation.

Our platform may be subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an internet service offline by overloading its servers, and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, computer malware, viruses, and hacking and phishing attacks by third parties are prevalent in our industry.

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Moreover, our platform could be breached if vulnerabilities in our platform or third-party applications are exploited by unauthorized third parties or due to employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our internal networks and electronic systems in order to gain access to our data or our customers’ data. Since techniques used to obtain unauthorized access change frequently and the size and severity of DDoS attacks and security breaches are increasing, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring.

Any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the DDoS attack or security breach. Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with certain customers and partners require us to notify them in the event of a security incident. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.

Our software systems may contain errors, defects or security vulnerabilities that could interrupt operations or materially impact our ability to originate, monitor or service customer accounts or comply with contractual obligations

We are dependent upon the successful and uninterrupted functioning of our computer and data processing systems and software including MyPineapple as well as the customized software developed by us as part of our third-party underwriting services. These software and systems may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released.

The failure or unavailability of these systems could interrupt operations or materially impact our ability to originate, monitor or service customer accounts or comply with contractual obligations to third parties. If sustained or repeated, a system failure or loss of data could negatively affect our operating results. In addition, we depend on automated software to match the terms of our liabilities and asset maturities. If such software fails or is unavailable on a prolonged basis, we could be required to manually complete such activities, which could have a material adverse effect on our business, financial condition and results of operations.

Since our customers use our services for decisions that are critical to their financial well-being, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our customers. Customers may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage its reputation and brand, making it harder for us to sell its solutions.

Privacy and Security of Sensitive Information

Our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our platform. Throughout our operations, we receive, retain and transmit certain confidential information, including personally identifiable information that our customers provide to purchase services, interact with our personnel, or otherwise communicate with us. In addition, for these operations, we depend in part on the secure transmission of confidential information over public networks. Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, internet access failures, security breaches, including credit card or personally identifiable information breaches, coordinated cyber-attacks, vandalism, catastrophic events and human error. Although we deploy a layered approach to address information security threats and vulnerabilities, including ones from a cyber security standpoint, designed to protect confidential information against data security breaches, a compromise of our information security controls or of those businesses with whom we interact, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial position, and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our businesses.

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Changes in Technology

We operate in a competitive industry characterized by rapid technological change and evolving industry standards. Our ability to attract new customers and generate revenue from existing customers will depend largely on its ability to anticipate industry standards and trends, respond to technological advances in its industry, and to continue to enhance existing services or to design and introduce new services on a timely basis to keep pace with technological developments and its customers’ increasingly sophisticated needs. The success of any enhancement or new services depends on several factors, including the timely completion and market acceptance of the enhancement or new services. Any new service we develop or acquires might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective services than us at lower prices. Any delay or failure in the introduction of new or enhanced services could harm our business, results of operations and financial condition.

Our services are expected to embody complex technology that may not meet those standards, changes and preferences. Our ability to design, develop and commercially launch new services depends on a number of factors, including, but not limited to, its ability to design and implement solutions and services at an acceptable cost and quality, its ability to attract and retain skilled technical employees, the availability of critical components from third parties, and its ability to successfully complete the development of services in a timely manner. There is no guarantee that we will be able to respond to market demands. If we are unable to effectively respond to technological changes, or fails or delays to develop services in a timely and cost-effective manner, its services may become obsolete, and we may be unable to recover its development expenses which could negatively impact sales, profitability and the continued viability of its business.

Reliance on Independent Mortgage Brokers

Our mortgage operations are dependent on a network of mortgage brokers. The mortgage brokers with whom we do business with are not contractually obligated to do business with us. Further, our competitors also have relationships with the same brokers and actively compete with us in our efforts to expand our broker network and originate mortgage loans. We may find it difficult to attract new mortgage business from this network of brokers, or sustain current levels, to meet our needs. The failure by us to sustain or increase its current level of mortgage origination from these sources could have a material adverse effect on our business, financial condition and results of operations.

Changes in Interest Rates

Rising interest rates generally reduce the demand for credit, including mortgages, increase the cost of borrowing and may discourage potential borrowers from purchasing new properties, refinancing their existing mortgages or obtaining cash to retire other debt. Consequently, we may originate fewer mortgages, or a lower dollar amount of mortgages, in a period of rising interest rates. Increases in interest rates may also cause a lack of liquidity among Pineapple’s institutional investors, potentially reducing the number of mortgages such purchasers would otherwise buy. Increases in interest rates may have an adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders. However, rising interest rates may also result in a decrease in prepayments on mortgages, which could result in an increase in the number of mortgages under our administration which would increase the amount of funds received from servicing these mortgages.

In periods of declining interest rates, prepayments on mortgages tend to increase as a result of borrowers taking advantage of lower interest rates to refinance higher interest rate mortgages, or as a result of borrowers purchasing new properties and prepaying their existing mortgages. However, a reduction in the number of mortgages under our administration would result in a decrease in the amount of funds received from servicing these mortgages and may have an adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

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Repurchase Obligations and Breach of Representations and Warranties on Mortgage Placements

We place the mortgages that we originate as soon as is practicable after committing to the mortgages. Mortgage placements are made under agreements with institutional investors and securitization conduits which are, in many respects, favorable to the mortgage purchaser. When placing mortgages, we make a variety of customary representations and warranties regarding itself, our mortgage origination activities and the mortgages that are placed. These representations and warranties survive for the life of the mortgages and relate to, among other things, compliance with laws, mortgage underwriting and origination practices and standards, the accuracy and completeness of information in the mortgage documents and mortgage files, and the characteristics and enforceability of the mortgages. In many cases, these provisions do not have any cure periods and are not subject to any materiality threshold.

Through our mortgage origination and underwriting processes, we attempt to verify that our mortgages are originated and underwritten in accordance with the applicable requirements and comply with representations and warranties made by us. There can be no assurance, however, that we will not make mistakes or that certain employees or brokers will not deliberately violate our underwriting or other policies, and breaches of representations and warranties may occur from time to time.

When we send mortgage originations to the lender partners to be funded, we rely heavily upon information supplied by third parties including the information contained in the mortgage application, property appraisal, title information and employment and income documentation. If any of this information is misrepresented and the misrepresentation is not detected before mortgage funding, the value of the mortgage may be significantly lower than expected. Whether the mortgage applicant, the mortgage broker, another third party or one of our employees makes a misrepresentation, we generally bears the risk of loss associated with the misrepresentation. A mortgage subject to a misrepresentation may be unsaleable in the ordinary course of business or may be subject to repurchase or substitution if it is sold before detection of the misrepresentation or may require us to indemnify the mortgage purchaser. The persons and entities that made a misrepresentation are often difficult to locate and it may be difficult to collect from them any monetary losses we may have suffered. While hawse have controls and processes designed to help it identify misrepresented information in its mortgage origination operations, there can be no assurance these controls and processes have detected or will detect all misrepresented information.

We are subject to general economic conditions

The mortgage financing industry in Canada continued to benefit from historically low and stable interest rates in the past as homeowners took advantage of these rates with purchasing, repurchasing, and refinancing. Due to global inflationary pressures, Central banks all over the world are adjusting the interest rates upward to address this. There is a risk that an increase in interest rates could slow the pace of property sales and adversely affect   growth in the mortgage market, which could adversely affect our operations and stated growth initiatives. A decline in general economic conditions could also cause default rates to increase as creditworthiness decreases for borrowers. This could have a material adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

In addition, there are economic trends and factors that are beyond our control, which may affect our operations and business. Such trends and factors include adverse changes in the conditions in the specific markets for our services, the conditions in the broader market for residential mortgages and the conditions in the domestic or global economy generally. Although our performance is affected by the general condition of the economy, not all of its service areas are affected equally. It is not possible for management to accurately predict economic fluctuations and the impact of such fluctuations on performance. There is no guarantee that the revenue, asset and profit growth that we have historically generated will continue or that any of our targets for distributable cash or other performance expectations will be achieved.

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. We may be dependent upon capital markets to raise additional financing in the future. As such, we are subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to us and our management. If these levels of volatility persist or if there is a further economic slowdown, our operations, our ability to raise capital and the trading price of our securities could be adversely impacted.

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In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, our operations, our ability to raise debt or equity financing, and the operations of our business partners, contractors and service providers.

Government Regulation

We are currently regulated under mortgage broker, lending and other legislation in all of the jurisdictions in which it conducts business and is licensed or registered in those jurisdictions where licensing or registration is required by law. Changes in regulatory legislation or the interpretation thereof, or the introduction of any new regulatory requirements could have a negative effect on us and our operating results. There are different regulatory and registration requirements in each of the jurisdictions in Canada. We are registered in the jurisdictions in which we conduct business, however, we may voluntarily seek additional registration in respect of its activities or from time to time regulators may adopt a different view that may require us to seek additional registration. Failure to be appropriately registered could result in enforcement action and potential interruption of certain of our servicing or other activities and may result in a default under servicing agreements. This could have a material adverse effect on our business, financial condition and results of operations.

Competition

Our products compete with those offered by banks, insurance companies, trust companies and other financial services companies. Some of these competitors are better capitalized, hold a larger percentage of the Canadian mortgage market, have greater financial, technical and marketing resources than we do and have greater name recognition than the Pineapple brand. We experience competition in all aspects of our business, including price competition. If price competition increases, we may not be able to raise the interest rates we charge in response to a rising cost of funds or may be forced to lower the interest rates that we are able to charge borrowers, which has the potential to reduce the value of the mortgages we place with institutional mortgage purchasers or securitization vehicles. Price-cutting or discounting may reduce profits. This could have a material adverse effect on our business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.

Difficulty in Forecasting

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of its target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. We must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations and financial condition.

Reputational Risk

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to our overall ability to advance its services with customers, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

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Protection of Intellectual Property

Our commercial success depends to a significant degree upon its ability to develop new or improved technologies, instruments and services, and to obtain patents and/or industrial designs, where appropriate, or other intellectual property rights or statutory protection for these technologies and products in Canada and the United States. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop new technology that is patentable or protectable. Further, patents issued to us, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide us with necessary or sufficient protection or a competitive advantage. Competitors and other third parties may be able to design around our intellectual property or develop a technology forward platform similar to its platform that is not within the scope of such intellectual property. Our inability to secure its intellectual property rights may have a materially adverse effect on its business and results of operations. It is imperative that appropriate licensing agreements be negotiated with thirds parties to ensure protection of all applicable intellectual property.

Prosecution and protection of the intellectual property rights sought can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States.

Public Health Crises such as the COVID-19 Pandemic

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The COVID-19 pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. As an example, many of our customers whose operations rely on their physical premises have been significantly impacted. The COVID-19 pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively affected consumer and business spending. The extent to which the COVID-19 pandemic affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter-in-place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business results of operations and financial condition.

The COVID-19 pandemic has not had a negative impact on our business or operations, and we do not currently anticipate that the COVID-19 pandemic will have an impact on its business or operations. However, an increase in delinquent payments by borrowers may negatively affect our financial position. No assurance can be made regarding the policies that may be adopted by the Bank of Canada, Canadian federal, provincial or municipal governments, their agencies or any foreign government to address the effects of COVID-19 or market volatility. It is possible that the Bank of Canada may make further interest rate cuts or that it may in the future resume interest rate increases. Any such increases or decreases may occur at a faster rate than expected. To the extent that interest rates increase as a result of the Bank of Canada’s actions or otherwise, the availability of refinancing alternatives for mortgages and other loans may be reduced. No assurance can be made regarding such matters or their effect on real estate markets generally and on the value and performance of mortgage loans. The Company actively monitors regulatory developments and will adjust to any regulatory changes that may arise as a result of the COVID-19 pandemic. The COVID-19 pandemic has led to disruptions of our business activity and a sustained outbreak may have a negative impact on the Company and its financial performance in the future. We have business continuity policies in place and is developing additional strategies to address potential disruptions in operations. However, no assurance can be made that such strategies will mitigate the adverse future impacts related to the COVID-19 pandemic. A prolonged COVID-19 pandemic could adversely impact the health of our employees, customers and other stakeholders.

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Dependence on Management and Key Personnel

Our success is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on our business and prospects. There is no assurance we can maintain the services of its directors, officers or other qualified personnel required to operate our business. As our business activity grows, we will require additional key financial, administrative, and technology personnel as well as additional agents and operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on our operations and financial condition. In addition, the COVID-19 pandemic may cause us to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on our financial performance and financial condition.

Claims and Legal Proceedings

We and/or our directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

We have assets located outside of Canada, and therefore it may be difficult to enforce judgments obtained by the Company in foreign jurisdictions by Canadian courts. Similarly, to the extent that our assets are located outside of Canada, investors may have difficulty collecting from us any judgments obtained in Canadian courts and predicated on the civil liability provisions of applicable securities legislation. Furthermore, we may be subject to legal proceedings and judgments in foreign jurisdictions and it may be difficult for U.S. stockholders to effect service of process against the officers of the Company.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, we may complete acquisitions that we believe are strategic. We currently have no understandings, commitments or agreements with respect to any material acquisition and no other material acquisition is currently being pursued. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with our current business. The process of integrating an acquired company or assets into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect our business, results of operations and financial condition.

Internal controls

Effective internal controls are necessary for us to provide reliable financial reports and to help prevent fraud. Although we will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on us under Canadian securities law, we cannot be certain that such measures will ensure that we will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause it to fail to meet its reporting obligations. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our consolidated financial statements and materially adversely affect the trading price of our Common Shares.

Our management will ensure the accounting cycle, payroll administration, operational activities, and financial reporting controls to assess internal control risks and to ensure proper internal control is in place. The potential risk that flows from the identified deficiencies and weaknesses is the risk of potential fraud. However, the risk of fraud is considered low as management anticipates taking a number of measures as stated above to mitigate the potential risk of fraud, including without limitation: (i) all purchase and payment, including payroll, must be authorized by management; (ii) all capital expenditures must be preapproved by management; (iii) all source documents in any other language other than English must be translated and scanned for accounting entries and recordkeeping purposes; (iv) and almost all of our cash will be deposited with a Canadian bank in Ontario, Canada. Bank statements will be reviewed by the CFO of Pineapple regularly. Our management and Board will continue to monitor our operations of, evaluate the internal controls, and develop measures in the future to mitigate any potential risks and weaknesses.

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Canada does not have a system of exchange controls, and control of the Company by “non-Canadians” may be subject to review and further government action.

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by the Company to non-resident holders of the Common Shares, except as discussed below under “Certain Canadian Federal Income Tax Consequences to Holders of our Common Shares that are Non-Resident in Canada”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Risks Related to Our Securities and this Offering

Speculative Nature of Investment Risk

An investment in our securities carries a high degree of risk and should be considered as a speculative investment. We have a limited history of earnings, a limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in our securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment our securities.

The offering price of the Common Shares may not be indicative of the value of our assets or the price at which shares can be resold. The offering price of the Common Shares may not be an indication of our actual value.

Prior to this offering, there has been no public market for our securities. The offering price of per share was determined based upon negotiations between the underwriters and us. Factors considered in determining such price in addition to prevailing market conditions include an assessment of our future prospects, an increase in value of our stock due to becoming a public company and prior valuations of the Common Shares prepared for us. Such price does not have any relationship to any established criteria of value, such as book value or earnings per share. Such price may not be indicative of the current market value of our assets. No assurance can be given that the Common Shares can be resold at the public offering price.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Price Volatility of Publicly Traded Securities

The Common Shares do not currently trade on any exchange or stock market and we have applied to list the Common Shares on the Nasdaq. Securities of technology and mortgage brokerage companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

Other factors unrelated to our performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of shares; the size of our public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The fact that no market currently exists for the Common Shares may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Common Shares. The market price of the Common Shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all mortgage brokerage sector securities, the breadth of the public market for our Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

We may, in the future, issue additional Common Shares or other securities, which would reduce investors’ percent of ownership and dilute our share value

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance our operations, acquisitions or other business projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Common Share.

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Subject to the terms of our Articles of Incorporation and Canadian securities law, we are not restricted from issuing additional Common Shares or securities similar to the Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares, sales of other securities made after this offering, or as a result of the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of the Common Shares bear the risk of our future offerings reducing the market price of the Common Shares and diluting their holdings in the Common Shares.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future.

To date, we have not paid any dividends on our outstanding Common Shares and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividend Policy”.

If the Common Shares are delisted from Nasdaq, the ability to transfer or sell the Common Shares may be limited and the market value of the Common Shares will likely be materially adversely affected.

We plan to list the Common Shares on Nasdaq and the Common Shares do not contain provisions that are intended to protect investors if the Common Shares are delisted from Nasdaq. There can be no assurance that we will be able to maintain compliance with the applicable listing standards. If the Common Shares are delisted from Nasdaq, investors’ ability to transfer or sell the Common Shares will be limited and the market value of the Common Shares will likely be materially adversely affected.

Risks Related to this Offering

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a reporting issuer, we will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws will require us to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require us to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. Specifically, due to the increasing complexity of its transactions, it is anticipated that we will improve our disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. To comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, which could adversely affect our business and financial results.

As a public company subject to these rules and regulations, we may find it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of its Board, particularly to serve on its Audit Committee and Compensation Committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm its business and results of operations.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Common Shares less attractive to investors  .

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of this offering, however, our status would change more quickly if we have more than US$1.07 billion in annual revenue, if the market value of our Common Shares held by non-affiliates equals or exceeds US$700 million as of June 30 of any year, or we issue more than US$1.0 billion of non-convertible debt over a three-year period before the end of that period.

Investors could find our Common Shares less attractive if we choose to rely on these exemptions. If some investors find our Common Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Shares and our share price may be more volatile.

For as long as we are an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of this offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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Our management team will have broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

Our management team will have broad discretion in the application of the net proceeds from this offering and could spend or invest the proceeds in ways with which our shareholders disagree. Accordingly, investors will need to rely on our management team’s judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering in the manner described in the section entitled “Use of Proceeds.” The failure by management to apply these funds effectively could negatively affect our ability to operate and grow our business.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If we fail to maintain compliance with Nasdaq Listing Rules, the Common Shares may be delisted from Nasdaq, which would result in a limited trading market for our Common Shares and make obtaining future debt or equity financing more difficult for the Company.

We are in the process of applying to have the Common Shares sold in this offering listed on the Nasdaq under the symbol “[ ]”. However, there is no assurance that we will be able to continue to maintain our compliance with the Nasdaq continued listing requirements. If we fail to do so, our securities may lose their status on Nasdaq and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling our securities could be more difficult because smaller quantities of shares or warrants would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the securities and further limit the liquidity of the securities. These factors could result in lower prices and larger spreads in the bid and ask prices for the securities. Such delisting from Nasdaq and continued or further declines in the share price of the securities could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If our Common Shares were to be delisted from Nasdaq, they may become subject to the SEC’s “penny stock” rules.

Delisting from Nasdaq may cause the securities of the Company to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be listed on Nasdaq. Therefore, if the Common Shares were to be delisted from Nasdaq, the securities of the Company could become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell the Common Shares of the Company. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares of Common Shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our existing stockholders paid less than the assumed public offering price when they acquired their shares of Common Shares. Based upon the issuance and sale of ______ Common Shares by us in this offering at an assumed public offering price of $___ per share, you will incur immediate dilution of in the net tangible book value per Common Share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our Common Shares are exercised, investors will experience additional dilution. For more information, see “Dilution.”

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares we are offering will be approximately $______, assuming an assumed initial offering price of $__ per share, the midpoint of the range specified on the cover of this prospectus. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $________. “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for growth initiative purposes, including but not limited to improving our technology, developing our subsidiary Pineapple Insurance, funding potential strategic mergers and acquisitions, expansion of our business in North America and globally, investing in skilled human capital, brand marketing and diversification. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions.

The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of the offering. However, our management will have significant flexibility and discretion in the timing and application of the net proceeds of the Offerings. Unforeseen events or changed business conditions may result in application of the proceeds of the Offerings in a manner other than ads described in this prospectus.

To the extent that the net proceeds we receive from the offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits.

Management believes that the proceeds from the offering will be sufficient to satisfy the Company’s cash needs for at least the next 12 months.

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DIVIDEND POLICY

We have not, since the date of our incorporation, declared or paid any dividends or other distributions on our Common Shares, and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable and such other factors as its directors consider appropriate.

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CAPITALIZATION

The following table sets forth our cash and our capitalization as of May 31, 2022:

●	On an actual basis; and

●	On an pro forma as adjusted basis to reflect the issuance and sale by us of Common Shares in this offering at an assumed public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

The information in this table is unaudited and is illustrative only and the Company’s capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information under the captions “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of May 31, 2022
	Actual	Pro Forma As Adjusted
Cash and cash equivalents	$4,821,775
Stockholders’ equity (deficit):
Common Shares	$4,903,031
Class A Shares
Class B Shares
Class C Shares
Additional paid-in capital	$2,809,375
Accumulated deficit	$2,364,429
Total stockholders’ equity	$5,347,978
Total capitalization	$10,169,753

Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed public offering price of $ per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $.

The number of Common Shares outstanding is based on 24,597,215 Common Shares issued and outstanding as of May 31, 2022, and excludes the following:

●	2,206,189 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.03 per share;

●	3,221,728 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.68;

●	245,000 common shares issuable upon the exercise of outstanding stock options at a weighted exercise price of $1.03 per share; and

●	Shares of common stock available for future issuance under the Equity incentive plan to be decided

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DILUTION

If you invest in our Common Shares in this offering, you will experience dilution to the extent of the difference between the public offering price per share and the net tangible book value per share of our Common Shares immediately after this offering. Net tangible book value represents the book value of our total tangible assets less the book value of our total liabilities. Pro forma net tangible book value per share represents our net tangible book value divided by the number of Common Shares issued and outstanding. Pro forma as adjusted net tangible book value per share represents our net tangible book value divided by the number of Common Shares issued and outstanding after giving effect to the pro forma adjustment described above, and the payment of estimated offering expenses by us in connection with the sale of Common Shares in this offering.

The historical net tangible book value of our Common Shares as of May 31, 2022, was approximately $4.75 million or $0.19  per Common Share based upon the Common Shares outstanding on such date. Historical net tangible book value per share represents the amount of its total tangible assets reduced by the amount of its total liabilities, divided by the total number of Common Shares outstanding.

After giving effect to our sale of all of the _______ Common Shares offered in this offering at an assumed public offering price of $ per share after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of ______ would have been $______ or $____ per share. This represents an immediate increase in net tangible book value of $____ per share to existing shareholders, and an immediate dilution in net tangible book value of $____ per share to new investors. The following table illustrates this per share dilution:

Assumed Public offering price per common share			$
Net tangible book value per common share as of May 31, 2022		$0.19
Increase in net tangible book value per common share attributable to new investors	$
As adjusted net tangible book value per common share as of May 31, 2022, after giving effect to this offering			$
Dilution per common share to new investors participating in this offering			$

The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $___ per share would increase (decrease) the pro forma as adjusted net tangible book value by $____ per share and increase the dilution to new investors by $___ per share and decrease the dilution to new investors by $__ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares it is offering. An increase of 100,000 shares offered by it would increase the pro forma as adjusted net tangible book value by $____ per share and decrease the dilution to new investors by $____ per share, assuming the assumed public offering price of $____ per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 100,000 shares offered by us would decrease the pro forma as adjusted net tangible book value by $____ per share and increase the dilution to new investors by $___ per share, assuming the assumed public offering price of $____ per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on the assumed public offering price of $____ per share, the pro forma as adjusted net tangible book value per share after this offering would be $____ per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $____ per share and the dilution to new investors purchasing shares in this offering would be $_____ per share.

The number of shares of Common Shares outstanding is based on ______ Common Shares issued and outstanding as of ____, 2022, and excludes the following:

●	______ common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share;

●	common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $; and

●	______ shares of common stock available for future issuance under the [Equity incentive plan if any]

Except as otherwise indicated herein, all information in this prospectus assumes:

●	no exercise of the outstanding options or warrants described above; and

●	no exercise of the underwriters’ option to purchase up to an additional _____ Common Shares to cover over-allotments, if any, or any warrants issued to the underwriters as fees.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Business Overview

We are a Canadian-based mortgage origination and management company that is dedicated to driving growth in the Canadian mortgage industry through innovative, data-driven systems and cloud-based tools. We provide mortgage brokerage services and technology solutions to Canadian mortgage agents, brokers, sub-brokers, brokerages and consumers. We also provide Brokerage Services to Brokerages, and, in connection with Brokerage Services, we employ and engage a number of Field Agents. In addition, we enter into affiliation agreements with Affiliate Brokers, pursuant to which we and the Affiliate Broker enter into an affiliation relationship with the intention of jointly marketing mortgage brokerage and other financial services as affiliated entities. This sometimes is referred to as “white labelling”, which allows the Affiliate Broker to sell a mortgage that is branded with its company name to its own client base. See “Business – Services and Products – Brokerage Services” for more information on the Brokerage Services that we provide.

We currently operate exclusively in Canada, specifically in the provinces of Ontario, Manitoba, Newfoundland and Labrador, Nova Scotia, Prince Edward Island and Alberta. We launched our first brokerage in Ontario in November 2016 and then followed in Manitoba in May 2021. We have been approved by each of the applicable provincial mortgage regulators to operate in all 13 provinces and territories namely Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Prince Edward Island, Quebec, Saskatchewan and Yukon. We launched our first brokerage office in Alberta on July 1, 2021. We also launched our first brokerage office in Newfoundland and Labrador, Nova Scotia and Prince Edward Island on May 4, 2022. Thereafter, we expect to open our first British Columbia brokerage office in the second half of 2022 and our first Quebec brokerage office sometime in late 2022 or early 2023. We provide our Brokerage Services to both residential and commercial mortgage opportunities and, in each case, through a proprietary technology called MyPineapple, as discussed in further detail below.

Revenue Model

We have a three-pronged revenue described below:

1.	Sales Revenue: Revenue is generated when a mortgage deal is closed and sent to the lender partner for funding. Commissions are paid to Pineapple based on rates applicable at the time of the deal on the funded volume or the amount that is being financed by the financial institution. On average we earn approximately 100 bps for every dollar of funded mortgage volume. An agent or broker completes the deal on the MyPineapple platform by gathering all the required documents in a very safe and secure environments, evaluating the documents for completeness, going through a pre-assessment risk, and finally submitting the package to the financial institution for funding. Contracts are in place with both agents and lender partners for this facilitation of the process. Once a deal is received by the financial institution and accepted, commissions are paid to Pineapple. These commissions amounts are reconciled and the broker agent paid their share. The agents are paid within 3 business days upon Pineapple receiving the funds – the fastest turnaround payment in the industry.

2.	Subscription Revenue: Field Agents use our cutting-edge technology system, MyPineapple, for a monthly service fee of $118. In exchange for this fee, users of MyPineapple have access to a progressive and robust network management system that allows them to more efficiently and effectively perform back office procedures. This platform allows them to process the deal described above for submission to be funded. See “Business – MyPineapple” for more details.

3.	Underwriting Fee: Agents and brokers optionally can use our expert risk pre assessment service that assists them in pre-underwriting their loans prior to submission to a lender for approval and funding. For mortgages of $197,475 and less, we charge an underwriting fee of $276 and for mortgages greater than $197,475, the Company charges an underwriting fee of CAD$395. See “Business – Services and Products” for more information on the pre-underwriting support services that we provide.

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We have a strong client base, which has experienced significant growth since inception. In the last two calendar years ended December 31, 2020 and 2021, we have seen positive growth in all key performance indicators including revenue, funded mortgage volume and EBITDA. This has been primarily due to organic growth of the number of Users engaged by the Company as well as technology enhancements which have led to increased productivity and efficiency. Additionally, in the calendar year ended December 31, 2021, the Company:

●	Originated $1,060,000,000 ∙mortgages; and
●	Provided pre-underwriting support services for mortgages valued at $500,000,000

Results of Operations

Comparison of Nine Months Ended May 31, 2022 and 2021 (in USD)

The following table provides certain selected financial information for the periods presented:

	Nine Months Ended May 31
	2022	2021	Change	% Change

Revenue	14,560,868	10,713,868	3,847,000	36%
Cost of Revenue	11,785,824	8,653,417	3,132,407	36%
Gross Profit	2,775,044	2,060,451	714,593	35%

Expense
Selling, general and administrative	1,950,005	835,834	1,114,171	133%
Salaries, wages and benefits	2,217,646	785,421	1,432,225	182%
Depreciation	118,891	19,326	99,565	515%
Share-based compensation	609,739	-	609,739
Interest expense and bank charges	40,148	14,051	26,097	186%
Total Expenses	4,936,429	1,654,632	3,281,797	198%

(Loss) income before income taxes	(2,161,385)	405,819	(2,567,204)	-633%

Income taxes	-	-
Foreign Currency Translation Adjustment	(18,832)	(24,453)	5,621	-23%
Net (loss) income and other comprehensive (loss) income	(2,180,217)	381,366	(2,561,583)	-672%

(Loss) earnings per share - basic and diluted ($)	(0.09)	0.03
Weighted average number of common shares outstanding - basic and diluted	24,597,215	12,491,895

Revenue

Total revenues were $14,560,868 and $10,713,868 for the nine months ended May 31, 2022 and 2021, respectively. The increase of $3,846,999, or 36% year over year, resulted from increased agent acquisition, improvement of the platforms resulting in quicker turnarounds, and opening of additional affiliations with broker offices outside of Ontario. The disaggregation of revenue is below:

	Nine Months Ended May 31,
	2022	2021	%Change
Sales revenue	$13,895,438	$10,183,744	36%
Service subscription fees	436,499	309,013	41%
Underwriting fees	228,931	221,112	4%
	$14,560,868	$10,713,868	36%

Service subscription showed an increase of 41% year over year confirming the increased agent acquisition.

Cost of Revenues

Total cost of revenues was $11,785,824 and $8,653,417 for the nine months ended May 31, 2022 and 2021, respectively. The increase of $3,132,407, is primarily a result of a result of acquisition of more experienced agents with whom the commissions share is higher.

Gross Profit

For the nine months ended May 31, 2022, we reported a gross profit of $2,775,044, compared to gross profit of $2,060,451 for the three months ended May 31, 2021. The increase of $714,593, is primarily in line with our standard gross profit margin of 19% and a result of increased revenue.

General and Administrative Expenses

General and administrative expenses were $1,950,005 and $835,834 for the nine months ended May 31, 2022 and 2021, respectively. The increase of $1,114,171, is primarily a result of increased monthly usage expenses for software and new financial and accounting software expense.

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Salaries, Wages and Benefits Expenses

Salaries, wages and benefits expenses were $2,217,646 and $785,421 for the nine months ended May 31, 2022 and 2021, respectively. The increase of $1,432,225, is primarily a result of hiring additional IT members, Senior management for marketing, and other team members.

Other income (expense)

Other expenses that included depreciation, share-based compensation expense, interest and bank charges were $768,778 and $33,377 for the nine months ended May 31, 2022 and 2021, respectively. The increase of $735,401, is primarily a result of share- based compensation expense whereby 25% of the options issued and restricted stock units (“RSUs”) issued as compensation to an officer of the Company vested, increase in interest liability for acquiring additional premises space, depreciation on increased equipment purchases.

Comparison of the Year Ended August 31, 2021 and 2020 (in USD)

The following table provides certain selected financial information for the periods presented:

	Year Ended August 31,
	2021	2020	Change	% Change
Revenue	$16,118,608	$3,617,458	$12,501,150	346%
Cost of revenue	$13,134,891	$2,035,091	$11,099,800	545%
Gross profit	$2,983,717	$1,582,367	$1,401,350	89%
Gross profit percentage	19%	44%
Selling, general and administrative	$1,352,788	$736,181	$616,607	84%
Salaries, wages and benefits	$1,245,227	$594,087	$651,141	110%
Total operating expenses	$2,598,015	$1,330,268	$1,267,747	95%
Gains from operations	$385,702	$252,099	$133,603	53%
Other income (expense)	$647,503	$37,315	$610,188	1,635%
Net Income (Loss) before Income Taxes	$(261,803)	$214,784	$(476,586)	(222)%
Total Comprehensive Income (Loss)	$(338,401)	$196,934	$(535,344)	(272)%
Basic and dilutive loss per ordinary share	$(0.02)	$0.02	$(0.04)	(209)%
Weighted average number of ordinary shares outstanding – basic and diluted	15,532,743	9,503,825

Revenue

Total revenues were $16,118,608 and $3,617,458 for the years ended August 31, 2021 and 2020, respectively. The increase of $12,501,150, or 346% year over year, resulted from increase in the number of Users, technological improvements, and lower interest rates that fueled economic growth. A new vertical is being added to our original revenue streams – mortgage insurance – a regulatory requirement in the Canadian market of all mortgages. Once this new channel is developed, we will provide additional complementary channels including many insurance products that will be provided, which we will charge fees for in order to generate revenue from these additional revenue streams. The disaggregation of revenues is detailed below:

	Year Ended December 31,
	2022	2021	%Change
Sales revenue	$15,370,566	$3,485,647	341%
Service subscription fees	426,095	68,129	525%
Underwriting fees	321,947	63,682	406%
	$16,118,608	$3,617,458	346%

Cost of Revenues

Gross profit or gross margin is the balance from revenue after the cost of revenue is deducted. The cost of revenue is a directly attributable cost that is borne to produce revenue. Our cost of revenue is primarily the commissions paid by us to the agents based on the agreements in place between the Company and the agent.

Total cost of revenues was $13,134,891 and $2,035,091 for the years ended August 31, 2021 and 2020, respectively. The increase of $11,099,800 is primarily a result of adding on more experienced agents that take a larger percentage or share in commissions from the revenue received. Initially, lesser experienced agents were taken on offering them a lesser percentage of the revenues via lesser commissions. As the Company grew, and the intent was to grow revenue, more mature and experienced agents were acquired. This resulted in a significantly higher cost than that of lesser experienced agents. The goal of higher revenues was achieved but the cost of revenues increased thereby decreasing the gross profit.

As revenues scale up and a mix of mature agents and acquisitions of less experienced agents increase, the mix will become more proportional and the cost of revenue will decrease slightly increasing gross profit. This gross profit of 19% is however, a stable gross margin that is more in tune with the industry and we look to improving this as efficiencies and revenues increase.

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General and Administrative Expenses

General and administrative expenses were $1,352,788 and $736,181 for the years ended August 31, 2021 and 2020, respectively. The increase of $616,607 is primarily a result of an increase to one of our largest components of expenses – marketing services and IT infrastructure builds. This included rebranding from Capital Lending Centre to Pineapple Financial, advertising, marketing efforts directed to agent acquisition channels such as digital and social media.

The other categories generally relate to legal, tax, business operations, insurance, monthly IT expenses, consumables, accessories, related overhead and other expenses. These have not increased significantly in line with revenue increases proving our controlled spending culture.

Further to the completion of this offering, we expect to incur significant additional expenses related to this category and as a result of operating as a public company including insurance, investor relations, legal, audit, consulting, etc. Additional expenses will also be incurred to continue reporting as a public company, regulatory requirements, and other compliance costs relative to the rules and regulations of the SEC.

Salaries, Wages and Benefits Expenses

Salaries, wages and benefits expenses were $1,245,227 and $594,087 for the years ended August 31, 2021 and 2020, respectively. This includes employee compensation (and bonuses if applicable), benefits for all the executive, finance, business operations, training, IT, administrative, and other departments personnel. The increase of $651,141 year over year is the direct result of human capital growth targeted towards more skilled and specifically trained personnel in all areas. Driven by frequent improvements and towards technological enhancements, we believe these directed long term and well thought out investments will bring about profitability and productivity for the long run.

Other income (expense)

Other income (expense) for the year ended August 31, 2021 was $647,503 compared to $37,315 for the year ended August 31, 2020. This increase was the result of general increases as operations scaled up in interest and bank charges, depreciation and share-based compensation with the vesting of 25% of options upon issuance.

Income Tax

An income tax recovery was recognized as of year-end August 2021 of $27,119 versus an expense of $ 23,946 in August 2020.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and capital expenditures directly attributed to technological improvements, investing in acquiring skilled and experienced personnel and marketing services. We fund our liquidity requirements primarily through cash on hand and cash flows from operations. As of May 31, 2022 our cash and cash equivalents were $4,821,775 compared to $7,011,536 as of August 31, 2021. A Series A funding of over $9 million was completed in April 2021 and the Company has maintained a cash burn of approximately $1 million per year. Further, management believes our current cash balance, revenue from continuing operations plus the net proceeds of the offering will be sufficient capital to fund our operating expenses, capital expenditure requirements, and contractual obligations for at least the next 36 months.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended August 31,
	2021	2020	Change
Cash used in operating activities	$491,171	$212,055	$279,116
Cash used in investing activities	$101,159	$0	$101,159
Cash provided by financing activities	$6,305,145	$(32,492)	$6,337,636

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Cash Flow from Operating Activities

For the year ended August 31, 2021, net cash flows used in operating activities was $491,171 compared to $212,055 used during the year ended August 31, 2020, respectively due to normal operational expenses built into the company growth.

Cash Flows from Investing Activities

During the year ended August 31, 2021, we used $101,159 to purchase computer equipment and furniture. We did not use any cash for investing activities in the year ended August 31, 2020. This increase was the result of purchase of laptop computers, computer peripherals, and accessories for improved technological advancement.

Cash Flows from Financing Activities

During the year ended August 31, 2021 net cash flow from financing activities was $6,305,145 compared to usage of $32,492 during the year ended August 31, 2020, an increase of $6,337,636. This increase was primarily the result of the Series A financing round completed in April 2021.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies are more fully described in Note 2 in the “Notes to Financial Statements”, we believe the following accounting policies are critical to the process of making significant judgments and estimates in preparation of our financial statements.

Revenue Recognition

The criteria relevant to Pineapple is ASC Topic 606 - Revenue from Contracts with Customers.

Pineapple has contracts in place with lender partners that take into consideration performance obligations. When a deal closes, financing is sent to the end users’ finance institution. This performance obligation is confirmed and known to be completed when commissions are remitted to Pineapple. Depending upon the percentage, the lender partners calculate and remit the appropriate commissions as per the agreed contracts using the funded volume as the basis of their calculation. These commissions are deposited into Pineapple’s bank account mostly via bank transfer. Pineapple creates an invoice / cash sale for its records. When this invoice / cash sale is paid via the amounts being deposited into the account, it is reconciled and confirmed by the accounting department. Having confirmed the amount and other details, revenue is recognized with a credit to the respective revenue account. There are no other processes pending and no further monies coming forth, the process is considered complete and so revenue is recognized at this point rather than over time.

There is a minimal amount of income that is considered a liability rather than revenue due to deals that are finalized but are non-compliant. The provincial stipulation is to hold as liability for 24 months and Pineapple’s contractual time limit is 60 days for the file to be completed in every respect including compliance before funds to the agents are released. Given these varying times, we have declared a policy to hold these amounts as liability for 30 months after which time it is considered as revenue.

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Basis of presentation, functional and presentation currency

The Company’s headquarters is in Ontario, Canada, and the functional currency is in Canadian Dollars (CAD) with the presentation currency being US Dollars (USD).

There will be a foreign currency translation undertaken to report under US GAAP which will be the basis of presentation.

Lease Accounting

The relevant criteria applicable is ASC 842. We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Investments

We invested in a commercial mortgage firm, MCommercial, based in Montreal and Toronto, Canada representing 5% of the total issued and outstanding shares. This strategic partnership allows Pineapple residential mortgage agents to have access to a leading commercial mortgage firm and experts, which will expand their product offerings, service levels and corporate revenue through increased transactions.

The Company entered into a share purchase agreement with 9142-2964 Quebec Inc. pursuant to which the Company acquired five Class A Shares of 7326904 Canada Inc. (dba as Mortgage Alliance Corporation) (“Alliance”), representing 5% of the total issued and outstanding shares of Alliance. Alliance is a mortgage brokerage firm based in Ontario, Canada with locations in Calgary, Vancouver and Halifax. Both represent a total investment of CAD $50,100.

As at August 2021, the total amount of both investments was USD $39,709 and recorded at cost. There was no material change to the investment amount as at May 2022.

Share Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee, and director services received in exchange for an award based on the grant-date fair value of the award.

Stock-based or share-based compensation expenses are recognized in the statements of income and comprehensive income. On June 14, 2021, 2,206,189 options were granted where 25% of the options granted vested on the date of the grant. Another 25% vested on December 14, 2021 for a total of 1,103,094 options vested. The remaining options balance vest in equal installments every 6 months over the remaining 1-year period.

On November 15, 2021, 245,000 options issued to an officer of the Company that vest in 36 months were also recognized as expenses under share-based compensation.

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Economic Cycles

As a service provider to the Canadian real estate market, the Company sees consistent seasonality trends that are reflective of home sales seasonality in the Canadian market. Generally, home sales and purchase mortgage sales are lowest during the first and third quarter (December through February and July through August) and highest during the Spring and Fall months (March - June and September through to November). The Company has mitigated the seasonality of home buying by offering a diverse product suite which allows for the slower months to focus on mortgage refinancings and renewals. Based on market data, approximately 35% of mortgage volumes are from new mortgages on home purchases, 45% from mortgage renewals and 20% from mortgage refinancings. Although mortgage activity is certainly impacted by cyclical fluctuations in home sales, the impact is mitigated by the 65% of this activity that is not tied directly to home sales. Based on historical market data, approximately 60% of mortgage consumers refinance their mortgage before the renewal date. As such, these re-financings lead to more business for mortgage brokers before the traditional 5-year maturity date expires. It also increases the importance for consumers of shopping a mortgage because the penalties for breaking a mortgage can be significant and can vary by type of mortgage and from lender to lender.

Controls and Procedures

Although, we are currently not required to maintain an effective internal controls system, we have assessed and already started creating our internal controls as we have determined the need to maintain effective and controlled systems including but not limited to:

●	skilled staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts as necessary to ensure correct classification, accurate recording and balancing of books;

●	proper recording of expenses, liabilities, and other accounting entries in the period to which they relate as per the matching principle;

●	maintaining a fixed assets register that identifies user, department, and detailed tracking;

●	evidence of internal review and approval of accounting transactions by 2 or more independent personnel;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

The Company currently uses Netsuite, a proprietary financial accounting software from Oracle Corporation for recording, tracking and financial reporting. However, external resources may be required such as professional consultants to determine more specific internal controls to decrease exposure to erroneous financial reporting, meet the necessary regulatory requirements and responsibilities, and ensure compliance in all respects thereby incurring significant expenses in meeting these needs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Related Party Transactions

As at August 2021, a total of $946,514 was recorded for share-based compensation for options vested at $576,938 and $378,576 for salaries and wages to key management personnel versus $1,1136,832 was recorded for May 2022 - $609,739 for share based compensation and 527,093 for salaries and wages to key management personnel. The increase of 39% in the salaries and wages is attributed to the increase to the CEO, COO, and CSO, and the addition of the CFO.

Disclosure of Contractual Arrangements

On May 31, 2022, the Company was committed to minimum lease payments in USD as follows:

Contractual Obligation	Less than One Year (Balance of 2022)	1 – 3 Years (2023 - 2024)	3 – 5 Years (2025 - 2026)	Over 5 Years (2027 - 2030)
	$163,015	$624,440	$783,340	$1,271,212
TOTAL	$163,015	$624,440	$783,340	$1,271,212

The amounts above are undiscounted and include the total amounts due, including an estimated property tax amount, maintenance amount, and HST.

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BUSINESS

General

We are a Canadian-based mortgage technology and brokerage company dedicated to driving growth in the Canadian mortgage industry through innovative data-driven systems together with cloud-based tools. We provide mortgage brokerage services and technology solutions to Canadian mortgage agents, brokers, sub-brokers, brokerages and consumers. We also provide back office services, together with pre-underwriting support services (collectively the “Brokerage Services”) to Canadian mortgage brokerages (the “Brokerages”). In connection with the provision of the Brokerage Services, we employ and engage several licensed mortgage brokers and agents (collectively, “Field Agents”). In addition, we also enter into affiliation agreements with certain licensed mortgage brokers (collectively, “Affiliate Brokers” and, together with Field Agents and Brokerages, the “Users”), pursuant to which the Company and the Affiliate Broker enter into an affiliation relationship with the intention of jointly marketing mortgage brokerage and other financial services as affiliated entities, sometimes referred to as “white labelling”, which allows the Affiliate Broker to sell a mortgage that is branded with its company name to its own client base.

We currently operate exclusively in Canada, specifically in the provinces of Alberta, Manitoba, Newfoundland and Labrador, Nova Scotia, Ontario and Prince Edward Island. We launched our first brokerage in Ontario in November 2016 and then followed in Manitoba in May 2021. We have been approved by each of the applicable provincial mortgage regulators to operate in all 13 provinces and territories namely Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Prince Edward Island, Quebec, Saskatchewan and Yukon. The Company launched its first brokerage office in Alberta on July 1, 2021. We launched our first brokerage office in Newfoundland and Labrador, Nova Scotia and Prince Edward Island on May 4, 2022. Thereafter, we expect to open our first British Columbia brokerage office in the second half of 2022 and our first Quebec brokerage office sometime in late 2022 or early 2023. We provide our Brokerage Services to both residential and commercial mortgage opportunities and, in each case, through a proprietary technology called MyPineapple, as discussed in further detail below.

MyPineapple

At the heart of our Brokerage Services is an innovative technology system, MyPineapple, that provides real time data management and reporting, lead generation opportunities, customer relationship management, deal processing, education and knowledge center, payroll, regulatory compliance, data analytics, document collection and storage, automated onboarding, lender access, back office support and direct underwriting support, all in one. MyPineapple offers progressive network management capabilities for Users, including hundreds of qualified Field Agents, to create an efficient marketplace for the provision of mortgage lending and insurance industry services. MyPineapple seamlessly manages Users’ day-to-day business through automated triggers and tasks, ensuring nothing falls through the cracks. Backed by Salesforce, pursuant to the Salesforce Agreement (defined herein), and built with proprietary code deep data analytics, MyPineapple syncs up with Users’ calendar and emails, produces robust reporting, advanced analytics, and real-time notifications on marketing communications, and more. MyPineapple is a sophisticated and fundamental tool for revenue growth and relationship development. It plays a significant role in what makes our Brokerage Services distinct and cutting-edge.

MyPineapple was created to address key issues within the mortgage brokerage industry. We built MyPineapple to create a long-term competitive advantage relative to traditional service providers, who have comparatively high-touch, labor intensive and costly operations. We believe that, through MyPineapple, we are able to deliver faster services and with fewer errors. Our MyPineapple platform is completely automated, simplifying the mortgage process while providing efficiencies to and alleviating pressure on Users’ staff in completing traditional administrative tasks, which in turn reduces the Users’ cost structure and results in increased profit margins and scalability. MyPineapple reduces manual processes through robust quality control mechanisms, logistics management capabilities, capacity planning tools and end-to-end transaction management. MyPineapple also includes a leading education technology platform, which enables Users to continuously stay informed and educated on what mortgage solutions and market conditions could impact Canadian consumers.

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Our primary objectives and goals include, but are not limited to, the following:

●	Grow our mortgage broker distribution channel to gain further market share and consumer adoption, including increasing organic (non-acquisition related) market share and to achieve growth on the number of mortgages funded annually;

●	Become the go-to seamless mortgage experience platform for mortgage agents, lenders and homebuyers;

●	For Pineapple Insurance to provide an insurance option for all our mortgage approvals;

●	To ensure that we are providing a well-rounded and custom-tailored approach to insurance solutions that may best suit the clients’ needs;

●	To leverage the power of our growing database and brand recognition to open further insurance opportunity channel; and

Streamline the insurance approval and application process for mortgage clients using technology.

Services and Products

Brokerage Services

The following is a detailed description of the Brokerages Services that we offer:

1.	Mortgage Brokering: We employ and engage a number of licensed Field Agents who originate clients, provide mortgage consultation services, advise clients on the various mortgage products offered by financial institutions in Canada, offer clients access to rate information and mortgage options from a range of lenders, including major banks and lending institutions and assist clients in selecting the most appropriate and effective mortgage solution for their particular needs.

2.	Technology: MyPineapple is a full spectrum, robust and comprehensive technology system, which allows Users to conduct their brokerage services more effectively and efficiently. Amongst other things, MyPineapple syncs up with Users’ calendar and emails, produces robust reporting, advanced analytics, and real-time notifications for email opens, and link clicks. MyPineapple also provides Users with cloud storage. We also provide marketing support to Users in order to systematically manage the marketing process, segmentation and client conversions. We ensure that all clients stay well informed with highly relevant information; it also increases the conversion ratios and engagement metric for its Users. This provides Users the ability to focus on higher probability clients and deliver a high level of value and service while the system manages the relationship with others.

3.	Back Office Support Services: Through MyPineapple, we offer our Users back office support services, including digital and automated onboarding and set up, loan packaging and processing, digital document collection and client portals, loan maintenance activities, payroll, lender communication, reporting requirements for regulators and business management, cloud services, expense collections, document preparation, compliance, training, administration and marketing.

4.	Pre-Underwriting Support: Technology enabled and together with back-office support, we offer our Users pre-underwriting support services that establish appropriate qualifying processes in a mortgage application. We use our diverse exposure to the mortgage industry to save Users from spending valuable resources on mortgage applications that have fewer chances of reaching approval. In particular, we offer our Users the following pre-underwriting services, aimed at speeding up the underwriting process and helping mortgage lenders make accurate decisions:

●	Credit Review: We verify all information that is supplied by the client in vital loan documents and other personal information. Thereafter, we meticulously review client credit records and tax return documents to ensure the client has the required financial stability to make monthly payments for the mortgage. We follow checklist-based system to ensure that all the critical aspects pertaining to underwriting are covered.

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●	Data Validation: Our pre-underwriting support services include recording and digitizing our findings in the data validation process. By digitizing these vital information sets about the client, we are able to establish the accuracy and speed needed to expedite the underwriting process.

●	Fraud Analysis and Compliance: We pride ourselves in diligently checking for identity fraud and ensuring that applications are compliant and contain complete information. Our mortgage experts have the experience and acumen to spot missing or mala fide information. This obviates the need for the underwriter to send client files back for incomplete information and thereby speeds up the underwriting process. Our fraud analysis encompasses all aspects of the client file review process including running third-party reports. This ensures the underwriter has to focus only on decision-making.

●	Appraisal Ordering and Review: We take charge of title ordering and dispatching verified property information to the appraiser to boost the turnaround times of the appraisal process. Once the appraisal is over, we carefully review the appraisal report to ensure that the process has been completed in a fair and error-free manner.

●	Data Analytics: Through MyPineapple, we are able to use data to analyze customer benefit opportunities as they become available. In particular, MyPineapple allows us to utilize the data that has been acquired through the mortgage approval process along with real time real estate and credit data to thereby reduce costs and overall debt process timelines.

Insurance Products

Pineapple Insurance Inc. (“Pineapple Insurance”) is a wholly owned subsidiary of Pineapple Financial Inc. This entity is to serve the insurance needs of our brand mortgage brokers and agents across Canada. Pineapple Insurance is to act as an Managing General Agent (MGA) supported by Industrial Alliance. This entity will create both a revenue channel and retention strategy for borrowers that live within our database. This will also allow a growth opportunity and an overall holistic financial services opportunity for us.

Pineapple Insurance provides the following services:

●	We will complete a needs analysis on each client to ensure the most suitable product to meet both their needs and their goals. In our product suite, we will offer term life insurance which will provide a low-cost coverage at a fixed rate of payments for a limited period of time for the life of the mortgage. The goal of this product is to ensure that in the event of the insurer’s untimely death with their term policy their beneficiaries will be covered in the amount of the policy during the life of the term. No insurance will be paid to the beneficiary should the insured pass away after the end of the term or if the insured did not make the required payments.

●	Whole Life Insurance is a life insurance policy which is guaranteed to remain in force for the insured’s entire lifetime, provided required premiums are paid, or to the maturity date. In addition to paying a death benefit, whole life insurance also contains a savings component in which cash value may accumulate on a tax-advantaged basis. The policies can be leveraged as collateral or an asset with our lenders through the Company.

●	For both our personal and our business clients, we offer permanent life insurance policies, which offer a death benefit and cash value. The death benefit is money that is paid to your beneficiaries when you pass away. Cash value is a separate savings component that you may be able to access while you are still alive. Permanent insurance can help cover the business owner for their entire life. And unlike term insurance, it includes the potential for a cash accumulation fund. Investments in the fund are tax-preferred, including at death when the tax-free death benefit is paid out to a named beneficiary. An additional benefit of permanent life insurance is that allocating funds in a corporation away from taxable investments to a permanent life insurance policy can help reduce overall annual taxable investment income. Permanent life insurance lasts from the time you buy a policy to the time you pass away, as long as you pay the required premiums. The policies can be leveraged as collateral or an asset with our lenders through the Company.

●	Accident and Disability Insurance is a type of insurance product that provides income replacement in the event that a policyholder is prevented from working and earning an income due to a disability.

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●	Critical Illness Insurance provides additional coverage for medical emergencies like heart attacks, strokes, or cancer. Because these emergencies or illnesses often incur greater-than-average medical costs, these policies pay out cash to help cover those overruns where traditional health insurance may fall short and help cover living expenses while the client recovers. These policies come at a relatively low cost. However, the instances that they will cover are generally limited to a few illnesses or emergencies. The key element is to ensure that the mortgagor does not fall behind in their mortgage payments.

●	Credit Insurance is a type of life insurance that can cover the remaining amount of your loan in the event of your death. Your insurance company will use the death benefit to pay down or pay off the remaining balance on the loan, up to a maximum amount outlined in the certificate of insurance. The money from your death benefit will go to your creditor. The money will not go to your family or beneficiaries.

We offer a wide range of investment options to suit clients risk tolerance and investment preferences. A financial advisor will review and assess the needs of each client to determine the short- and long-term goals for financial success. Such options may include segregated funds or mutual funds for registered (registered education savings plans (RESPs), registered retirement savings plans (RRSPs), tax-free savings accounts (TFSAs), etc.) and non-registered accounts. A segregated fund, or seg fund, is a type of investment fund administered by Canadian insurance companies in the form of individual, variable life insurance contracts offering certain guarantees to the policyholder such as reimbursement of capital upon death and mutual funds.

InsurTech

MyPineapple is a key reason for our success and has the ability to drive interested and timely insurance prospects to a replicated module that we have built in order to streamline and manage the customer flow for insurance products. The process is designed to create a unique synchronicity between the client obtaining a mortgage approval and insurance approval.

Combined, the simplicity of the two platforms with its connectivity and integrations will allow Pineapple Insurance to successfully process and approve insurance applications.

We have also created client segmentations and retention programs to ensure that we can maximize our database of over 150,000 potential clients.

Growth Strategy

Brokerage Services

We aim to gain further market share and consumer adoption by focusing on the following areas of growth:

1.	Increase Agent Revenue From Optimized Analytics: We will continue to analyze past borrower data to determine opportunities to beneficially re-service them in the future, potentially creating revenue generating activities and significantly enhancing the borrower experience.

2.	Added Product Suite – Insurance. As discussed above, we are establishing an insurance channel that provides borrowers with a full suite of insurance products, which we believe will increase revenue.

3.	National Expansion: We expect to continue to expand our business and operations into current jurisdictions along with new provinces such as British Colombia and Quebec.

4.	Borrower-Facing Technology. We believe MyPineapple will be a marketplace where clients can select from a variety of mortgage products that will suit their individual needs while tracking the progress and status of the transaction for the life of the mortgage and beyond.

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Insurance Products

In order to achieve our objectives and goals, Pineapple Insurance will focus on four main areas:

1.	Insurance originations: Our files will be obtained exclusively through the Pineapple Financial referral network. This will be achieved through a seamless technology integration where Pineapple Insurance agents are immediately notified of a mortgage approval which requires an insurance option. Our agents will be highly trained in an effort to service the growth of our referral network. Consistency in service level and approach is key to building our brand.

2.	Emphasizing core values: Servicing our clients, maintaining relationships, ongoing and continued support, education and training, ongoing lines of communication between mortgage agent and insurance agent and ensuring a smooth and efficient closing process. We expect our agents to conduct themselves with the highest level of professionalism and carry out the fundamental and core values of Pineapple Insurance at all times.

3.	Hiring and training insurance agents: We will follow and adhere to strict hiring and training policies as set out in our training manuals. Development of education and training programs working in conjunction with our partners. Ensuring that we are consistently working on recruiting top performing insurance agents that will be able to meet the growth and scale of the needs of the Company.

4.	Technologies and relationship management tools: We will be replicating and customizing our robust MyPineapple system for seamless data transfer and client management. This will be broken into the following areas:

●	Operational Excellence: notifying insurance agents at the optimal time to increase conversion metrics and customer satisfaction. Integration of client data so the process is convenient for all involved parties. Visibility of status and automations of workflow and requirements;

●	Client Relationship Management (CRM): Advancing client relationships towards application indication, application completion and client retention; and

●	Acquisition: marketing funnels to leverage the overall database and identity opportunities from older missed opportunities.

Markets for our Services

Brokerage Services

The clients for our Brokerage Services include mortgage agents, brokers, sub-brokers, brokerages and consumers. Our customer activity is intrinsically linked to the health of the real estate or commercial markets generally, particularly in Canada.

Strong housing demand during 2020, 2021 and the first quarter of 2022 positively impacted the seasonal variations. With the onset of inflationary pressures around the globe, not only the seasonality but the normal trends of the housing markets have declined with the increase of interest rates. Although our business may be negatively impacted, we believe our multiple channels of revenue helps to mitigate any such impact.

On April 7, 2022, the 2022 budget was released by the Government of Canada which focuses on affordable housing alternatives for Canadians and additional tax measures to assist first time home buyers. With the continual influx of new immigrants as proposed by the Government of Canada; the renewed demand in home renovations and refurbishments; the users becoming more knowledgeable about additional use of their home equity, and other varying and creative measures, we plan to capitalize on these growth initiatives into the future.

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Insurance Products

The insurance market for Pineapple Insurance is focused around growth in the Canadian mortgage landscape as well as market share growth for Pineapple Financial.

●	Real estate investors: we are able to consolidate multiple mortgage amounts into one insurance policy to help minimize risk if an investor has multiple properties.

●	Residential Home purchase: with Canadian housing prices hitting all-time highs, we will help clients provide insurance to fill the gap between their current coverage and the mortgage amount

●	Refinance: can help clients reduce existing coverage or apply/consolidate if they require additional coverage.

●	Reverse Mortgage: these clients can use the income from the reverse mortgage to help plan their final expense through insurance as well as enrich their retirement years.

●	Switch: transferring to another lender at renewal. The insurance we offer is not tied to the lender directly and can assist clients in locking in their rates long term when they can still qualify for insurance

●	Renovation and construction: Clients will be able to access their cash values in their permanent insurance policies to help fund their renovations and construction projects. If additional financing is required, we can provide the added insurance coverage needed.

●	Self-Employed: As large numbers of Canadians move into business for themselves, we have found a great need for an insurance product that can suit their needs since they generally do not have a company benefits plan. Income protection will also be a key component of our business here.

●	Commercial Mortgages: We can provide the proper insurance to clients for the right amount of coverage and timeline for one or multiple investors. Coverages can go up to $20 million.

●	Private Lending: Customized insurance can be provided to private lenders who may have a different set of circumstances in terms of investment type and timeline horizon.

●	High Risk Health & Uninsurable: We can offer guaranteed issue insurance to clients who may have declining health or were previously declined for insurance in the past.

Pineapple Financial Inc. and Mortgage Market Dependency

We take a long-term view to manage and measure the success of our ongoing business strategy. In this regard, our principal focus is on market share growth. We seek to achieve increased market share irrespective of residential and commercial mortgage origination market conditions. Market share growth can be achieved through both the onboarding of new Users to MyPineapple and by increasing market share within its existing Users, including recently onboarded Users.

We are confident in our ability to increase the number of Field Agents using MyPineapple in conducting their brokerage services primarily due to the efficiency that MyPineapple brings to the mortgage brokerage process. From August 1, 2021 to August 1, 2022, our active users increased at a rate of approximately 85%.

The mortgage market and residential and commercial mortgage originations are subject to the influence of many external factors, such as broader economic conditions and fluctuating interest rates, over which we have no control. We believe we have substantial growth opportunities to expand our market share within our existing total addressable market. In particular, we expect to have access to more opportunities in the commercial mortgage segment through our partnership with MCommercial. Additionally, we expect to gain access to greater market share opportunities as we continue to develop MyPineapple and improve the efficiency of the mortgage approval process.

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Industry Overview

The Canadian Mortgage and Mortgage Brokerage Industry

According to the Bank of Canada, as of May 1, 2022~~,~~ Canada’s chartered banks held over $1.523 trillion of residential mortgages (which amount does not include mortgages held by provincially regulated entities such as credit unions or mortgage investment corporations). Mortgage lenders typically offer a range of products, with options for fixed or variable rates, varying terms and amortization periods, as well as differing ancillary terms for pre-payment, incentives or other matters. Interest rates are typically renegotiated every three (3) years. While mortgage lenders post both fixed and variable interest rates at which the lender offers mortgages of varying terms, typically most lenders are willing to negotiate interest rates lower than those posted, a practice referred to as “discounting”. The practice began in Canada in the early 1990s and is considered the norm in today’s mortgage market. The practice of discounting permits mortgage lenders to improve their ability to price discriminate and offer different rates to different borrowers based on their willingness to pay. Price discrimination allows lenders to increase their profits through negotiating different rates with individual borrowers instead of offering a blanket reduction in rates. The advent of price discrimination in the Canadian mortgage market has increased the importance of the mortgage broker in the lending negotiation process. In return for a fee (paid by the lending institution), the mortgage broker is typically able to negotiate a better rate than the consumer, or to efficiently reduce the time and effort required to be applied by the consumer to achieve similar results. Mortgage brokers are provincially regulated and subject to training and licensing requirements. See “Regulatory Environment” for details. However, there are relatively few barriers to entry in the mortgage brokerage market. Nevertheless, the ability of a given mortgage broker to erode lender price discrimination and secure rates at the lower end of the range at which lenders are prepared to lend is dependent upon a number of factors. While experience and negotiating ability are relevant factors, a key factor in the potential success of a mortgage broker in securing advantageous rates is the bargaining power of the mortgage broker, which varies directly with the volume of mortgages the broker is able to place with lenders.

Industry Growth Strategy

Our overall aim has been to increase market share through organic (non-acquisition related) means and to achieve growth on the number of mortgages funded annually. In an effort to accomplish our growth goals, we maintain a consistent, focus on recruiting Field Agents and overall Users. We have employed a significant number of recruiters which has resulted in growth rate than most of our competitors. Secondly, with ongoing concentrated efforts towards recruiting, it has allowed us to gain a strong understanding of the competitive models that exist and also to continually enhance the our offerings in the most effective way to recruit and retain qualified Field Agents. Additionally, through MyPineapple, we are able to support Field Agents growth in sales volume, productivity and efficiency in delivering mortgage solutions and increasing corporate revenue. Our aim has always been to have the leading model on which to recruit and support Field Agents, based on offering them a superior value-proposition.

Competitive Conditions

Mortgage Brokerage Market Conditions

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions Canada (“OSFI”) adopted Guideline B-20 - Residential Mortgage Underwriting Practices and Procedures (the “Guideline B-20”). The revised Guideline B-20 applies to all federally regulated financial institutions. The changes to Guideline B-20 reinforce OSFI’s expectation that federally regulated mortgage lenders remain vigilant in their mortgage underwriting practices. As Guideline B-20 made mortgage borrowing more difficult for many Canadians, management believes more Canadians may have turned to mortgage brokers to help navigate the complex rules. Management expects that mortgage brokers will increase their market share in the coming years due to the following factors:

●	Mortgage regulations: Mortgage regulations have become more stringent in recent years, affecting the number of individuals that can qualify for conventional bank mortgages. As a result, these individuals are turned away from banks and seek out mortgage brokers for assistance in obtaining a mortgage.

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●	Additional Offerings: With new products to offer, mortgage brokers will tend to appeal to a larger demographic/population base and also retain clients more effectively.

●	Conditioning and Habits: Twenty years ago, only a minimal percentage of the Canadian population used mortgage brokers, as brokers were viewed generally as a last resort to obtaining a mortgage. Over the years, this perception has shifted, and Canadians are now using mortgage brokers to obtain better mortgage rates and to save money. The generation that was reaching a home-buying age when brokers had little or no market share is aging and continually being replaced by younger, mortgage broker friendly Canadians.

●	Complexity of Mortgages: Many consumers are not sufficiently financially literate to ask the right questions when applying for a loan at a bank. As financial products become more complicated, more Canadians seek assistance to understand the complexities and alternatives.

●	Increased Broker Business Sophistication: As mortgage broker business sophistication increases, the Company expects the volume of renewal business funded by mortgage brokers to increase.

●	Interest Rates May Increase: As interest rates have been at historical lows for a significant period, many believe that interest rates will increase in years to come. In a higher interest rate environment, the Company anticipates that a growing proportion of consumers will likely shop for the best mortgage opportunities, driving the more conservative “single-bank” mortgage consumers to use mortgage brokers.

●	Technology: By utilizing MyPineapple and other available technologies, mortgage brokers have the ability to access client demographic and credit information and quickly and efficiently disseminate credit applications to various lenders across Canada. Technology provides the mortgage broker and clients with the ability to efficiently access home specific and third-party data such as appraisals, credit reports and related credit application information in a highly efficient and cost-effective manner.

Primary Competitors

Our primary competitors consist of the following 3 categories:

1.	Traditional Mortgage Brokerages: These mortgage companies provide clients a more traditional way of obtaining mortgages by sourcing business through referrals while processing loan applications with limited access to technology and face-to-face meetings. As many of these organizations have been operating for decades, they have had time to cultivate relationships and build strong portfolios of customers. They access Canada’s leading lenders for their products and services. Examples are: Dominion Lending Centres (TSX: DLCG), Verico, Mortgage Alliance and Centum.

2.	Digital Mortgage Companies: A fairly new breed of mortgage company that is sprouting from the digital evolution currently taking place in our landscape. These companies are focused on a direct-to-consumer model by offering a digital mortgage experience, however, they are still using a more traditional structure in the back office to fund mortgage solutions through Canada’s largest lenders. Examples are: Nesto, Homewise and Motus Bank.

3.	Mortgage Technology Providers: These are companies that provide software and technology solutions to some of the traditional mortgage brokerages and companies that have not invested or developed their own technology solutions. The providers are typically focused on specific problems and providing solutions to segments of mortgage workflow. They can be expensive and difficult for traditional companies to implement. Examples are: Finmo, Lenders and Lender Spotlight.

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Competitive Advantages

We compete with a number of mortgage brokerage companies. However, we offer competitive advantages relative to alternative mortgage broker arrangements as a result of the following:

●	Debt Consolidation: As personal debt levels continue to grow, we offer a unique opportunity of allowing potential borrowers access to their home equity to consolidate debts at lower interest rates. Interest only payments will provide lower and more flexible payment terms which will free clients cash flow for savings and help them establish better control over their personal finances.

●	Residential Home Purchase: With access to Canada’s top lenders, we can help our clients find a mortgage solution best suited for their individual needs. Our Field Agents are trained at finding a mortgage solution that fits into a client’s overall wealth plan and helps the client obtain the lowest overall cost of borrowing.

●	Refinance: We will encourage and assist clients to either take equity out of their homes or refinance into lower interest rates.

●	Switch: We allow clients to seamlessly transfer to another lender upon renewal.

●	Renovation and Construction: With homebuyers seeing historic appreciation in home values the market has seen the “move up” buyer decide to stay and renovate existing property with the equity they have quickly grown. This has provided an opportunity for us to focus on providing the short-term financing required for such home renovation projects, while the major banks have slowly pulled out or limited their exposure in this area with government regulations changes to the home equity line of credit program.

●	Self Employed: As large numbers of Canadians move into business for self, we have found an increase demand for a mortgage product that can suit their needs. Typically these borrowers have good credit ratings and assets but can’t verify their income through traditional means such as tax filings and pay stubs.

●	Damaged Credit: Damaged or challenged credit files are something that needs a financing solution. We take a holistic approach in determining the risk as it maps out a solution. Mortgages for these types of clients will need to improve their situation either by increasing cash flow, reducing debt load or increasing income potential. We will ask referring brokers to maintain close relationships with these clients to work on rehabilitation.

●	Private Lending: With exclusive access and expertise in private lending, we can ensure clients have knowledge of all available resources in the market.

●	Technology: We are able to provide advanced technology solutions to differentiate us from our competitors, including:

a)	Data Analytics – Optimized Retention – Enhanced Customer Experience: As a data driven mortgage company MyPineapple harnesses the power of data which we acquire through the mortgage process and use it to help make meaningful decisions which save the client money, time and improve the customer experience.

b)	Unique Customer Profiling – Optimized Retention: Using a proprietary scoring and profiling process, we are able to uniquely segment clients and provide most televant information and resources to them at a meaningful point in the mortgage process.

c)	Internal Processing Centre – Focused Team – Increased Productivity: Having an internal underwriting and mortgage processing center allows us increased conversion, higher funding ratio’s and maximize productivity of our Field Agents.

d)	Actionable Signals - Marketing Efforts – Focused Engagement: Driving real-time signals to our Field Agents when conversion opportunities present themselves.

e)	Knowledge Transfer – Increased Accuracy – Performance: Comprehensive education technologies platform allows us to align the right product to the right lender and client.

f)	Data Integrity – Optimized Decision Making: We have built safeguards to ensure data integrity and accuracy.

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g)	Lead Generation and Market Segmentation: MyPineapple quickly segments leads for personalized marketing. It then markets on behalf of the agent, turning cold leads into warm leads for faster customer acquisition. Field Agents receive real-time notifications for email, as well as reminders and scripts to ensure nothing is missed.

h)	Automated Triggers and Enhanced Workflow -–MyPineapple directly syncs to calendars and emails. Tasks can easily be inputted into the system and email reminders ensure Field Agents remember to follow up. Intuitive automation then kicks in to guide Field Agents and all stakeholders through the entire process.

i)	Live Community via Chatter: MyPineapple connects Field Agents directly to the underwriting team, as well as other agents throughout the organization. This creates a support network, sense of work community and ultimately accelerates the response time.

j)	Online database of educational tools known as KNOWLEDGE – This online information resource is an online library with over 2000 resources, containing training videos that cover everything, from lender guidelines, sales and marketing tips, to deals training and more.

k)	Advanced Analytics and Reporting Features that turn data into actionable insights - This maximizes opportunity and creates lifetime customer value which lowers acquisition costs and significantly increases revenue.

Specialized Skill and Knowledge

Our business requires specialized skills and knowledge, which include, but are not limited to, expertise related to mortgage underwriting, mortgage originations, private lending, business development, marketing and business strategy development. Our executive and management team has a strong background and significant experience and expertise in these areas. Our team also possesses specialized skills in data architecture, software development, programming and coding, finance and accounting, automations and process, training and education. Additionally, we currently rely upon, and expect to continue to rely upon, various legal and financial advisors and consultants and others in the operation and management of our business.

Intangible Assets

Our business is substantially dependent on our proprietary technology platform, MyPineapple, which it licenses from Salesforce. While the Company has not registered any intellectual property rights with respect to MyPineapple, it relies on trade secrets to protect the applicable proprietary information. Additionally, MyPineapple has been built through various development partners, such that no single developer has access to the complete technological architecture. See “Business –– Material Contracts” for more information on the Salesforce Agreement

Additionally, we rely on confidentiality agreements with its employees, consultants and advisors to protect its trade secrets and other proprietary information. Nonetheless, these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its business could be significantly diminished.

Material Contracts

In connection with the development of MyPineapple, we entered into a licensing agreement with Salesforce.com, Inc. dated (NYSE: CRM) December 1, 2020 (the “Salesforce Agreement”) and expires on November 30, 2023. Salesforce is a cloud-based software company headquartered in San Francisco, California. It provides customer relationship management software and applications focused on sales, customer service, marketing automation, analytics, and application development. Pursuant to the Salesforce Agreement, we are licensed to use the Salesforce software as the platform or infrastructure on which we build the various applications such as MyPineapple. The applications we develop on this platform are the core that drive the operational software and applications used by Field Agents to initiate and process mortgage originations, which is the primary basis of our revenue generation. The Company is billed annually at a rate of $460,973 per year, which was paid on May 1, 2022.

Changes to Contracts

The Company does not expect its business to be affected in the current financial year by renegotiation or termination of contracts or sub-contracts.

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Regulatory Environment

Brokerage License Requirements

In order to operate its mortgage broker business, we must remain duly licensed as a mortgage broker to deal and trade in mortgages in accordance with the Mortgage Brokerages, Lenders and Administrators Act, 2006 (Ontario), as amended (the “MBLA Act”). We have had our mortgage brokerage license since November 2016 and it has been renewed each year without issue. We will be subject to similar legislation and license requirements in the other provinces in Canada where we intend to expand.

In accordance with the MBLA Act, individuals, including directors, officers, partners, directors and officers of corporate partners, employees or agents of a mortgage brokerage company, such as the Company, who are engaged in dealing mortgages or trading in mortgages on its behalf must obtain a mortgage broker or mortgage agent license. A mortgage broker or agent license authorizes an individual to work for only the mortgage brokerage company named under the license. An individual cannot be licensed to work for more than one mortgage brokerage company. The Superintendent of Financial Services will use the information obtained in a mortgage broker license application to determine whether an applicant meets the prescribed eligibility requirements and is suitable for a license. The applicant will be required to submit documents to support certain pieces of information about the business.

●	Application Process. The application must be completed and submitted to certain regulatory authorities in the provinces and territories of Canada (each a “Regulatory Authority”), such as the Financial Services Regulatory Authority Ontario. The Regulatory Authority will send to the applicant an email acknowledgement upon receipt of the application. The Regulatory Authority will advise the applicant if the application is in order to proceed to the next step in the process. In the next step, the applicant will prepare and submit the application to license the mortgage brokerage’s principal broker and prepare and submit the online declarations for all the directors/officers/partners via The Regulatory Authority’s online licensing system. All directors and officers of the mortgage brokerage company applicant (“DOPs”) are required to provide confirmation of their suitability for licensing of the mortgage brokerage. A mortgage brokerage’s license can only be approved or issued when all the declarations from DOPs are received and reviewed by the Regulatory Authority. Once the brokerage’s license has been approved an email will be sent to the principal broker to indicate the brokerage’s license number. No paper license will be issued. At this point, the brokerage may prepare and submit applications to license its other brokers and agents via the online licensing system.

●	Fraud Prevention Measures. FSRA is required to maintain a public registry of licensed mortgage brokerages. Consistent with FSRA’s role in protecting the public interest FSRA collaborates with other organizations, including other regulators, fraud prevention organizations and law enforcement agencies.

●	Fees and Renewal. Fees are payable in respect of all applications for licenses, other than for the mortgage brokerage’s principal broker. The fees are based on a one-year cycle. The fee due is prorated based on when the application is submitted. To simplify the payment and reconciliation process, mortgage brokerages are also required to submit fees on behalf of their agents and brokers. These fees are paid electronically when the mortgage brokerage submits license applications for its brokers and agents through the online licensing system. Once licensed, every mortgage brokerage must pay a regulatory fee in respect of each new one-year cycle. This fee is due every year on March 31. The mortgage brokerage must also pay fees on behalf of each agent and broker, other than the principal broker, when renewing their broker or agent licenses for the same one-year cycle.

Other Regulations

In addition, the Company must comply with all federal, provincial and municipal laws that affect a Canadian business including employment, workers’ compensation, insurance, corporate, and tax laws and regulations.

Bankruptcy and Similar Procedures

The Company has not had any bankruptcy (whether voluntary or otherwise), receivership or other similar proceedings instituted by it or against it since its incorporation nor are any such proceedings being contemplated or threatened in the foreseeable future.

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Material Restructuring Transactions

Pineapple has not completed any material restructuring transactions since incorporation.

Incorporation

The Company was incorporated under the OBCA on October 16, 2015 under the name “2487269 Ontario Limited” (doing business under the name of Capital Lending Centre). The Company’s head office is located at Unit 200, 111 Gordon Baker Road, Toronto, Ontario M2H 3R1 and its registered and records office is located at 67 Mowat Avenue Suite 122, Toronto, Ontario M6K 3E3. On June 16, 2021, the Company changed its name to “Pineapple Financial Inc.”

Effective July 15, 2016, as further amended on September 9, 2016, the Company amended its articles to create and attach special rights and restrictions to an unlimited number of Class A Shares, an unlimited number of Class B Shares, and an unlimited number of Class C Shares. For more information of the special rights and restrictions of the Common Shares, Class A Shares, Class B Shares, and Class C Shares, see “Description of Securities”. Under the Company’s articles, a director or senior officer who holds a material interest in a contract or a transaction into which the Company has entered or proposes to enter must disclose the nature and extent of this interest to the Board of the Company and may not enter into any such contract or transaction prior to receiving approval from disinterested members of the Board.

Corporate Structure

The Company has two wholly owned subsidiaries: Pineapple Insurance Inc. (“Pineapple Insurance”) and Pineapple National Inc. (“Pineapple National”). Pineapple Insurance was incorporated under the OBCA on December 14, 2016, under the name “CLC Insurance Inc.” and changed its name to Pineapple Insurance Inc. on July 12, 2021. Pineapple Insurance has a registered and records office located at Suite 200, 111 Gordon Baker Road, Suite 200, North York, Ontario M2H 3R1. Pineapple National was incorporated under the Canada Business Corporations Act on November 9, 2021, with a registered and records office located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5.

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MANAGEMENT

Executive Officers, Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Shubha Dasgupta	43	Chief Executive Officer and Director	October 16, 2015
Rupen Shah	59	Chief Financial Officer	November 15, 2021
Christa Mitchell	41	Chief Strategy Officer and Director	April 1, 2020
Kendall Marin	47	President, COO, and Director	October 16, 2015
Drew Green	48	Chairman of the Board	May 6, 2019
Paul Baron	60	Director	August 19, 2016
Tasis Giannoukakis	60	Director	August 19, 2016
Nima Besharat	41	Director	May 26, 2021

Shubha Dasgupta, Chief Executive Officer and Director

Since entering the mortgage industry in 2008, Shubha has been focused on positively disrupting the sector by leveraging technology and putting people at the heart of the business. Shubha’s unique vision and expertise have allowed him to build and grow the Company (formerly CLC Network), which now has over 500 brokers in its network. Under his leadership, the company has built a world-class proprietary data-driven Client Relationship Management (CRM) Platform, which is the first full-circle mortgage process for agents, offering a more personalized experience for clients. Shubha’s deep understanding of business and industry trends, coupled with the ability to drive best-in-class customer experience and profitability have enabled him to infuse vision and purpose in his professional endeavors throughout his career. An award-winning executive and seasoned industry expert, Shubha was recognized among the ‘2020 Mortgage Global 100’ top executives who are inciting positive change and growth within the field. Since 2018, he has also been featured for four consecutive years in the annual Canadian Mortgage Professional’s Hot List which highlights the industry’s top leaders. In 2021, he was appointed President of the Canadian Mortgage Brokers Association (CMBA) Ontario Board of Directors, after serving a second year on the Board of Directors. An active member in the Toronto community, Shubha is a philanthropic leader for various non-profit organizations. Since 2010, he has been a devoted advocate in the fight against cancer. Prior to joining the mortgage industry, he headed a group of volunteers for the Canadian Cancer Society for eight years. In 2017, he also co-founded CMI Cancer Fighters, a group of Canadian mortgage industry professionals dedicated to the fight against cancer on which he currently chairs.

Mr. Dasgupta has been the Chief Executive Officer and a director of the Company since October 16, 2015 and before that was a Mortgage Broker at Bedrock Financial Group between August 2008 and October 2016.

Rupen Shah, Chief Financial Officer

Rupen joins the Company with over 30 years of experience in finance and accounting, working with global public and private companies. In his previous function as Vice President, Finance and Administration at K-Line Group of Companies, he led the successful implementation of a 5-year strategic plan that generated 330% revenue growth and developed international divisions for the business, namely in Africa, India and the Middle East.

Having held leadership roles with SmartCentres REIT and CountryWide Homes, Rupen has a track record of providing effective corporate strategy consulting and driving stellar growth for businesses. A Chartered Professional Accountant (CPA) in Canada and an Associate Member of Chartered Institute of Management Accounts (CIMA) Global, Rupen has completed the Executive Master of Business Administration (EMBA) Americas Program from Cornell University and Queen’s University. As part of the program, he was a finance strategy consultant for Maxtrack Industrial in Brazil, realigning their business, managing change, and growth in the company.

Mr. Shah has been the Chief Financial Officer of the Company since November 15, 2021.

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Christa Mitchell, Chief Strategy Officer and Director

An established professional in the mortgage industry, Christa has more than 15 years of experience in sales, technology, and executive management. In previous roles at Mortgage Alliance, she succeeded in growing and managing a 90-members independently owned affiliate brokerage network and championing the company’s enterprise technology platform, where she was responsible for sales, education and the support team. While Vice President of Operations at her previous position, she directed corporate administration, payroll systems, broker recognition and networking events. In 2020, she was recognized in the Canadian Mortgage Professional’s annual ‘Women of Influence’, which highlights female leaders who have been breaking down barriers in the mortgage industry and making it more inclusive. Christa brings over 15 years of sales, technology, and administrative experience in the mortgage industry. Most recently Christa excelled as the company’s Vice President of Operations where she directed corporate administration, payroll systems, broker recognition and networking events.

Ms. Mitchell has been the Chief Strategy Officer and a director of the Company since April 2020. Before that, Ms. Mitchell was the Vice President of Operations and Vice President of Sales, Service and User Experience of Mortgage Alliance between September 2005 and March 2020.

Kendall Marin, President, Chief Operating Officer and Director

Mr. Marin has been the President and Chief Operating Officer and a director of the Company since October 16, 2015. Before that, Kendall was a Mortgage Broker for InTrend Mortgage Inc. between January 2012 and October 2015 and prior to that was a franchise owner at Property Guys between May 2010 and January 2013.

Kendall has been leading the growth of the company vis-a-vis fine-tuning of business processes to ensure maximum productivity. His proven expertise, focus on excellence and dedication have enabled him to build and expand the Company’s network, as well as the company’s proprietary data-driven Client Relationship Management (CRM) platform.

Kendall has had a career both in the corporate world and as a seasoned entrepreneur. At the age of 16, he created his own entertainment and promotion company, which was highly successful in Toronto throughout the 2000s. Later on, when Kendall was ready to take on his next challenge, he joined Canada’s top telecom company Bell, where he became the youngest Associate Director. In 2012, he made his debut in the mortgage industry where he has applied his leadership, organizational and management skills to a new industry.

Since 2018, he has been featured for three consecutive years in the annual Canadian Mortgage Professional’s Hot List which recognizes the industry’s top leaders.

Drew Green, Chairman of the Board

Mr. Green is Chief Executive Officer, President, and a Director at INDOCHINO, the global leader in custom apparel, with 91 showrooms across North America. Between 2015-2022, he has grown the omni channel business by over 500% surpassing nine figures in revenue in 2018, winning numerous awards along the way, including entrepreneur of the year. During his tenure Mr. Green established strategic capital commitments for INDOCHINO from Madrona Venture Partners, Highland Consumer, Dayang Group, Mitsui & Co. (TSE: 8031) and Postmedia Network (TSX: PNC.B). During his tenure he has also secured partnerships with the New York Yankees, Boston Red Sox, Nordstrom, and hundreds of National Basketball Association (NBA), Major League Baseball (MLB), National Football League (NFL), and National Hockey League (NHL) teams, athletes and celebrities.

Mr. Green is a Founder and Chairman of the Board of Directors of EMERGE Commerce Ltd. (TSXV: ECOM), a disciplined, diversified, rapidly growing acquirer and operator of Direct to Consumer (DTC) e-commerce brands across North America. He is also Chairman of Real Luck Group Ltd. (TSXV: LUCK), an award-winning betting company that offers legal, real-money betting, live streams, and statistics on all major e-sports and sports on desktop and mobile devices and Chairman and Director of American Aires Inc. (CSE: WIFI) a Canadian-based nanotechnology company which has developed proprietary silicon-based microprocessors that reduce the harmful effects of electromagnetic radiation (EMR). Through his family office DREWGREEN.CA INC. Mr. Green is Chairman of over a dozen Canadian companies including Riverdale Rentals, Apollo Insurance, Parvis Invest, Emerald ICHI, & OR Collective, Crossover Group, Yoruika, Cloudrep AI and Between Co.

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Prior to INDOCHINO, Mr. Green founded and was chief executive officer of Canada’s first multi-merchant marketplace, (acquired by EMERGE Commerce Ltd.) and played key leadership roles at DoubleClick (acquired by Google, SHOP.COM (acquired by Market America) and Flonetwork (acquired by DoubleClick). Mr. Green holds a Bachelor’s degree in Kinesiology from York University.

Paul Baron, Director

Paul is a veteran Real Estate Executive with over 30 years of experience working with both residential and commercial properties. In his first year as a Sales Representative for Family Trust Realty, he sold 37 homes, quickly demonstrating both his sales smarts and entrepreneurial drive. He has held various positions with increasing responsibility and is currently the owner of Century 21 Leading Edge Realty, a real estate brokerage with nine offices, six satellite offices, and over 800 agents and employees. He is currently serving as the Central Brokerage Director on the Toronto Real Estate Board’s (TREB) Board of Directors.

Mr. Baron has been a Director of the Company since August 19, 2016. Prior to his position with the Company, Mr. Baron was the President of Century 21 Leading Edge Reality Inc. since November 1994.

Tasis Giannoukakis, Director

Tasis is an owner, broker, and manager of Century 21 Leading Edge Realty, a real estate brokerage with nine offices, six satellite offices, and over 800 agents and employees. In 2019, his team had more sales than any other Century 21 franchise in Canada and broke into the company’s worldwide top five. He has been with Century 21 Leading Edge Realty for over 20 years, and the firm continues its expansion through acquisitions of other firms to further solidify their position in the Canadian Real Estate market.

Mr. Giannoukakis has been a Director of the Company since August 19, 2016. Prior to such, he was a Broker/Owner of Century 21 Leading Edge Reality Inc. since August 2004.

Nima Besharat, Director

Nima currently serves as Director, Investment Banking at Gravitas Securities Inc., a leading independent, internationally owned and operated wealth management and capital markets firm. Gravitas Securities Inc. is a full-service investment dealer platform registered with Investment Industry Regulatory Organization of Canada (IIROC) and a member of Canadian Investor Protection Fund.

Nima has experience in wealth management and asset management at Scotiabank (TSX: BNS) and TD Bank Group (TSX: TD). He is a Director of General Assembly Holdings Ltd. (TSXV: GA), a fast-casual restaurant concept with the goal of providing customers with premium quality pizza and is currently the CEO, CFO and Director of Gravitas II Capital Corp. (TSXV: GII.P).

Nima holds a Bachelor of Arts in Economics and History from Western University, a Bachelor of Laws (Hons.) from the University of Sheffield, a Master of Laws in International Business Law from King’s College London, University of London (Dr. Peter Dyne Scholar), and a Postgraduate Diploma in Legal Practice (Corporate Finance) from the University of Law. Nima was called to the bar in Ontario in 2017. He has completed the Canadian Securities Course, Conduct and Practices Handbook Course, Chief Compliance Officers Qualifying Exam and the Partners, Directors and Senior Officers Course through the Canadian Securities Institute. Nima was nominated for the Investment Industry Association of Canada (IIAC) Top 40 Under 40 Award in 2020, recognizing professionals whose accomplishments have brought distinction to the investment/financial industry.

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Corporate Governance

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed to enhance shareholder value. The Board fulfills its mandate directly and through any of its subcommittees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

Board of Directors

Our Board is responsible for the stewardship of the Company, overseeing management and the enhancement of shareholder value. The Board is responsible for:

(a)	adopting a strategic plan for the Company and reviewing the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products;

(b)	ensuring that the risk management of the Company is prudently addressed;

(c)	reviewing the Company’s approach to human resource management and overseeing succession planning for management;

(d)	reviewing the Company’s approach to corporate governance, including an evaluation of the adequacy of the mandate of the Board, director independence standards and compliance with the Company’s Code of Business Conduct and Ethics to be adopted upon the consummation of this offering and;

(e)	upholding a comprehensive policy for communications with shareholders and the public at large.

The frequency of meetings of the board of directors and the nature of agenda items may change from year to year depending upon the activities of Pineapple. Our board of directors intend to meet at least quarterly and at each meeting there is a review of the business of Pineapple.

Our board of directors facilitate its exercise of independent supervision over the Company’s management through meetings of the board held for the purposes of obtaining an update on significant corporate activities and plans, both with and without members of the Company’s management being in attendance.

Board Composition; Independence

The Nasdaq Stock Market LLC (“Nasdaq”) requires that a majority of our board of directors must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Paul Baron, Tasis Giannoukakis, Drew Green and Nima Besharat are considered to be independent. Our Board currently consists of seven directors, four (4) of whom are independent. The Company intends to meet the diversity objective as set out in Nasdaq’s Board Diversity Rule 5605(f).

Board Committees

Our Board directs the management of our business and affairs and conducts its business through meetings of the Board and its standing committees. As of the date hereof, the Board has no committees other than the Audit Committee. In addition to the Audit Committee, we will have a standing compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

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Audit Committee

The Company has formed an Audit Committee comprised of Paul Baron (chair), Drew Green and Tasis Giannoukakis. Our Board has affirmatively determined that each meets the definition of “independent director” under the rules of The Nasdaq Capital Market, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of Nasdaq

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iii) reviewing with management and the Company’s external auditors the integrity of the internal controls over financial reporting and disclosure; (iv) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (v) maintaining, reviewing and updating the Company’s whistleblowing procedures.

The responsibilities and duties of the Audit Committee are set out in the committee’s charter, which can be found on our website at www.gopineapple.com

Relevant Education and Experience

Each proposed member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

For a summary of the experience and education of the Audit Committee members see “Directors and Executive Officers”.

Audit Committee Oversight

At no time since the commencement of the Company’s financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

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Compensation Committee

We intend to appoint to our Compensation Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans

Nominating and Corporate Governance Committee

We intend to appoint to our Nominating and Corporate Governance Committee three directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.

External Auditor Service Fees by Category

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
August 31, 2021	23,661
August 31, 2020	23,697

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit or review of the Company’s financial statements, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

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Directorships

Some of the directors of the Company serve on the boards of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions. The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent).

Name of Director	Reporting Issuers (or the Equivalent)
Drew Green	EMERGE Commerce Ltd. American Aires Inc. Real Luck Group Ltd. Gravitas II Capital Corp. Gravitas III Capital Corp.
Nima Besharat	General Assembly Holdings Ltd. Gravitas II Capital Corp.

The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Board or create any potential for conflicts of interest. However, certain of the Company’s directors are, or may become, directors, officers or shareholders of other companies with businesses which may conflict with the Company’s business.

Orientation and Continuing Education

The Company has not yet established a formal orientation or education procedure for newly incoming directors. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to the Company’s records.

Code of Business Conduct and Ethics

We have not yet adopted a written Code of Business Conduct and Ethics; however, upon the commencement of this offering, we intend to adopt a formal written Code of Business Conduct and Ethics which emphasizes the importance of matters relating to honest and ethical conduct, conflicts of interest, confidentiality of corporate information, protection and proper use of corporate assets and opportunities, compliance with applicable laws, rules and regulations and the reporting of any illegal or unethical behavior.

Nomination of Directors

The Board has not formed a nominating committee or similar committee to assist the Board with the nomination of directors for the Company. The Board considers itself too small to warrant creation of such a committee; and each of the directors has contacts he can draw upon to identify new members of the Board as needed from time to time. The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, the directors of the Company will recommend suitable candidates for consideration as members of the Board.

Compensation

The Board reviews the compensation of its directors and Chief Executive Officer annually. The steps taken by the Company to determine compensation for the directors and officers of the Company are described under the heading “Director and Executive Compensation – Compensation Governance.”

Director Assessment

The Board is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his particular role on the Board or on a committee, as well as any other relevant factors.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets out the compensation paid or payable to the Named Executive Officers (“NEO”) of the Company during the last two fiscal years:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Shubha Dasgupta,	2021	240,000	$	$0	$0	$0	$0	$	240,000
Chief Executive Officer	2020	160,000							160,000
Rupen Shah(1),	2021	235,000	$	$0	$0	$0	$0	$	235,000
Chief Financial Officer	2020	-	$	$0	$0	$0	$0	$	-
Christa Mitchell,	2021	240,000							240,000
Chief Strategy Officer	2020	160,000	$	$0	$0	$0	$0	$	160,000
Kendall Marin, President and	2021	240,000	$	$0	$0	$0	$0	$	240,000
Chief Operating Officer	2020	160,000	$	$0	$0	$0	$0	$	160,000

(1) Mr. Shah was appointed Chief Financial Officer of the Company on November 15, 2021

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for each of the NEOs and directors as of the end of the fiscal year ended August 31, 2021.

	Option Awards				Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested
Shubha Dasgupta,	123,485	370,456	$1.25	June 14, 2026	N/A	N/A
Chief Executive Officer and Director

Tasis Giannoukakis	9,958	29,876	$1.25	June 14, 2026	N/A	N/A
Director

Drew Green,	99,585	298,755	$1.25	June 14, 2026	N/A	N/A
Chairman of the Board

Kendall Marin,	123,485	370,456	$1.25	June 14, 2026	N/A	N/A
President, Chief Operating Officer, and Director

Christa Mitchell,	31,867	95,602	$1.25	June 14, 2026	N/A	N/A
Chief Strategy Officer and Director

Paul Baron,	9,958	29,876	$1.25	June 14, 2026	N/A	N/A
Director

Nima Besharat,	153,207	459,623	$1.25	June 14, 2026	N/A	N/A
Director

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Compensation Governance

The Company has not been a reporting issuer during any financial period to date. The significant elements of future compensation to be awarded or paid to the Company’s directors and/or executive officers, including NEOs, once the Company becomes a reporting issuer is expected to consist primarily of management fees, stock options and cash bonuses. The amount to be paid for each element of compensation will not be based on any formula or specific objective criteria but is expected to be the result of a subjective determination of the Board in consideration of a number of factors, including, but not limited to: the overall financial and operating performance of the Company, each NEO’s individual performance and contribution towards meeting corporate objectives, each NEO’s level of responsibility, each NEO’s length of service, industry comparables and the Company’s ability to pay compensation. Payments may be made from time to time to executive officers, including Named Executive Officers, or companies they control for the provision of consulting or management services. Such services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers. Following the date of Listing, the Company expects to pay fees for management services pursuant to the terms of the agreement summarized under “Employment, Consulting and Management Agreements” below. Other than the Stock Option Plan, the Company has not established any other long-term incentive plan. Other than 2,451,189 Options under the Stock Option Plan, the Company has no stock options or other incentive securities outstanding; however, the Company may issue more stock options pursuant to its Stock Option Plan. See “Stock Option Plan” below and “Options to Purchase Securities”. In addition, it is anticipated that the Board may award bonuses, in its sole discretion, to executive officers, including NEOs, from time to time.

In assessing the compensation of its directors and executive officers, including the NEOs, the Company does not have in place any formal objectives, criteria or analysis. The general objectives of our compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value; (b) align management’s interests with the long term interests of shareholders; (c) provide a compensation package that is commensurate with other companies to enable us to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the Company’s financial condition and long term interests.

Compensation payable to executive officers and directors is currently reviewed and recommended by the Board, on an annual basis. See “Statement of Corporate Governance – Compensation”. The Company has not established any specific performance criteria or goals to which total compensation or any significant element of total compensation to be paid to any NEO is dependent. Specifically, in the most recently completed financial year, no compensation was directly tied to a specific performance goal such as a milestone or the completion of a transaction, no significant events occurred that significantly affected compensation, and no peer group was formally used to determine compensation. NEOs’ performance is reviewed in light of the Company’s objectives from time to time and such officers’ compensation is also compared to that of executive officers of companies of similar size and stage of development in the Company’s industry. Though the Company does not have pre-existing performance criteria, objectives or goals, it is anticipated that, once the Company becomes a reporting issuer, the Board will review all compensation arrangements and policies in place and consider the adoption of formal compensation guidelines.

Director Compensation

To date, we have not compensated our directors for their service to the Company, except that

Drew Green receives monthly compensation of CAD $10,000.

Nima Besharat received monthly compensation of CAD $5,000 which terminated on February 2022.

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External Management Companies

Other than as disclosed below under “Employment, Consulting and Management Agreements”, the Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or directors and, other than as disclosed below, the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

Stock Options and Other Compensation Securities

As of the date of this prospectus, the Company has granted 2,451,189 Options under the Stock Option Plan to directors and/or NEOs of the Company and no other compensation securities were granted or issued to any director and/or NEO for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

During the year ended August 31, 2021 there was no exercise of Options granted under the Stock Option Plan or other rights to acquire securities of the Company by NEOs or directors of the Company.

Stock Option Plan

On June 14, 2021 the Board approved our 2487269 Ontario Ltd. Stock Option Plan (the “Stock Option Plan”). As of the date of this prospectus, there are 2,451,189 options outstanding under the Stock Option Plan.

The purpose of the Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire Common Shares as long-term investments. The material features of the Stock Option Plan are reflected in the disclosure below.

Key Terms	Summary
Administration	The Stock Option Plan is administered by the Board, or such director or other senior officer of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Stock Option Plan.

Number of Common Shares	The maximum number of Common Shares issuable under the Stock Option Plan shall not exceed 10% of the number of Common Shares issued and outstanding as of each date on which the Board grants the Option (the “Award Date”) with certain limits on grants to Optionees (as defined in the Stock Option Plan), Optionees who are Insiders (as defined in the Stock Option Plan), Eligible Employees (as defined in the Stock Option Plan) and Optionees conducting Investor Relations Activities (as defined in the Stock Option Plan). The number of Common Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Common Shares issuable under the Stock Option Plan and shall again be available for issuance thereunder.

Securities	Each Option entitles the holder thereof (an “Option Holder”) to purchase one Common Share at an exercise price determined by the Board.

Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.

Exercise Price	The exercise price of an option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the Stock Option Plan).

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Exercise Period	The exercise period of an Option will be the period from and including the award date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the fifth anniversary of the Award Date of the Option, provided that such date does not fall within a blackout period imposed by the Company, and any Options granted to any Optionee who is a Director, Eligible Employee, or other Optionee will expire within 12 months following the date that such Optionee ceases to be engaged in such role.

Cessation of Employment

Subject to certain limitations, in the event that an Option Holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, the Expiry Date of the Option will be 90 days after the date of such termination, except as otherwise provided in any employment contract. Notwithstanding the foregoing or any employment contract, in no event shall such right be extended beyond the Option Period or one year from the date of termination.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be 12 months from the date of death of the Option Holder.

Acceleration Events

If a third party makes a bona fide formal offer to the Company or its shareholders which would constitute an acceleration event, the Board may (i) permit the Option Holders to exercise their Options, as to all or any of such Options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the Option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Stock Option Plan or the terms of any Option, if at any time when Options remains unexercised and the Company completes any transaction which constitutes an acceleration event, all outstanding unvested Options will automatically vest.

Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the TSXV, if applicable.

Limitations

The maximum number of Common Shares which may be issued, within any one-year period, to Insiders under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Common Shares issued and outstanding. The total number of Options awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding Common Shares of the Company at the Award Date unless the Company has obtained disinterested shareholder approval..

The total number of Options awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding Common Shares of the Company at the Award Date unless consent is obtained as set forth in the Stock Option Plan.

The total number of Options awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding Common Shares of the Company, in any twelve-month period, calculated at the Award Date unless consent is obtained as set forth in the Stock Option Plan. Options granted to persons retained to provide Investor Relations Activities will vest in stages over not less than twelve months with no more than one quarter of the options vesting in any three-month period.

Amendments	The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, relevant stock exchanges or any other regulatory body having authority over the Company or the Stock Option Plan, suspend, terminate or discontinue the Stock Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any Option granted under the Stock Option Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Stock Option Plan without the consent of that Optionee.

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Employment, Consulting and Management Agreements

As of the date hereof, other than as described below, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the named executive officers (the “NEOs”) at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or NEO’s responsibilities.

On October 18, 2021, the Company entered into an executive employment agreement with Rupen Shah (the “Shah Employment Agreement”) pursuant to which Mr. Shah agreed to serve as the Company’s Chief Financial Officer. In consideration of the services provided by Mr. Shah, the Company agreed to pay a base salary of $235,000 per annum and grant to Mr. Shah either:

(a) restrictive stock units in the capital of the Company vesting over a 36-month period; or

(b) Options at a purchase price of $1.25 per Option Share, vesting over a 36-month period.

On November 15, 2021, the Company granted 245,000 Options to Mr. Shah pursuant to the Shah Employment Agreement.

On March 1, 2022, we entered into a Consulting Services Agreement with Kia Besharat, pursuant to which we pay a fee of CAD $5,000 per month for broad financial and securities advisory services.

We have also entered into an agreement with Drew Green for board fees, pursuant to which we pay a fee of CAD $10,000 per month.

Pension Plan Benefits

The Company does not anticipate having any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

There have been no material transactions, or series of related material transactions to which we are a party and in which the other parties include our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

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PRINCIPAL SHAREHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our Common Shares for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares,
●	each of our directors,
●	each of our named executive officers, and
●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any Common Shares over which the individual has sole or shared voting power or investment power as well as any Common Shares that the individual has the right to subscribe for within 60 days of May 31, 2022, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Common Shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 24,597,215 Common Shares outstanding at May 31, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is C/O Pineapple Financial Inc., 67 Mowat Avenue Suite 122, Toronto, Ontario M6K 3E3.

		Percentage of Shares Beneficially Owned
Name	Shares Beneficially Owned before Offering	Before Offering	After Offering
Directors and Named Executive Officers
Shubha Dasgupta (1)	3,300,000	[ ]
Rupen Shah	-	[ ]
Christa Mitchell	900,000	[ ]
Kendall Marin (2)	3,300,000	[ ]
Drew Green (3)	2,700,000	[ ]
Paul Baron	250,000	[ ]
Tasis Giannoukakis	350,000	[ ]
Nima Besharat (4)	100,000-	[ ]
All Directors and Officers as a group (8 persons)
5% Stockholders
Prodigy Capital Corp (5)	2,500,000	[ ]

* Less than 1%

(1)	The shares beneficially owned by Shubha Dasgupta are directly held by 5032771 Ontario Inc., an entity controlled by Mr. Dasgupta
(2)	The shares beneficially owned by Kendall Marin are directly held by [*]., an entity controlled by Mr. Marin
(3)	The shares beneficially owned by Drew Green are directly held by DREWGREEN.CA INC., an entity controlled by Mr. Green.
(4)	The shares beneficially owned by Nima Besharat are directly held by Break Point Ventures Ltd., an entity controlled by Mr. Besharat.
(5)	Kia Besharat, principal of Prodigy Capital Corp, has the power to vote or dispose of the shares held of record by Prodigy Capital Corp, and may be deemed to beneficially own those shares.

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DESCRIPTION OF SECURITIES

General

The Company’s authorized common share capital consists of an unlimited number of Common Shares, Class A Shares, Class B Shares and Class C Shares without par value. As of May 31, 2022, there are 24,597,215 Common Shares issued and outstanding and no Class A Shares, Class B Shares or Class C Shares outstanding.

Effective June 20, 2016, the Company amended its articles to authorize the issuance of an unlimited number of Common Shares and an unlimited number of Class A Shares, Class B Shares or Class C Shares, subject to the following rights, privileges, restrictions and conditions:

Dividends

The holders of the Class A Shares, in priority to the holders of the Class B Shares, Class C Shares or Common Shares, shall be entitled to receive dividends at the rate of $0.08 per annum on each Class A Share held. If a fixed preferential non-cumulative dividend for any financial year of the Company has not been declared payable prior to the expiration of two months from the end of such financial year, the rights of the holders of all Class A Shares to receive such undeclared dividend shall be forever extinguished at the expiration of such two months. Except with the consent in writing of the holders of all the Class A Shares outstanding, no dividends shall be declared or paid on or set aside for payment on the Class B Shares, Class C Shares or Common Shares for any financial year, unless and until all dividends on the Class A Shares then issued and outstanding shall have been declared and paid or set apart for payment.

The holders of the Class B Shares shall be entitled to receive dividends at a rate determined by the Board. If a fixed preferential dividend for any financial year of the Company has not been declared payable prior to the expiration of two months from the end of such financial year, the rights of the holders of all Class B Shares to receive such undeclared dividend shall be forever extinguished at the expiration of such two months. No dividends shall be declared or paid on or set aside for payment on the Class C Shares or Common Shares for any financial year, unless and until all dividends on the Class B Shares then issued and outstanding shall have been declared and paid or set apart for payment.

The holders of the Class C Shares and Common Shares, after the full amount of the preferential dividend payable for any financial year on the Class A Shares and the Class B Shares has been paid, shall be entitled to receive dividends at the discretion of the Board.

No dividend shall be paid on the Class B Shares, Class C Shares or Common Shares for a financial year of the Company if the realizable value of the Company’s assets after the payment of such dividend would be less than the aggregate of: (i) its liabilities; and (ii) the aggregate Redemption Amount (as defined below) of the Class A Shares of the Company then outstanding.

Redemption

The Company may redeem and a holder of Class A Shares may require the Company to redeem, upon providing 14 days written notice, the whole or any part of the Class A Shares upon payment of the Redemption Amount for each share to be redeemed, together with all dividends declared thereon and unpaid. The “Redemption Amount” is equal to the amount determined by dividing the fair market value of the net consideration received for the first issuance of the Class A Share by the number of Class A Shares first issued, which net consideration is equal to the fair market value of any property or assets transferred to the Company, or other consideration received in consideration for the first issuance of the Class A Shares minus (i) any liabilities assumed by the Company, and (ii) the value of any other non-share consideration issued by the Company in the course of any such transfer. The fair market value of any property or assets transferred to the Company and of any non-share consideration issued by the Company is to be determined on the basis of generally accepted accounting and valuation principles.

The issuance and delivery of a promissory note by the Company for the aggregate redemption price of the Class A Shares to be redeemed shall constitute payment therefor. From and after the redemption date, the holder of each Class A Share to be redeemed shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights as shareholder in respect thereof.

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The Company may redeem, and a holder of Class B Shares may require, the Company to redeem, upon providing 14 days written notice, the whole or any part of the Class B Shares upon payment of $1.00 for each share to be redeemed, together with all dividends declared thereon and unpaid. The issuance and delivery of a promissory note by the Company for the aggregate redemption price of the Class B Shares to be redeemed shall constitute payment therefor. From and after the redemption date, the holder of each Class B Share to be redeemed shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights as shareholder in respect thereof.

Dissolution

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holder of each Class A Share shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other class of shares, the Redemption Amount per Class A Share together with any dividends declared thereon and unpaid and no more; provided, however, if the aggregate amount available for distribution to the holders of Class A Shares is less than the amount otherwise payable to them pursuant to the Company’s Articles, then each Class A Share shall entitle the holder thereof to participate in the amount so available for distribution, pro rata.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holder of each Class B Share shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other class of shares, $1.00 per Class B Share together with any dividends declared thereon and unpaid and no more; provided, however, if the aggregate amount available for distribution to the holders of Class B Shares is less than the amount otherwise payable to them pursuant to the Company’s Articles, then each Class B Share shall entitle the holder thereof to participate in the amount so available for distribution, pro rata.

In the event of the liquidation, dissolution or winding-up of the Company, the reduction of capital or other distribution of its assets among shareholders by way of repayment of capital, all property and assets of the Company remaining after payment to the holders of the Class A Shares and the Class B Shares shall be distributed in equal amounts per share on all of the Class C Shares and the Common Shares at the time outstanding without preference or distinction.

Purchase for Cancellation

Subject to certain exceptions, the Company may purchase for cancellation, with consent of the respective shareholders, the whole or any part of Class A Shares, Class B Shares, Class C Shares or Common Shares at the lowest price at which, in the opinion of the directors of the Company, such shares are obtainable, and in the case of the Class A Shares and Class B Shares, at a price not exceeding the respective Redemption Amounts therefor.

Voting Rights

The holders of the Class A Shares and Class C Shares shall not be entitled to receive notice of or to attend any meetings of the shareholders of the Company and shall not be entitled to vote at any such meetings subject to the provisions of the OBCA. The holders of the Class A Shares and Class C Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the Articles of the Company to:

a)	increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class; or
b)	effect an exchange, reclassification or cancellation of the shares of such class; or
c)	create a new class or series of shares equal or superior to the shares of such class or series.

Notwithstanding the above, the holders of the Class A Shares and Class C Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all property of the Company other than in the ordinary course of business of the Company.

The holders of the Class B Shares and Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company (except where the holders of a specified class of shares are entitled to vote separately as a class as provided in the OBCA) and each Class B Share and Common Share shall confer the right to 1 vote in person or by proxy at all meetings of shareholders of the Company.

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Dissent

Holders of Class A Shares, Class B Shares, Class C Shares or Common Shares are not entitled to vote separately as a class or dissent upon a proposal to amend the Articles of the Company to:

a)	increase or decrease any maximum number of authorized shares of such class or increase any maximum number of authorized shares of any class;
b)	effect and exchange, reclassification or cancellation of the shares of such class; or
c)	create a new class or series of shares equal or superior to shares of such class.

Participation in Profits

Neither the Class A Shares nor the Class B Shares confer any right upon the holder thereof to participate in profits or assets of the Company.

Warrants

As of the date of this prospectus there were 6,045,407 Warrants and 398,048 Compensation Warrants issued and outstanding. The Warrants are each exercisable into one Common Share at an exercise price ranging from $0.75 - $1.87. The Compensation Warrants are each exercisable into one unit of the Company at an exercise price of $1.87, with each unit being comprised of one Common Share and one-half of one Warrant exercisable into one Common Share at an exercise price of $1.87 per Common Share until the date that is the earlier of (i) five years from the date of issuance, and (ii) the date that is 24 months from the date of a Liquidity Event.

Listing

The Company will apply to list the Common Shares on Nasdaq under the symbol [ ]. If our Common Shares are not approved for listing on Nasdaq, we will not consummate this offering. No assurance can be given that our application will be approved.

Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Endeavor Trust Corporation and its principal office is 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Common Shares, and a liquid trading market for our Common Shares may not develop or be sustained after this offering. Future sales of substantial amounts of our Common Shares in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Common Shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our Common Shares and our ability to raise equity capital in the future.

After completion of this offering, we will have [●] shares of Common Shares outstanding, post-split (or [●] shares if the Underwriters’ option to purchase additional shares is exercised in full, post-split).

All the Common Shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 and except certain shares that will be subject to the lock-up period described below after completion of this offering. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement.

All the shares held by our directors, officers and holders of at least five percent of our outstanding securities totaling [●] Common Shares, are anticipated to be subject to six-month lock-up restriction described under “Underwriting”. Accordingly, there will be a corresponding increase in the number of shares that become eligible for sale after the lock-up period expires. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all the shares sold in this offering will be immediately available for sale in the public market (except as described above);

●	beginning six months following the date on which the trading of the securities on the Nasdaq commences, at the expiration of the lock-up period for our officers, directors and holders of at least ten (10%) percent of our outstanding Common Shares will become eligible for sale in the public market, all of which [●] shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701 as described below.

Clear Market

The Company will not for a period of up to 360 days from closing of this offering: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company other than registration statements on Forms S-8, S-4 or F-4, or their equivalents; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Lock-Up Agreements

The Company’s directors and officers and any other shareholder(s) holding at least ten percent (10%) of the outstanding Common Shares have agreed to enter into customary “lock-up” agreements pursuant to which such persons and entities shall agree, for a period of 180 days after the closing of this offering, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions.

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Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six (6) months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our Common Shares then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of our Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Common Shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Common Shares pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

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CERTAIN INCOME TAX CONSIDERATIONS

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition by U.S. Holders (as defined below) of the Common Shares offered under this prospectus (the “Offered Shares”) acquired pursuant to this prospectus. This summary does not address tax consequences to investors who are not U.S. Holders. This discussion does not address all potentially relevant U.S. federal income tax considerations applicable to the ownership or disposition by U.S. Holders of the Offered Shares acquired pursuant to this prospectus, and unless otherwise specifically provided, it does not address any state, local or non-U.S. tax considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, net investment income tax, estate tax or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

As used herein, the term “U.S. Holder” means a beneficial owner of Offered Shares that, for U.S. federal income tax purposes, is: (1) a citizen or individual resident of the United States; (2) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds the Offered Shares, the tax treatment of a partner in the partnership or other entity or arrangement will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal tax purposes) that are beneficial owners of the Offered Shares are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (IRS) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Offered Shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury regulations, all of which are subject to differing interpretations and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly on a retroactive basis. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary assumes that the Offered Shares are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), in the hands of a U.S. Holder at all relevant times. This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax-exempt organizations, partnerships and other pass through entities and their owners, banks or other financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Offered Shares as part of a straddle, conversion transaction, constructive sale or other similar arrangements, dealers or traders subject to mark-to-market taxation for the Offered Shares, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, persons that acquire their common shares as part of a compensation arrangement, persons that hold the Offered Shares other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our shares by voting power or by value.

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THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE TAX ADVICE TO ANY PROSPECTIVE INVESTOR, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS RELEVANT TO THEM, IN ORDER TO TAKE INTO ACCOUNT THEIR PARTICULAR FINANCIAL AND TAX CIRCUMSTANCES.

Treatment of the Company as a Domestic Corporation for U.S. Federal Income Tax Purposes

For U.S. federal income tax purposes, a corporation is generally considered to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of Canada, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. However, Section 7874 of the Code, provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application. A number of significant and complicated U.S. federal income tax consequences may result from such classification, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary.

Under such rules, even though the Company is organized as a Canadian corporation, it will be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the Company’s prior acquisition of a United States target corporation and application of the so-called “inversion” rules under Section 7874 of the Code. As such, the Company will be subject to U.S. federal income tax as if it were organized under the laws of the United States or a state thereof. Generally, the Company will be required to file a U.S. federal income tax return annually with the IRS. The Company is also subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Offered Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes. The Company’s status as a domestic corporation for U.S. federal income tax purposes has implications for all shareholders, although only the application to U.S. Holders is discussed in this summary. The remaining discussion contained in this “Certain Material U.S. Federal Income Tax Considerations” assumes that the Company will be treated as a domestic corporation pursuant to Section 7874 of the Code.

Dividends paid on Common Shares

We have never paid dividends with respect to our common shares, and have no plan to do so in the foreseeable future.

In the event our dividend policy were to change, the following discussion addresses the U.S. tax consequences of any dividends we might distribute. Subject to the PFIC rules described below, any cash distributions (including constructive distributions) paid with respect to our common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided certain holding period and other requirements are met.

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Sale, Exchange or Other Disposition of Common Shares

Upon a sale, exchange or other taxable disposition of a security, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of the sale, exchange or disposition) and the U.S. Holder’s adjusted tax basis of such security. Such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period in such security exceeds one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses. To the extent a U.S. Holder pays any Canadian tax on a sale, exchange or disposition of Offered Shares or Warrants, a U.S. foreign tax credit may not be available. See “Foreign Tax Credit Limitations” below.

Tax on Net Investment Income

U.S. Holders may be subject to an additional 3.8% Medicare tax on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes income from the shares unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this tax may have, if any, on your acquisition, ownership or disposition of common shares.

Foreign Tax Credit Limitations

Because the Company is subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its securities. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source.

The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition securities by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Common Shares constitute a taxable Canadian property within the meaning of the Canadian Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder may be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, unless the holder makes a mark-to-market election (as described below), such holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any “excess distribution” that we make to the holder (which generally means any distribution paid during a taxable year to a holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the holder’s holding period for the shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our common shares.

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Under the PFIC rules:

●	The excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares;
●	The amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and
●	The amount of the excess distribution or gain allocated to each taxable year other than the taxable year of the distribution or disposition or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares and any of our non-U.S. subsidiaries is also a PFIC, such holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined in the Code and the regulations) in a PFIC may make a mark-to-market election with respect to such shares, provided that the shares “regularly traded” (as defined in the Code and the regulations) on a national securities exchange, such as The Nasdaq Capital Market where we have applied for the shares to be listed. No assurances may be given regarding whether the common shares will qualify or, if so qualified, will continue to be qualified, as being “regularly traded” for purposes of the Code and the regulations. If a U.S. Holder makes a mark-to-market election, such U.S. Holder will generally (i) include as ordinary income, for each taxable year that we are a PFIC, the excess, if any, of the fair market value of the common shares held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of common shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. U.S. Holders should consult their tax advisors regarding the availability of a mark-to-market election with respect to such shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to its holding of shares of our common stock may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any of our non-U.S. subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for any U.S. Holder to make a “qualified electing fund” election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. However, as described above under “Passive Foreign Investment Company Considerations,” it is not presently expected that we will be classified as a PFIC for the 2022 taxable year or the foreseeable future.

As discussed above under “Dividends Paid on Common Shares”, dividends paid in respect of shares of our common stock will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns shares during any taxable year that we are a PFIC, such holder must file an annual information return on Form 8621 with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing shares of our common stock should we be or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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Information Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of securities may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the U.S. holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, (2) the U.S. Holder is notified by the IRS that backup withholding applies, or (3) the payment is described in certain other categories of persons.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their acquisition, ownership, or disposition of our Common Shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH U.S. HOLDER OF OFFERED SHARES SHOULD CONSULT ITS TAX ADVISOR AS TO THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

Certain Canadian Tax Consequences for Canadian and Non-Canadian Investors

This summary is based on the provisions of the Canadian Tax Act in force as of the date hereof and our understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary considers all the Proposed Amendments and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise consider or anticipate any changes in law or administrative policy whether by legislative, regulatory, administrative, or judicial action nor does it consider tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

Taxes apply only when the taxpayers sell the shares. As Canadian residents, they must pay Canadian income taxes on their worldwide investment income.

For the income tax concerns, an FPI a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes is not necessarily defined. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. company is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. Interests in less than 25% owned corporations are treated as passive assets.

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For “Canadian Holder” – The resident in Canada for tax purpose

Residency consideration

For tax law purposes, a public corporation is generally defined in the Income Tax Act as a corporation resident in Canada the shares of which are listed on a designated stock exchange in Canada (including the Toronto Stock Exchange (TSX), Tiers 1 or 2 of The TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, and the NEO Exchange (formerly, the Aequitas NEO Exchange). Therefore, a corporation that only has its securities listed only on a foreign exchange does not fall with this definition of “public corporation”. The company is therefore not a “public corporation” for Canadian tax law purposes.

Dividends

Dividends from shares of Canadian public corporations that trade on a U.S. stock exchange will generally not be subject to U.S. non-resident withholding tax. Dividends from Canadian public corporations are considered Canadian dividends regardless of what stock exchange they trade on.

Under the Income Tax Act, Canadian residents who invest in shares which are traded on U.S. stock exchanges are not required to file a U.S. income tax return because of these investments, unless there is some other reason (e.g., U.S. citizen) for filing a U.S. income tax return. All income and capital gains from the foreign shares will be reported on taxpayer’s Canadian income tax return. There will be withholding tax deducted from the foreign dividends at the time they are paid, which the taxpayer can at least partially recover by claiming a foreign non-business tax credit. If the shares are in a registered account such as an RRSP or RRIF, there is often no withholding tax. When the foreign shares are in a TFSA, withholding tax will be deducted, and cannot be recovered. U.S. estate tax may be payable by Canadian residents on U.S. assets owned at the time of death, including shares in U.S. corporations.

The dividend income received from foreign corporations does not qualify for a dividend tax credit, so tax is paid on 100% of the dividend (before deduction of withholding tax), when filing the Canadian tax return, and the adjusted cost base (“ACB”) of purchased foreign shares must be calculated in Canadian dollars. If Canadian funds were transferred to pay for the purchase, use the exchange rate charged in the transfer. If foreign funds were used to purchase or sell shares, Canada Revenue Agency (“CRA”) now indicates that the exchange rate on the settlement date should be used to convert to Canadian dollars.

Distributions made by foreign non-resident corporations to Canadian shareholders are normally considered foreign dividends, 100% taxable. When distributions from U.S. shares are categorized as capital gains or return of capital for US taxpayers, they will still be considered fully taxable to Canadian taxpayers. For a distribution from a non-resident corporation to be considered a return of capital for Canadian tax purposes, and thus reduce ACB under s. 53(2)(b)(ii) of the ITA, the distribution would have to be considered a return of capital under corporate tax law and not US tax law. This would also apply to foreign (non-resident) mutual funds or exchange traded funds. There is an exception in some cases when the non-resident corporation is a “foreign affiliate” of the Canadian taxpayer. One of the criteria for a foreign affiliate is that the Canadian taxpayer owns at least 1% of the equity of the non-resident corporation.

The dividend income must be converted to Canadian dollars to determine the amount to include in the inclusion of the income. The taxpayer can convert using the exchange rates on the dates of the foreign dividend income is received, or he/she can use the average annual exchange rate, as published by the Bank of Canada, for all the dividends received in the year.

For investors who are the corporate entity, the taxation of investment income may consist of income from property, which would include things like rentals, interest, dividends, and royalties. The corporate income tax rate on capital gains is 50% of the tax rate on investment income, because only 50% of a capital gain is taxable. When the principal business of a corporation is to earn investment income (income from property), the corporation is usually considered a specified investment business, and is not eligible for the small business deduction.

There is no gross-up or dividend tax credit for dividends received by a corporation. Dividends received from Canadian corporations may be deductible under s. 112 of the Income Tax Act (ITA), but Part IV tax (ITA s. 186-187) may be payable on these dividends at a tax rate of 38 1/3% (33 1/3% for taxation years ending before 2016) of the dividends received. Part IV tax becomes part of the corporation’s refundable dividend tax on hand (RDTOH). RDTOH is available as a dividend refund to the corporation when dividends are paid to shareholders of private corporations.

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Under trust law in Canada, a capital gain realized by a trust is generally considered to be part of the capital of the trust. For income tax purposes, however, a taxable capital gain realized by a trust is included in computing its income. All or part of the amount of a taxable capital gain realized by a trust may, under certain circumstances, be included in the income of one or more of its beneficiaries under one of the provisions since such an amount included in the income of a beneficiary will also have been included in the trust’s income, a corresponding deduction could then be claimed. Any amount of a taxable capital gain realized by a trust that is paid or payable to a beneficiary is included in the beneficiary’s income.

Also, although a taxable capital gain may not form part of trust income under trust law, it does enter into the calculation of “accumulating income” (as defined in the Income Tax Act) and thus an amount of a taxable capital gain can be included in the income of a preferred beneficiary by means of a subsection 104(14) preferred beneficiary election. The actions taken by the trustees of the trust that cause an amount of a taxable capital gain to be included in the income of a beneficiary should not contravene the terms of the trust indenture.

Tax Treaty

Tax treaties act to eliminate double taxation by:

●	specifying each country’s right to tax or not tax particular types of income, and/or
●	requiring one of the countries to grant tax credits for tax already paid on the income.

Tax treaties override the provisions of the Income Tax Act (ITA) of Canada and are relevant to both residents and non-residents of Canada with respect to a particular transaction or series of transactions, taxpayers need  to first consult the ITA and then consider the provisions of the applicable tax treaty. Tax treaty to taxation of foreign-source income, while non-residents of Canada need to consider tax treaties as they apply to Canadian-source income earned and/or because of proximity to the United States, the tax treaty between Canada and the U.S. (Canada-U.S. Tax Convention) is most relevant for Canadian resident taxpayers earning Canadian-source income.

There are some examples of issues addressed in the Canada-U.S. Tax Convention:

●	Tie-breaker rules for establishing residency of an individual or a corporation where that individual or corporation is considered resident of both Canada and US
●	A definition of a permanent establishment for the purpose of determining whether a Canadian resident is carrying on business in the U.S. or Canada
●	Withholding tax rates for U.S. dividends or interest earned by a resident of Canada.

A Canadian resident is entitled to a lower withholding rate of 15% under a treaty between the two countries if they have filed a form W-8 BEN (IRS: Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting) with the brokerage where they hold the investments.

Capital Gains and Losses

Under the Income Tax, a capital gain or loss is the gain or loss resulting from the sale of property, such as stocks, bonds, art, stamp collections, real estate, and promissory notes. Gains or losses from bad debts, foreign exchange and call and put options are also normally considered capital gains or losses.

Capital gains on sale of U.S. securities Withholding tax is generally not withheld on capital gains realized on the sale or redemption of shares of a U.S. corporation. The capital gain or loss is taxable in Canada and will receive the same beneficial tax treatment that the sale of Canadian shares would receive (i.e., 50% capital gains/losses inclusion rate).

Certain types of corporate actions (i.e., takeovers, mergers, spin-offs, etc.) involving shares in the U.S. and other foreign corporations may be non-taxable for Canadian tax purposes. Every corporate action is unique, and taxpayer will need to review the transaction prior to taking any action in respect to the security.

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A loss on shares or debt may be considered a business investment loss instead of a capital loss, in certain circumstances.

A taxable capital gain is 50% of a capital gain. The capital gain or loss is calculated by deducting the original cost of the asset from the proceeds received on the sale of the asset. Because only 50% of the gain is taxable, less tax is paid on capital gains than on income such as interest.

An allowable capital loss is 50% of a capital loss. It can only be used to reduce or eliminate taxable capital gains, except in the year of a taxpayer’s death or the immediately preceding year, when it can be used to reduce other income.

Foreign Tax Credit (FTC)

Generally, subsection 126(1) of the Act permits a Canadian resident taxpayer to deduct from the tax otherwise payable for a taxation year, a foreign tax credit in respect of “non-business income tax” (as defined in subsection 126(7) of the Act) paid by the taxpayer for the taxation year, and FTC separate foreign tax credit calculations under subsection 126(1) must be made for each country, and the tax paid to USA may only be credited against Canadian taxes otherwise payable in respect of non-business income from sources in USA.

Generally, when determining the source of a capital gain from the disposition of shares for foreign tax credit purposes, certain factors as outlined in paragraph 1.65 of the Folio would be taken into consideration. However, where Canada has entered into a tax treaty with the country to whom taxes are paid, consideration must be given as to whether the provisions of the treaty may affect and modify the general sourcing rule. In general terms, Canada provides a foreign tax credit for taxes payable in the U.S. on profits, income or gains from sources in U.S., subject to the existing provisions of the law of Canada.

Foreign Currency Purchase and Sale of Securities

Individuals will most commonly encounter foreign exchange gains or losses when they are involved in purchasing or selling securities with settlement amounts denominated in a foreign currency. For purposes of distinguishing between ordinary capital gains and those that can be classified under ITA 39(2) as being in respect of foreign currencies, IT-95R provides the following examples of the time when the Department considers a transaction resulting in the application of ITA 39(2) to have taken place:

(a) At the time of conversion of funds in a foreign currency into another foreign currency or into Canadian dollars.

(b) At the time funds in a foreign currency are used to make a purchase or a payment in such a case the gain or loss would be the difference between the value of the foreign currency expressed in Canadian dollars when it arose, and its value expressed in Canadian dollars when the purchase or payment was made.

“Non-Canadian Holder”

A non- resident in Canada for tax purposes (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention. (2) deals at arm’s length with us, and (3) does not use or hold, and is not deemed to use or hold, common shares in connection with carrying on a business in Canada; (such holder, a “Non-Canadian Holder”).

While the basic approach to the assessment of income tax in Canada is to assess tax on Canadian residents, under certain circumstances non-residents can be required to pay Canadian income taxes. As listed in that subsection, non-residents are responsible for:

●	income earned while carrying on a business in Canada.
●	employment income earned in Canada; and
●	gains and losses resulting from dispositions of Taxable Canadian Property

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on a business in Canada and elsewhere.

For Canada/U.S. Tax Treaty on Dividend Payments purpose, and under ITA Part XIII Rules, most types of dividends are subject to the 25 percent Part XIII tax. This includes capital dividends, even though they are not subject to tax when received by Canadian residents. While there is nothing in the Canada/U.S. tax treaty to prevent the application of this tax to U.S. residents, the treaty serves to reduce the applicable rate. In this case, there are two different reduced rates, depending on the percentage of the dividend paying corporation that is owned by the non-resident recipient.

5 Percent Rate If the U.S. resident recipient is a corporation and owns 10 percent or more of the voting shares of the resident Canadian company that is paying the dividend, the applicable rate is only 5 percent. This 5 percent rate for inter-corporate dividends reflects a view that dividend payments between parent companies and their subsidiaries should be less heavily taxed to encourage international trade and investment.

15 Percent Rate Other dividends paid by resident Canadian companies to shareholders who are U.S. residents are subject to the Part XIII withholding tax at a reduced rate of 15 percent.

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UNDERWRITING

EF Hutton, division of Benchmark Investments, LLC (the “Representative”), is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement with the Representative (the “underwriting agreement”) with respect to the offering of Common Shares. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter named below has severally agreed to purchase, at the initial public offering price of the Common Shares, less the underwriting discounts set forth on the cover page of this prospectus, the number of Common Shares listed next to its name in the following table:

Number of Common Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriters are committed to purchase all of the securities offered by us other than those covered by the over-allotment option to purchase additional Common Shares described below, if it purchases any Common Shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the Common Shares, subject to prior sale, when, as, and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional [●] Common Shares (equal to 15% of the Common Shares sold in the offering) at a price per share equal to the initial public offering price less, underwriting discounts and commissions, to cover over-allotments, if any.

Discounts, Commissions and Expenses

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per share	Without Over-Allotment Option	With Over-Allotment Option Exercised in Full
Initial public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

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The underwriters propose to offer the securities offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the securities to other securities dealers at such price less an expected concession of ___%] of the purchase price per unit. If all of the shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay the following expenses of the Underwriters relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the Common Shares with the Commission; (b) all fees and expenses relating to the listing of the Common Shares on Nasdaq and such other stock exchanges as the Company and the Representative together determine, including any fees charged by DTC; (c) all fees, expenses and disbursements relating to the registration or qualification of the Common Shares under “blue sky” or securities laws of such states of the United States of America and other jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s “blue sky” counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions designated by the Representative; (e) the costs of all mailing and printing of the underwriting documents Registration Statements, Prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; (f) the costs and expenses of a public relations firm; (g) the costs of preparing, printing and delivering certificates representing the Common Shares; (h) fees and expenses of the transfer agent for Common Shares (j) the fees and expenses of the Company’s accountants; (k) the fees and expenses of the Company’s legal counsel and other agents and representatives; (l) all filing fees and communication expenses associated with the review of the offering by FINRA; (m) all fees, expenses and disbursements relating to background checks of our directors and officers in an amount not to exceed $15,000 in the aggregate; (n) expenses incurred by the Underwriters for any roadshow for the offering up to $20,000; (o) the cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering up to $29,500; (p) the costs associated with bound volumes of the offering materials as well as commemorative mementos and Lucite tombstones in an aggregate amount not to exceed $5,000 and (q) the fees of counsel to the underwriters in an amount not to exceed $135,000; (r) to the extent approved by the Company in writing, the costs associated with post-Closing advertising of the Offering in the national editions of the Wall Street Journal and New York Times; and (s) other actual accountable expenses incurred by the Underwriters in connection with the Offering.

We have paid a $25,000 advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). Additionally, one percent (1.0%) of the gross proceeds of the offering shall be provided to the Underwriters for non-accountable expenses.

Representative’s Warrants

We have agreed to issue warrants to the Representative, upon the closing of this offering, which entitle it to purchase up to 3% of the total number of Common Shares being sold in this offering (the “Representative’s Warrants”). The exercise price of the Representative’s Warrants is equal to 100% of the offering price of the Common Shares offered hereby. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of the registration statement for this offering (the “Initial Exercise Date”). The Representative’s Warrants and the Common Shares underlying the warrants are deemed underwriting compensation by FINRA rules and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative’s Warrants may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days following the effective date of the registration statement for this offering, except that they may be assigned, in whole or in part, to any officer or partner of the representative, and to members of the underwriting syndicate or selling group (or to officers or partners thereof), or as otherwise permitted, in compliance with Rule 5110(g)(2) of FINRA. The Representative’s Warrants will contain a provision for one demand registration of the sale of the underlying ordinary shares at our expense. The demand for registration may be made at any time. In addition, the Representative’s Warrants will contain a provision for unlimited “piggyback” registration rights. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock split or other corporate events and as otherwise permitted under Rule 5110(f)(2)(G) of FINRA.

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Right of First Refusal

Subject to the closing of this offering and certain conditions set forth in the underwriting agreement, for a period of nine (9) months after the closing of the offering, the Representative shall have a right of first refusal to act as lead managing underwriter and book-runner or minimally as a co-lead manager and co-book-runner and/or co-lead placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings undertaken during such period by us, or any of our successors or subsidiaries.

Tail Financing Payments

We have also agreed that if, within nine (9) months following the closing of the offering, we complete any financing of equity, equity-linked or debt securities, or other capital raising activity with any of the investors introduced to us by the Representative in connection with this offering, then we will pay to the representative 7% of the gross proceeds received from such investors upon the closing of such offering, subject to certain exceptions.

Pricing of the Offering

Prior to this offering, there has been no public market for our Common Shares. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

●	the information set forth in this prospectus and otherwise available to the representatives;
●	our prospects and the history and prospects for the industry in which we compete;
●	an assessment of our management;
●	our prospects for future earnings;
●	the general condition of the securities markets at the time of this offering;
●	the recent market prices of, and demand for, publicly traded common equity of generally comparable companies; and
●	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for Common Shares, or that Common Shares will trade in the public market at or above the initial public offering price.

Discretionary Accounts

The underwriters do not intend to confirm sales of the Common Shares offered hereby to any accounts over which they have discretionary authority.

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Lock-Up Agreements

Our officers, directors and holders of at least ten percent (10%) or more of our outstanding Common Shares have agreed with the Representative to be subject to a lock-up period of 180 days following the date of closing of the offering pursuant to this prospectus. This means that, during the lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into, or exercisable or exchangeable for, shares of our Common Stock, subject to certain customary exceptions. The Representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the Representative, for a period of 360 days from the date of this prospectus.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Listing

We intend to apply to have the Common Shares offered hereby listed on the Nasdaq Capital Market under the symbol “_____”. There is no assurance that such application will be approved.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over- allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over- allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

From time to time, the Representative and/or its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

In addition, in the ordinary course of its business activities, the Representative and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Representative and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

75

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements), and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of our Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by our Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our company.

In the United Kingdom, this document may be distributed only to, and directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

76

LEGAL MATTERS

Certain legal matters relating to the offering as to Canadian law will be passed upon for us by Cartel & Bui LLP,  Toronto, Ontario. Certain matters as to U.S. federal law and the law of the State of New York in connection with this offering will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York. Lucosky Brookman LLP has acted as counsel for the underwriters with respect to this offering.

EXPERTS

The financial statements of the Company included in this prospectus have been audited by MNP LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the August 31, 2021 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and net working capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Common Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Common Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, and other information are available for inspection and copying at the website of the SEC referred to above. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, reports on Form 8-Kand amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

77

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the Years Ended December 31, 2020 and 2021:

Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months Ended May 31, 2021 and 2022:

F-1

Pineapple Financial Inc.

Consolidated Financial Statements

For the Years Ended August 31, 2021 and 2020

(Expressed in US Dollars)

F-2

Independent Auditor’s Report

F-3

Pineapple Financial Inc.

Consolidated Balance Sheets

(Expressed in US Dollars)

As at:	August 31, 2021	August 31, 2020	August 31, 2019

Assets

Current assets
Cash	$7,011,535	$375,579	$186,476
Trade and other receivables	835	12,896	1,898
Income taxes receivable	65,590	-	-
Prepaid expenses and deposits	147,335	-	-
	7,225,296	388,475	188,373

Investments (note 4)	39,709	-	-
Right-of-use asset (note 10)	257,341	12,423	41,434
Property and equipment (note 5)	58,666	3,520	4,316
Total Assets	$7,581,011	$404,417	$234,124

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$399,317	$163,644	$182,657
Income taxes payable	-	22,884	-
Current portion of lease liability (note 10)	50,432	13,621	30,777
	449,750	200,149	213,434

Lease liability (note 10)	212,806	-	13,362
Total Liabilities	662,555	200,149	226,797

Shareholders’ Equity
Common shares, no par value; unlimited authorized; 24,597,215, 10,000,000 and 9,200,000 issued and outstanding as at August 31, 2021, 2020 and 2019, respectively (note 6)	4,903,031	78	72
Additional paid-in capital (notes 7 and 8)	2,199,636	-	-
Accumulated other comprehensive (loss) income	(147,995)	5,724	(374)
Accumulated (deficit) earnings	(36,217)	198,466	7,629
	6,918,456	204,268	7,327
Total Liabilities and Shareholders’ Equity	$7,581,011	$404,417	$234,124

Description of business (note 1)

Contingencies and commitments (note 14)

Subsequent events (note 16)

Approved on behalf of Board of Directors

“Shuba Dasgupta” “Drew Green”

The accompanying notes are an integral part of these consolidated financial statements

F-4

Pineapple Financial Inc.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in US Dollars)

For the year ended:		August 31, 2021	August 31, 2020

Revenue	Note 15	2,983,717	1,582,367

Expenses
Selling, general and administrative	Note 11	1,352,788	736,181
Salaries, wages and benefits		1,245,227	594,087
Interest expense and bank charges	Note 10	26,078	7,548
Depreciation	Note 5,10	53,487	29,767
Share-based compensation	Note 8	567,938	-
Total expenses		3,245,519	1,367,583

(Loss) income before income taxes		(261,802)	214,784

Income tax (recovery) expense	Note 9	(27,119)	23,946

Net (loss) income		(234,683)	190,838

Foreign currency translation adjustment		(153,718)	6,096

Net (loss) income and comprehensive (loss) income		(388,401)	196,934

(Loss) earnings per share - basic and diluted ($)		(0.02)	0.02
Weighted average number of common shares outstanding - basic and diluted		15,532,743	9,503,825

The accompanying notes are an integral part of these consolidated financial statements

F-5

Pineapple Financial Inc.

Consolidated Statements Shareholders’ Equity

(Expressed in US Dollars)

		Additional	Accumulated
	Common	paid-in	other	Accumulated	Total
	shares	capital	comprehensive	(deficit)	Shareholders’
	(note 6)	(note 7 and 8)	loss (income)	earnings	equity
	$	$	$	$	$

Balance, August 31, 2019	72	-	(374)	7,629	7,327
Issuance of common shares	6	-	-	-	6
Foreign exchange translation	-	-	6,096	-	6,096
Net income	-	-	-	190,838	190,838
Balance, August 31, 2020	78	-	5,724	198,466	204,268
Issue of common shares and warrants in connection with the private placement of Units	6,115,979	1,422,045	-	-	7,538,024
Issuance costs:
- paid in cash	(1,003,373)	-	-	-	(1,003,373)
- paid by issuance of warrants	(3,043,130)	(48,747)	-	-	(3,091,877)
Issue of common shares related to issuance costs	2,833,478	-	-	-	2,833,478
Issue of warrants for consulting services	-	258,400	-	-	258,400
Share-based compensation	-	567,938	-	-	567,938
Foreign exchange translation	-	-	(153,718)	-	(153,718)
Net loss	-	-	-	(234,683)	(234,683)
Balance, August 31, 2021	4,903,031	2,199,636	(147,995)	(36,217)	6,918,456

The accompanying notes are an integral part of these consolidated financial statements

F-6

Pineapple Financial Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

For the years ended:		August 31, 2021	August 31, 2020
		$	$

Cash provided by (used for) the following activities

Operating activities
Net (loss) income		(234,683)	190,838
Adjustments for the following non-cash items:
Depreciation of property and equipment	Note 5	6,888	866
Depreciation on right of use asset	Note 10	48,660	32,024
Interest expense on lease liability	Note 10	9,426	1,636
Share-based compensation	Note 8	567,938	-
Issue of warrants for consulting services	Note 7	258,400	-
Net changes in non-cash working capital balances:
Trade and other receivables		12,061	(12,270)
Prepaid expenses and deposits		(147,335)	-
Accounts payable and accrued liabilities		235,674	(22,560)
Income taxes receivable		(65,590)	1,809
Income taxes payable		(22,884)	22,884
		668,554	215,227

Financing activities
Proceeds from issue of common shares	Note 6	-	6
Proceeds from the issue of common shares and warrants in connection with the private placement of Units	Note 6	7,328,371	-
Issuance costs paid in connection with the private placement of Units	Note 6	(1,003,373)	-
Advances received from related parties		-	(486)
Lease payments	Note 10	(51,384)	(33,011)
		6,273,614	(33,490)

Investing activities
Investment	Note 4	(39,709)
Purchase of property and equipment	Note 5	(61,638)	-
		(101,347)	-

Net change in cash		6,840,821	181,737
Effect of changes in foreign exchange rates		(204,863)	7,366
Cash, beginning of year		375,578	186,476
Cash, end of year		7,011,536	375,578

Supplementary cash flow information:
Interest paid		-	-
Income taxes paid		61,829	-

The accompanying notes are an integral part of these consolidated financial statements

F-7

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

1.	Description of business

Pineapple Financial Inc. (the” Company”) is a leader in the Canadian mortgage industry, breaking the mold by focusing on both the long-term success of agents and brokerages, as well as the overall experience of homeowners. With over 600 brokers within the network, the Company utilizes cutting-edge cloud-based tools and AI-driven systems to enable its brokers to help Canadians realize their ultimate dream, owning a home.

The Company was incorporated in 2006, under the Ontario Business Corporations Act. The Company’s head office is located at 200-111 Gordon Baker Road, Toronto, Ontario, Canada.

Impact from the global outbreak of COVID-19 (coronavirus)

In 2020, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada, the United States and other countries to fight the virus.

2.	Significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

The financial statements were authorized for issue by the Board of Directors on August 31, 2022.

Basis of preparation, functional and presentation currency

The financial statements have been prepared in accordance with US GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business on the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets. All financial information is in US Dollars (“USD”) as the Company’s presentation currency and transactions are conducted in the functional currency of Canadian dollars (“CAD”).

Operating segments

The Company determines its reporting units in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280, Segment Reporting. The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company operates as one operating segment which is reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers are responsible for the allocation of resources and assessing the performance of the operating segment and have been identified as the CEO and CFO of the Company.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Pineapple Insurance Inc. All transactions with the subsidiary and any intercompany balances, gains or losses have been eliminated upon consolidation. The subsidiary has a USD presentation currency, and the functional currency is in CAD, and accounting policies have been applied consistently to the subsidiary.

F-8

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

ASC 842 Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received.

The right-of-use assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The Company recognized a lease liability and right-of-use asset for most leases and applied ASC 842. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate at the date of initial application, estimated to be 6%. Right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

Financial instruments

The following table shows the classification categories under US GAAP ASC 825 for each class of the Company’s financial assets and financial liabilities.

Asset / liability:	Classification:

Cash	FVTPL
Trade and other receivables	Amortized cost
Investments	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Advances to/from related parties	Amortized cost

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

F-9

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and investments.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

F-10

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Financial instruments (continued from previous page)

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit- impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Impairment of non-financial assets

Property and equipment, and intangible assets (other than goodwill) are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. When an indication of impairment is identified, the carrying value of the asset or group of assets is measured against the recoverable amount. The Company evaluates impairments losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

F-11

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Financial instruments (continued from previous page)

Fair value

Assets and liabilities carried at fair value must be classified using a three-level hierarchy that reflects the significance and transparency of the inputs used in making the fair value measurements.

Level 1	inputs are unadjusted quoted prices of identical instruments in active markets;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3	inputs that are not based on observable market data (unobservable data).

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Cash is recorded at fair value using level 1 inputs and investments are recorded at fair value using level 3 inputs. During the year, there were no transfers between the levels of fair value.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive loss.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled.

The effect of a change in the enacted or substantively enacted tax rates is recognized in net income and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At the end of each reporting period, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from shareholders’ equity.

Earnings per share

The Company calculates basic earnings per share amounts for earnings attributable to common shareholders. Basic earnings per share is calculated by dividing earnings attributable to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year.

For the purpose of calculating diluted earnings per share, the Company adjusts the earnings attributable to common shareholders, and the weighted average number of common shares outstanding during the year, for the effects of all dilutive potential common shares. Potential common shares are treated as dilutive when, and only when, their conversion to common shares would decrease earnings per share or increase earnings per share from continuing operations.

F-12

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 8.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the additional paid-in capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses, if any. Cost includes all expenditures incurred to bring the assets to the location and condition necessary for them to be operated in the manner intended by management.

Depreciation is calculated using the following terms and methods:

Equipment	5 years	Straight line
Furniture	5 years	Straight line

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in profit or loss in the year the asset is derecognized.

Revenue recognition

The Company generates its revenue by charging commissions on mortgages that are applied for through the automation and digitalization process that the Company has in place.

The Company has adopted ASC 606 (Revenue from Contracts with Customers). The standard provides a single comprehensive model for revenue recognition. The core principle of the standard is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduced a new contract-based revenue recognition model with a measurement approach that is based on an allocation of the transaction price. It establishes a five-step model to account for revenue arising from contracts with customers. Under ASC 606, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring good or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with customers. The standard also specifies the accounting for incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer.

Rendering of services – The Company hosts an online website, using Salesforce, that brokers and agents can utilize to close out deals.

F-13

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Revenue recognition (continued)

The Company has three revenue streams:

a)	Sales Revenue is commission collected from financial institutions with whom it has contracts in place. The Company earns revenue based on a percentage of mortgage amount funded between individual referred by the Company and financial institutions funding the mortgage. We are an agent in these deals as we provide the platform for other parties to provide services to the end-user. For each contract with a customer, the Company identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised. The Company recognizes revenue when: a contract exists with a lender party and an agent broker, the contract identifies the use of the platform service to close a mortgage deal, the mortgage deal has been closed with the lending financial institution, and commissions paid by the lending financial institution based on various criteria of the mortgage deal including but not limited to interest rates available at that time, term, seasonality, collateral, income, purpose, etc. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business. Revenue is recognized at the end of the deal upon completion of all the actions listed above. A typical transaction attracts a commission fee payable to Pineapple Financial Inc.
b)	Subscription Revenue is a flat fee that is charged to the brokers and agents for use of the platform. Revenue is recognized at the beginning of the month when an agent is invoiced and pays the fee.
c)	Underwriting Revenue is a flat fee charged for risk pre-assessment of the deal before it is submitted to the Lender Partner for funding. The flat fee is based on the amount of funded volume being financed in the deal. Revenue is recognized at the end of the deal upon completion of the actions listed in a).

Principal versus Agent considerations

Judgement is required in determining whether the Company is a principal or agent in transactions with the lending financial institutions (“Lender Partner”). The Company evaluates the presentation of revenue on a gross basis, or a net basis based on whether the Company controls the service provided to the end user and are the principal (i.e., “Gross”) or the Company arranges the brokers to provide the service to the end user and are an agent ( i.e., “Net”). This determination impacts the presentation of the commission payable to the brokers.

For the transactions with the Lender partner our role is to provide instructions to the brokers on the information required from homeowners to complete a successful mortgage application that would be presented to the Lender partner to review and accept and pay a commission to Pineapple for facilitating a successful mortgage application. The Company concluded that the control of the mortgage application is with brokers as the ultimate information that is to be obtained from the homeowners to provide to the lender partner is controlled by the broker and the Company only facilitates the information transfer from the broker to the Lender partner to obtain mortgage for the homeowner as such the Company is an agent.

F-14

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

2.	Significant accounting policies (continued from previous page)

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company had no material provisions as at August 31, 2021, 2020 and 2019.

3.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the directors and management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical estimates and judgments applied by management that most significantly affect the Company’s financial statements. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Investments (level 3)

Where the fair values of financial assets and financial liabilities recorded on the statements of financial position, cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible; where observable market data is not available, Management’s judgment is required to establish fair values.

Share based compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statements of income and comprehensive income based on estimates of volatility, forfeitures and expected lives of the underlying stock options.

4.	Investments

During the year ended August 31, 2021, the Company purchased an investment in a private company. The Company holds a 5% interest with no significant influence. The investment is recorded at FVTPL using level 3 inputs. The valuation of the Company’s investment is determined based on the most recent private placement financing completed. During the year ended August 31, 2021, the Company recognized a USD $Nil change in fair value.

F-15

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

5.	Property and Equipment

Property and equipment
Cost
Balance, August 31, 2019	$5,150
Additions	-
Balance, August 31, 2020	$5,250
Additions	61,638
Translation adjustment	489
Balance, August 31, 2021	$67,377

Accumulated depreciation
Balance, August 31, 2019	$834
Depreciation	866
Balance, August 31, 2020	$1,730
Depreciation	6,888
Translation adjustment	93
Balance, August 31, 2021	$8,711

Net carrying value
August 31, 2021	$58,666
August 31, 2020	$3,520

F-16

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

6.	Share capital

Authorized share capital

The authorized share capital of the Company consists of an unlimited number of common shares with a nominal par value.

	#	$
Balance, August 31, 2019	9,200,000	72
Issue of common shares for cash	800,000	6
Foreign exchange translation
Net income and comprehensive income		-
Balance, August 31, 2020	10,000,000	78
Issue of common shares and warrants in connection with the private placement of Units	11,061,040	6,115,979
Issue of common shares for consulting services received	3,536,175	2,833,478
Issue of warrants for consulting services received		-
Issuance costs:		-
- paid in cash		(1,003,373)
- paid by issuance of warrants		(3,043,130)
Balance, August 31, 2021	24,597,215	4,903,031

(i)	2021 private placement

In 2021, the Company completed a private placement of 6,039,040 Units for aggregate proceeds of $1,973,047 ($0.40 per Unit) and 5,022,000 Units for aggregate proceeds of $4,142,931 ($1.01 per Unit) (the “2021 private placement”). Each Unit consisted of one common share and one-half of one common share purchase warrant of Pineapple Financial Inc. Each warrant entitles the holder thereof to acquire one-half of one common share of the Company for a price of $0.62 and $1.54 for a period of 2 years from the date of the Liquidity Event; listing of the common shares of the Company on a public exchange, sale of substantially all the assets of the Company or a transfer of the shares of the Company.

The allocation of proceeds between common shares and warrants was made when the equity instruments were issued using a relative fair value method.

F-17

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

6.	Share capital (continued from previous page)

The fair value of the warrants was estimated to be $0.07 using the Black-Scholes formula and the following inputs:

(ii)	Issue of common shares for consulting services received

The Company entered into an arrangement with Gravitas Securities Inc. (“Gravitas”), a related party and shareholder, pursuant to which Gravitas agreed to act as an agent for and on behalf of the Company in connection with the 2021 private placement.

In 2021, the Company issued 3,536,175 common shares with a fair value of $2,833,478 for services received in obtaining subscriptions for the 2021 private placement.

The fair value of the services received could not be estimated reliably. Accordingly, the fair value of the services received, and the corresponding increase in equity, was measured by reference to the fair value of the common shares issued. The corresponding cost of the services received was recognized as an issuance cost directly in equity. In 2021, $212,963 was recognized as a deduction to common shares and $48,747 was recognized as a deduction to the common share purchase warrants reserve (Note 7). The issuance costs were allocated in the same proportion as how the proceeds from the 2021 private placement were allocated between common shares and warrants.

(iii)	Issuance costs paid in cash

In 2021, the Company paid a total $1,003,373 (2020 - $NIL) of cash issuance costs in connection with the 2021 private placement. The issuance costs were allocated in the same proportion as how the proceeds from the 2021 private placement were allocated between common shares and warrants. The issuance costs paid in cash include $788,185 (2020 - $NIL) paid to Gravitas in connection with the arrangement described in Note 6(ii).

F-18

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

7.	Common share purchase warrants reserve

	#	$
Balance, August 31, 2020 and 2019	-	-
Issue of common shares and warrants in connection with the private placement of Units	5,530,520	1,422,045
Issue of warrants for consulting services received	912,935	258,400
Share-based compensation expense	-	567,938
Issuance costs:
- paid by issuance of warrants	-	(48,747)
Balance, August 31, 2021	6,443,455	2,199,636

(i)	Issue of warrants for consulting services received

In 2021, the Company issued 912,935 common share purchase warrants with an estimated fair value of $258,400 to consultants in connection with 2021 private placement of which:

●	Total of 392,537 common share purchase warrants entitle the holder thereof to acquire one common share of the Company for a price of $0.62 for a period of 2 years from the date of Liquidity Event

●	Total of 520,398 common share purchase warrants entitle the holder thereof to acquire one common share of the Company for a price of $1.54 for a period of 2 years from the date of Liquidity Event

The fair value of consulting services received, and the corresponding increase in equity, was measured by reference to the fair value of equity instruments granted.

The cost of the services received was recognized as an issuance cost directly in equity, of which $258,576 was recognized as a deduction to common shares (Note 6) and $60,122 was recognized as a deduction to the common share purchase warrants reserve. The issuance cost was allocated in the same proportion as how the proceeds from the 2018 private placement were allocated between common shares and warrants.

The following reconciles the warrants outstanding at the beginning and the end of the year:

F-19

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

8.	Share-based benefits reserve

The Company has a share option plan (the “Plan”) to attract, retain and motivate qualified directors, officers, employees and consultants whose present and future contributions are important to the success of the Company by offering them an opportunity to participate in the Company’s future performance through the award of share options.

Each share option converts into one common share of Pineapple Financial Inc. on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

In 2017, the Plan was amended such that the total number of common shares reserved and available for grant and issuance pursuant to the Plan is to equal 10% of the issued and outstanding common shares of the Company.

Options granted on June 14, 2021, vest over a 2-year period whereby 25% of the options granted vested on the date of grant, and the remaining unvested options vest in equal installments every 6-months thereafter. The fair value of stock options granted was $892,519. Stock based compensation expense was recognized of $567,938 for the vested options (August 31, 2020 - $nil).

The following reconciles the options outstanding at the beginning and end of the year (and the balance being NIL in the previous year) that were granted to eligible participants pursuant to the Plan:

The Company used the Black-Scholes formula to estimate the fair value of share options granted during the year, based on the following inputs:

F-20

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

9.	Income taxes

The reconciliation of the combined federal and state income tax rate of 26.5% (2020 – 26.5%) to the effective tax rate is as follows:

	August 31, 2021	August 31, 2020
	$	$
(Loss) income before income taxes	(261,802)	214,784

Expected income tax (recovery) expense	(69,380)	56,915
Non-deductible expenses	150,950	-
Share issuance cost booked directly to equity	(1,085,240)	-
Small business deduction	40,770	(32,969)
Change in tax benefits not recognized	935,781	-

Income tax expense	(27,119)	23,946

The Company’s income tax (recovery) is allocated as follows:

Current tax (recovery) expense	(27,119)	22,192
Deferred tax expense	-	1,754

	(27,119)	23,946

Deferred income taxes

The following table summarizes the components of deferred tax:

	August 31, 2021	August 31, 2020
Deferred tax assets

Lease liability	68,200	-
Total deferred tax assets	68,200	-

Deferred tax liabilities

Right-of-use asset	(68,200)	-
Total deferred tax liabilities	(68,200)	-

Net deferred tax assets	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

F-21

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

9.	Income taxes (continued from previous page)

Unrecognized deferred tax assets

Deferred taxes are provided as a result temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	August 31, 2021	August 31, 2020

Property and equipment	6,800	-
Lease liability	5,900	1,201
Share issuance costs	3,276,200	-
Non-capital losses carried forward	215,260	-
	3,504,160	1,201

The Canadian non-capital losses carried forward expire in 2041. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that the future taxable profit will be available against which the group can utilize the benefits therefrom.

10.	Right-of-use asset and lease liability

The Company leases all its office premises in Ontario, Canada. On transition to ASC 842 Leases, the Company recognized a right-of-use asset and corresponding lease liability in respect of this lease. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at September 1, 2017 (date of initial application), estimated to be 6%. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

F-22

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

10.	Right-of-use asset and lease liability (continued from previous page)

The following schedule shows the movement in the Company’s right-of-use asset:

Right-of-use asset

Cost
Balance, August 31, 2019	109,415
Additions	2,342
Balance, August 31, 2020	111,757
Additions	302,723
Disposal	(109,415)
Translation adjustment	(7,342)
Balance, August 31, 2021	297,723

Accumulated Depreciation
Balance, August 31, 2019	67,981
Depreciation	32,024
Translation adjustment	(671)
Balance, August 31, 2020	99,334
Depreciation	48,660
Disposal	(109,415)
Translation adjustment	1,804
Balance, August 31, 2021	40,383

Carrying Amount
August 31, 2020	12,423
August 31, 2021	257,341

The right-of-use asset is being depreciated on a straight-line basis over the remaining lease term.

F-23

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

10.	Right-of-use asset and lease liability (continued from previous page)

The following schedule shows the movement in the Company’s lease liability during the year:

	August 31, 2021	August 31, 2020

Balance, beginning of period	$13,621	$44,996
Additions	289,859	-
Interest Expense	9,426	1,636
Lease payments	(51,384)	(33,011)
Translation Adjustment	1,715	-
Balance, end of period	$263,238	$13,621

Current	50,432	13,621
Non-Current	212,806	-
	$263,238	$13,621

The following table provides a maturity analysis of the Company’s lease liability. The amounts disclosed in the maturity analysis are the contractual undiscounted cash flows before deducting interest or finance charges:

2022	$80,949
2023	80,949
2024	86,673
2025	90,761
2026	37,817
$377,149

F-24

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

11.	Expenses

	August 31, 2021	August 31, 2020
	$	$
Advertising and promotions	347,934	74,370
Consulting fees	33,165	-
Donation	2,208	7,436
Dues and Subscriptions	21,868	-
Insurance	25,240	47,745
Lease expense	62,164	45,218
Marketing	616,135	482,004
Office and generai	120,983	11,508
Professional fees	40,516	13,411
Rent	56,622	28,935
Repair and maintenance	1,870	1,085
Travel	9,908	7,272
Utilities	14,173	4,424
Website	-	12,772
	1,352,787	736,181

12.	Related party transactions

Compensation of key management personnel includes the CEO, COO, and CSO:

	August 31, 2021	August 31, 2020
	$	$
Salaries and Wages	378,576	74,360
Share-based compensation	567,938	-

F-25

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

13.	Risk management arising from financial instruments

a)	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s principal financial assets that expose it to credit risk are cash and trade receivables. The Company mitigates this risk by monitoring the credit worthiness of its customers and holding cash at financial institutions.

The maximum credit exposure at August 31, 2021 is the carrying amount of cash and trade receivables. The Company’s exposure to credit risk is considered to be low, given the size and nature of the various counterparties involved and their history of performance.

The Company has not historically incurred any significant credit loss in respect of its trade receivables. Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was minimal as at August 31, 2021 and 2020.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have any interest-bearing debt.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, by continuously monitoring actual and forecasted cash flows.

d)	Management of capital

The Company’s objective of managing capital, comprising of shareholders’ equity, is to ensure its continued ability to operate as a going concern. The Company manages its capital structure and makes changes to it based on economic conditions.

Management and the Board of Directors review the Company’s capital management approach on an ongoing basis and believe this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended August 31, 2021.

14.	Commitments and contingencies

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes that there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows. These matters are inherently uncertain, and management’s view of these matters may change in the future.

See note 10 related to lease commitments.

F-26

Pineapple Financial Inc.

Notes to the Consolidated Financial Statements

For the years ended August 31, 2021 and 2020

(Expressed in US Dollars)

15.	Disaggregation of revenue

	August 31, 2021	August 31, 2020
	$	$
Sales revenue	15,370,566	3,485,647
Commission expense	13,134,891	2,035,091
Net sales revenue	2,235,675	1,450,556

Subscription revenue	426,095	68,129
Underwriting revenue	321,947	63,682
Total revenue	2,983,717	1,582,367

16.	Subsequent events

Subsequent to year end, the Company issued 245,000 options to an officer of the Company.

The Company extended the current premises of 4,894 sq. ft. lease to January 1, 2030 and acquired additional premises of 8,368 square feet adjacent to the current office premises with the same landlord. The additional premises lease also expires on January 1, 2030.

F-27

Pineapple Financial Inc.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three and nine month periods ended May 31, 2022

(Expressed in US Dollars)

F-28

Pineapple Financial Inc.

Condensed Interim Consolidated Balance Sheets - Unaudited

(Expressed in US Dollars)

As at :	May 31, 2022	August 31, 2021
Assets

Current Assets
Cash	$4,821,775	$7,011,535
Trade and other receivables	37,907	835
Income taxes receivable	73,679	65,590
Prepaid expenses and deposits	115,587	147,335
	5,048,948	7,225,296

Investments (note 4)	39,609	39,709
Right-of-use asset (note 10)	982,981	257,341
Property and equipment (note 5)	175,826	58,666
Intangible assets (note 6)	592,480	-
Total Assets	$6,839,844	$7,581,011

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities	$423,291	$399,317
Current portion of lease liability (note 10)	70,207	50,432
	493,498	449,750

Lease liability (note 10)	998,370	212,806
Total Liabilities	1,491,868	662,555

Shareholders’ Equity
Common shares, no par value; unlimited authorized; 24,597,215 issued and outstanding as at May 31, 2022 and August 31, 2021 (note 7)	4,903,031	4,903,031
Additional paid-in capital	2,809,375	2,199,636
Accumulated other comprehensive loss	(166,827)	(147,995)
Accumulated deficit	(2,197,602)	(36,217)
	5,347,978	6,918,456

Total Liabilities and Shareholders’ Equity	$6,839,844	$7,581,011

Description of business (note 1)
Contingencies and commitments (note 13)
Subsequent events (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-29

Pineapple Financial Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive (Loss) Income - Unaudited

(Expressed in US Dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2022	2021	2022	2021

Revenue (note 14)	1,265,795	857,129	2,775,044	2,060,451

Expenses
Selling, general and administrative	843,204	619,724	1,950,005	835,834
Salaries, wages and benefits (note 12)	892,888	310,385	2,217,646	785,421
Depreciation (notes 5, 6 and 10)	39,470	-	118,891	19,326
Share-based compensation (notes 9, 12)	146,511	-	609,739	-
Interest expense and bank charges	4,597	2,886	40,148	14,051
Total expenses	1,926,670	932,995	4,936,429	1,654,632

(Loss) income before income taxes	(660,875)	(75,866)	(2,161,385)	405,819

Income tax (recovery) expense	-	-	-	-

Net (loss) income	(660,875)	(75,866)	(2,161,385)	405,819

Foreign currency translation adjustment	(6,277)	(8,151)	(18,832)	(24,453)
Net (loss) income and other comprehensive (loss) income	(667,152)	(84,017)	(2,180,217)	381,366

(Loss) earnings per share - basic and diluted ($)	(0.03)	(0.00)	(0.09)	0.03
Weighted average number of common shares outstanding - basic and diluted	24,597,215	17,118,788	24,597,215	12,491,895

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-30

Pineapple Financial Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(Expressed in US Dollars)

		Additional	Accumulated
	Common	paid-in	other	Accumulated	Total
	shares	capital	comprehensive	(deficit)	Shareholders’
	(note 7)	(note 8 and 9)	loss (income)	earnings	equity
	$	$	$	$	$
Balance, August 31, 2020	78	-	5,724	198,466	204,268
Issue of common shares and warrants in connection with the private placement of Units	6,115,979	1,422,045	-	-	7,538,024
Issuance costs:
- paid in cash	(1,003,373)	-	-	-	(1,003,373)
- paid by issuance of warrants	(3,043,130)	(48,747)	-	-	(3,091,877)
Issue of common shares related to issuance costs	2,833,478	-	-	-	2,833,478
Issue of warrants for consulting services	-	258,400	-	-	258,400
Foreign exchange translation	-	-	(24,453)	-	(24,453)
Net income	-	-	-	405,819	405,819
Balance, May 31, 2021	4,903,031	1,631,699	(18,730)	604,285	7,120,285

Balance, August 31, 2021	4,903,031	2,199,636	(147,995)	(36,217)	6,918,455
Share-based compensation	-	609,739	-	-	609,739
Foreign exchange translation	-	-	(18,832)	-	(18,832)
Net loss	-	-	-	(2,161,385)	(2,161,385)
Balance, May 31, 2022	4,903,031	2,809,375	(166,827)	(2,197,602)	5,347,978

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-31

Pineapple Financial Inc.

Condensed Interim Consolidated Statements of Cash Flow - Unaudited

(Expressed in US Dollars)

	Nine Months Ended May 31,
For the periods ended:	2022	2021

Cash provided by (used for) the following activities

Operating activities
Net (loss) income	(2,161,385)	405,819
Adjustments for the following non-cash items:
Depreciation of property and equipment (note 5)	19,319	5,845
Depreciation of intangible assets (note 6)	47,998	-
Depreciation on right of use asset (note 10)	51,574	24,504
Share-based compensation	609,739	-
Interest on lease liability (note 10)	28,126	6,876
Issue of warrants for consulting services (note 8)	-	258,400
Net changes in non-cash working capital balances:
Trade and other receivables	(36,973)	12,062
Prepaid expenses and deposits	31,749	-
Accounts payable and accrued liabilities	23,973	(131,546)
Income taxes receivable	(8,089)	(22,884)
	(1,393,969)	559,076

Financing activities
Proceeds from the issue of common shares and warrants in connection with the private placement of Units	-	7,328,371
Issuance costs paid in connection with the private placement of Units	-	(1,003,373)
Lease payments (note 10)	(47,956)	(38,538)
	(47,956)	6,286,460

Investing activities
Investment (note 4)	-	(39,709)
Purchase of intangible assets (note 6)	(639,954)	-
Purchase of property and equipment (note 5)	(136,523)	(48,714)
	(776,477)	(88,423)

Net change in cash	(2,218,402)	6,757,113
Effect of changes in foreign exchange rates	28,642	(159,695)
Cash, beginning of period	7,011,535	375,579
Cash, end of period	4,821,775	6,972,997

Supplementary cash flow information:
Interest paid	-	-
Income taxes paid	6,076	61,829

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-32

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

1.	Description of business

Pineapple Financial Inc. (the” Company”) is a leader in the Canadian mortgage industry, breaking the mold by focusing on both the long-term success of agents and brokerages, as well as the overall experience of homeowners. With over 600 brokers within the network, the Company utilizes cutting-edge cloud-based tools and AI-driven systems to enable its brokers to help Canadians realize their ultimate dream, owning a home.

The Company was incorporated in 2006, under the Ontario Business Corporations Act. The Company’s head office is located at 200-111 Gordon Baker Road, North York, ON, Canada.

Impact from the global outbreak of COVID-19 (coronavirus)

In 2020, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada, the United States and other countries to fight the virus.

Impact from the global inflationary pressures leading to higher interest rates

During the first quarter of 2022, due to inflationary pressures that were felt around the globe, central banks all over the world increased interest rates steadily to reduce these pressures. The impact on the real estate market has been to reduce the price wars, bidding, and control over the runaway prices. This has led to modifications in all businesses associated with real estate including the Company. With the interest rates increases which reduces prices has led to reduced volume for the Company, seasonality kicked in which is the increase in financing that is experienced from March to October in Canada has offset the interest rates increase paradigm. It is unknown how long the increased interest rates will last. The Company determined that there were no material expectations of increased credit losses, and no material indicators of impairment of long-term assets.

2.	Significant accounting policies

Basis of Presentation

The Company’s condensed interim consolidated financial statements have been prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”) and Securities and Exchange Commission (“SEC”) rules and regulations and include the accounts of the Company and its consolidated subsidiaries. These unaudited condensed interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2021. Accordingly, accounting policies, estimates, and judgements applied are the same as those applied in the Company’s financial statements for the year ended August 31, 2021, unless otherwise indicated. The Company assesses its accounting estimates and judgements every reporting period.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on September 1, 2022.

F-33

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

2.	Significant accounting policies (continued)

Summary of significant accounting policies

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The depreciation period and the depreciation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the depreciation period or method, as appropriate, and are treated as changes in accounting estimates. The depreciation expense on intangible assets with finite lives is recognised in the statements of operations and comprehensive (loss) income and in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations and comprehensive (loss) income.

Basis of preparation, functional and presentation currency

The condensed interim consolidated financial statements have been prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business on the historical cost basis except for certain financial instruments that are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

All financial information is presented in US Dollars (“USD”) as the Company’s presentation currency and functional currency is in Canadian dollars (“CAD”). The interim financial statements are condensed and should be read in conjunction with the Company’s latest annual year-end consolidated financial statements for the year ended August 31, 2021. It is management’s opinion that all adjustments necessary for a fair statement of the results for the interim period has been made, and all adjustments are of a recurring nature or a description of the nature of and any amount of any adjustments other than normal recurring nature has been stated. Sufficient disclosures have been so as to not make the interim financial information misleading. There are no prior-period adjustments in these condensed interim consolidated financial statements.

Operating segments

The Company operates as one operating segment which is reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers are responsible for the allocation of resources and assessing the performance of the consolidated operating segment and have been identified as the CEO and CFO of the Company.

F-34

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

2.	Significant accounting policies (continued)

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Pineapple Insurance Inc. All transactions with the subsidiary and any intercompany balances, gains or losses have been eliminated upon consolidation. The subsidiary has a CAD functional currency and accounting policies have been applied consistently to the subsidiary.

3.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the directors and management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical estimates and judgments applied by management that most significantly affect the Company’s financial statements. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Investments (level 3)

Where the fair values of financial assets and financial liabilities recorded on the balance sheet, cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible; where observable market data is not available, Management’s judgment is required to establish fair values.

Share based compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statements of operations and comprehensive (loss) income based on estimates of volatility, forfeitures and expected lives of the underlying stock options.

4.	Investments

During the year ended August 31, 2021, the Company purchased an investment in a private company. The Company holds a 5% interest with no significant influence. The investment is recorded at FVTPL using level 3 inputs. The valuation of the Company’s investment is determined based on the most recent private placement financing completed. As at May 31, 2022, the Company recognized a $Nil change in fair value. Change in fair value during the current period due to foreign exchange translation.

F-35

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

5.	Property and equipment

Property and equipment
Cost
Balance, August 31, 2020	$5,250
Additions	61,638
Translation adjustment	489
Balance, August 31, 2021	$67,377
Additions	136,523
Translation adjustment	(48)
Balance, May 31, 2022	$203,852

Accumulated depreciation
Balance, August 31, 2020	$1,730
Depreciation	6,888
Translation adjustment	93
Balance, August 31, 2021	$8,711
Depreciation	19,319
Translation adjustment	(4)
Balance, May 31, 2022	$28,026

Net carrying value
August 31, 2021	$58,666
May 31, 2022	$175,826

6.	Intangible assets

Capitalized software
Cost
Balance, August 31, 2020 and 2021	$-
Additions	639,954
Translation adjustment	567
Balance, May 31, 2022	$640,521

Accumulated depreciation
Balance, August 31, 2020 and 2021	$-
Depreciation	47,998
Translation adjustment	43
Balance, May 31, 2022	$48,041

Net carrying value
August 31, 2021	$-
May 31, 2022	$592,480

F-36

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

7.	Share capital

Authorized share capital

The authorized share capital of the Company consists of an unlimited number of common shares with a nominal par value.

	Shares	$

Balance, August 31, 2020	10,000,000	78
Issue of common share in connection with the private placement of units (i)	11,061,040	6,115,979
Issue of Common Shares for consulting services received (ii)	3,536,175	2,833,478
Issuance Costs
- paid in cash (iii)		(1,003,373)
- paid by issuance of units and warrants (note 8)		(3,043,130)
Balance, August 31, 2021 and May 31, 2022	24,597,215	4,903,031

(i)	2021 Private Placement

In 2021, the Company completed a private placement of 6,039,040 Units for aggregate proceeds of $1,973,047 ($0.40 per Unit) and 5,022,000 Units for aggregate proceeds of $4,142,931 ($1.01 per Unit) (the “2021 private placement”). Each Unit consisted of one common share and one-half of one common share purchase warrant of Pineapple Financial Inc. Each warrant entitles the holder thereof to acquire one-half of one common share of the Company for a price of $0.62 and $1.54 for a period of 2 years from the date of the Liquidity Event; listing of the common shares of the Company on a public exchange, sale of substantially all the assets of the Company or a transfer of the shares of the Company.

The allocation of proceeds between common shares and warrants was made when the equity instruments were issued using a relative fair value method.

The fair value of the warrants was estimated using the Black-Scholes formula and the following inputs:

F-37

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

7.	Share capital (continued)

(ii)	Issue of common shares for consulting services received

The Company entered into an arrangement with Gravitas Securities Inc. (“Gravitas”), a related party and shareholder, pursuant to which Gravitas agreed to act as an agent for and on behalf of the Company in connection with the 2021 private placement.

In 2021, the Company issued 3,536,175 common shares with a fair value of $2,833,478 for services received in obtaining subscriptions for the 2021 private placement.

The fair value of the services received could not be estimated reliably. Accordingly, the fair value of the services received, and the corresponding increase in equity, was measured by reference to the fair value of the common shares issued. The corresponding cost of the services received was recognized as an issuance cost directly in equity. In 2021, $212,963 was recognized as a deduction to common shares and $48,747 was recognized as a deduction to the common share purchase warrants reserve (Note 8). The issuance costs were allocated in the same proportion as how the proceeds from the 2021 private placement were allocated between common shares and warrants.

(iii)	Issuance costs paid in cash

In 2021, the Company paid a total $1,003,373 (2020 - $NIL) of cash issuance costs in connection with the 2021 private placement. The issuance costs were allocated in the same proportion as how the proceeds from the 2021 private placement were allocated between common shares and warrants. The issuance costs paid in cash include $788,185 (2020 - $NIL) paid to Gravitas in connection with the arrangement described in Note 7(ii).

8.	Common share purchase warrants reserve

	#	$
Balance, August 31, 2020	-	-
Issue of common shares and warrants in connection with the private placement of Units	5,530,520	1,422,045
Issue of warrants for consulting services received	912,935	258,400
Share based compensation expense	-	567,938
Issuance costs:
- paid by issuance of warrants	-	(48,747)
Balance, August 31, 2021	6,443,455	2,199,636
Share based compensation expense	-	609,739
Balance, May 31, 2022	6,443,455	2,809,375

(i)	Issue of warrants for consulting services received

In 2021, the Company issued 912,935 common share purchase warrants with an estimated fair value of $258,400 to consultants in connection with 2021 private placement of which:

●	Total of 392,537 common share purchase warrants entitle the holder thereof to acquire one common share of the Company for a price of $0.62 for a period of 2 years from the date of Liquidity Event

●	Total of 520,398 common share purchase warrants entitle the holder thereof to acquire one common share of the Company for a price of $1.54 for a period of 2 years from the date of Liquidity Event

The fair value of consulting services received, and the corresponding increase in equity, was measured by reference to the fair value of equity instruments granted.

F-38

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

8.	Common share purchase warrants reserve (continued)

The cost of the services received was recognized as an issuance cost directly in equity, of which $258,400 was recognized as a deduction to common shares (Note 7) and $48,747 was recognized as a deduction to the common share purchase warrants reserve. The issuance cost was allocated in the same proportion as how the proceeds from the 2021 private placement were allocated between common shares and warrants.

The following reconciles the warrants outstanding at the beginning and the end of the period:

	Number of Warrants	Weighted Average Exercise Price
	#	$
Balance, August 31, 2020	-	-
Issued during the period	6,443,455	0.68
Balance, August 31, 2021 and May 31, 2022	6,443,455	0.68

9.	Share-based benefits reserve

The Company has a share option plan (the “Plan”) to attract, retain and motivate qualified directors, officers, employees and consultants whose present and future contributions are important to the success of the Company by offering them an opportunity to participate in the Company’s future performance through the award of share options.

Each share option converts into one common share of Pineapple Financial Inc. on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

In 2017, the Plan was amended such that the total number of common shares reserved and available for grant and issuance pursuant to the Plan is to equal 10% of the issued and outstanding common shares of the Company.

Options granted on June 14, 2021, vest over a 2-year period whereby 25% of the options granted vested on the date of grant, and the remaining unvested options vest in equal installments every 6-months thereafter. The fair value of stock options granted was $1,689,801. For the nine month period ended May 31, 2022, stock based compensation expense of $609,739 was recognized (May 31, 2021 - $nil).

The following reconciles the options outstanding at the beginning and end of the period that were granted to eligible participants pursuant to the Plan:

	May 31, 2022		August 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Balance, beginning of period	2,206,189	1.03	-	-
Granted during the period	245,000	1.03	2,206,189	1.03
Balance, end of period	2,451,189	1.03	2,206,189	1.03

Exercisable, end of period	1,103,096	1.03	551,548	1.03

F-39

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

9.	Share-based benefits reserve (continued)

The Company used the Black-Scholes formula to estimate the fair value of share options granted based on the following inputs:

	Nine months ended May 31, 2022	Year ended August 31, 2021

Weighted average estimated fair value per common share	$0.83	$0.83
Weighted average exercise price of the share option	$1.03	$1.03
Weighted average expected volatility of the underlying common share	100%	100%
Weighted average expected life of the share option	5 years	5 years
Weighted average expected dividend yield	0%	0%
Weighted average risk-free interest rate	0.86%	0.86%

10.	Right-of-use asset and lease liability

The Company leases all its office premises in Ontario, Canada. The Company extended the current premises of 4,894 sq. ft. lease to January 1, 2030 and acquired additional premises of 8,368 square feet adjacent to the current office premises with the same landlord. The additional premises lease also expires on January 1, 2030. The total area of use by The Company is 13,262 sq. ft. The Company recognized a right-of-use asset and corresponding lease liability in respect of this lease. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at September 1, 2017 (date of initial application), estimated to be 6%. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the interim condensed balance sheet immediately before the date of initial application.

F-40

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

10.	Right-of-use asset and lease liability (continued)

The following schedule shows the movement in the Company’s right-of-use asset:

Right-of-use asset

Cost
Balance, August 31, 2020	111,757
Additions	302,723
Disposal	(109,415)
Translation adjustment	(7,342)
Balance, August 31, 2021	297,723
Additions	777,221
Translation adjustment	2,155
Balance, May 31, 2022	1,077,099

Accumulated Depreciation
Balance, August 31, 2020	99,334
Depreciation	48,660
Disposal	(109,415)
Translation adjustment	1,804
Balance, August 31, 2021	40,383
Depreciation	51,574
Translation adjustment	2,161
Balance at May 31, 2022	94,118

Carrying Amount
August 31, 2021	257,341
May 31, 2022	982,981

The right-of-use asset is being depreciated on a straight-line basis over the remaining lease term.

F-41

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

10.	Right-of-use asset and lease liability (continued)

The following schedule shows the movement in the Company’s lease liability during the period:

	Nine-months ended	Year ended
	May 31, 2022	August 31, 2021

Balance, beginning of period	263,238	13,621
Additions	825,185	289,859
Interest Expense	28,126	9,426
Lease payments	(47,956)	(51,384)
Translation adjustment	(16)	1,715
Balance, end of period	1,068,577	263,238

Current	70,207	50,432
Non-Current	998,370	212,806
	1,068,577	263,238

The following table provides a maturity analysis of the Company’s lease liability. The amounts disclosed in the maturity analysis are the contractual undiscounted cash flows before deducting interest or finance charges:

2022	$15,999
2023	83,457
2024	171,987
2025	194,147
2026	194,044
2027	193,971
2028	206,204
2029	214,941
2030	89,559
$1,364,310

11.	Risk management arising from financial instruments

a)	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s principal financial assets that expose it to credit risk are cash and trade receivables. The Company mitigates this risk by monitoring the credit worthiness of its customers and holding cash at financial institutions.

The maximum credit exposure at May 31, 2022 is the carrying amount of cash and trade receivables. The Company’s exposure to credit risk is considered to be low, given the size and nature of the various counterparties involved and their history of performance.

The Company has not historically incurred any significant credit loss in respect of its trade receivables. Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was minimal as at May 31, 2022.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have any interest-bearing debt.

F-42

Pineapple Financial Inc.

Notes to the Condensed Interim Consolidated Financial Statements for period ended May 31, 2022 - Unaudited

(Expressed in US Dollars)

11.	Risk management arising from financial instruments (continued)

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, by continuously monitoring actual and forecasted cash flows.

d)	Management of capital

The Company’s objective of managing capital, comprising of shareholders’ equity, is to ensure its continued ability to operate as a going concern. The Company manages its capital structure and makes changes to it based on economic conditions.

Management and the Board of Directors review the Company’s capital management approach on an ongoing basis and believe this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. The Company’s capital management objectives, policies and processes have remained unchanged during the period ended May 31, 2022.

12.	Related party transactions

Compensation of key management personnel includes the CEO, COO, CSO, and CFO:

	Nine Months Ended May 31,
	2022	2021
Salaries and wages	527,094	283,932
Share-based compensation	609,739	-

13.	Commitments and contingencies

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes that there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows. These matters are inherently uncertain, and management’s view of these matters may change in the future.

See note 11 related to lease commitments.

14.	Disaggregation of revenue

	Three months ended		Nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	$	$	$	$
Sales revenue	5,415,029	4,068,668	13,895,438	10,183,743
Commission expense	4,376,276	3,390,976	11,785,824	8,653,417
Net sales revenue	1,038,753	677,692	2,109,614	1,530,326

Subscription revenue	161,431	111,846	436,499	309,013
Underwriting revenue	65,611	67,591	228,931	221,112
Total revenue	1,265,795	857,129	2,775,044	2,060,451

15.	Subsequent events

The Company has performed an evaluation of subsequent events through the time of filing this quarterly statements and has determined that there are no such events to report.

F-43

PINEAPPLE FINANCIAL INC.

Common Shares

PROSPECTUS

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

Until [_], 2022 (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is __________, 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the selling stockholders. All of such fees and expenses, except for the SEC registration fee and the FINRA filing fee, are estimated:

SEC registration fee	$
FINRA filing fee	$
Nasdaq listing fee	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors, Officers, Employees and Agents

Under the OBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the OBCA, our articles require us to indemnify our directors and former directors (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the OBCA.

Prohibition against Non-Compete Agreements in Ontario

The Ontario government’s Bill 27, Working for Workers Act, 2021, received royal assent on December 2, 2021. The bill contains a broad range of amendments to the Employment Standards Act, 2000 (ESA), including non-competition provisions. The prohibition against non-compete agreements is effective retroactively to October 25, 2021. A non-compete agreement is defined as an agreement, or any part of an agreement, between an employer and employee that prohibits the employee from engaging in any business, work, occupation, profession, project or other activity that is in competition with the employer’s business, after the employment relationship between the employee and the employer ends. The ESA does not prohibit non-compete agreements that were entered into before October 25, 2021. There are two exceptions to non-compete agreements being prohibited under the ESA:

The first exception applies where all the following occur:

●	there is a sale or lease of a business or a part of a business that is operated as a sole proprietorship or a partnership

●	immediately following the sale, the seller becomes an employee of the purchaser

●	as part of the sale, the purchaser and seller enter into an agreement that prohibits the seller from engaging in any business, work, occupation, profession, project or other activity that is in competition with the purchaser’s business after the sale

The second exception applies to executives:

●	The ESA does not prohibit employers from entering into non-compete agreements with executives. An executive is any person who holds the office of:

◌	chief executive officer
◌	president
◌	chief administrative officer
◌	chief operating officer
◌	chief financial officer
◌	chief information officer
◌	chief legal officer
◌	chief human resources officer
◌	chief corporate development officer
◌	any other chief executive position

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Item 15. Recent Sales of Unregistered Securities

On April 1, 2019, The Company completed a financing for 92 Common Shares at a price of $1.00 per Common Share. These securities were subsequently cancelled.

On March 18, 2021, we completed a non-brokered private placement of 10,000,000 Common Shares at a price of $0.20 per Common Share.

On March 19, 2021 we completed a non-brokered private placement of 2,854,040 units of the Company at a price of $0.50 per unit. Each unit consisted of one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable into one Common Share at an exercise price of $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event. “Liquidity Event” means (i) the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”), the TSX Venture Exchange (the “TSXV”), the Canadian Securities Exchange (the “CSE”), or any other exchange as determined by the Company, or (ii) a transaction with a capital pool company or other company that is a reporting issuer in at least one jurisdiction of Canada by way of plan of arrangement, amalgamation, reverse take-over, qualifying transaction, or any other business combination or other similar transaction pursuant to which the Common Shares (or the common shares of the resulting issuer) are listed on the TSX, the TSXV, the CSE, or any other exchange as determined by the Company, and (iii) a sale of all or substantially all of the assets of the Company to a person other an affiliate of the Company; or (iv) a transfer of the Common Shares, a reorganization, amalgamation or merger or a plan of arrangement involving the Company, other than solely involving the Company and one or more of its affiliates, as a result of which the persons who were the beneficial owners of the Common Shares immediately prior to such transaction do not, following such transaction, beneficially own, directly or indirectly, more than 50% of the resulting voting shares on a fully-diluted basis.

On March 23, 2021, we completed a non-brokered private placement of 2,565,000 units of the Company at a price of $0.50 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event.

On March 29, 2021, we completed a non-brokered private placement of 620,000 units of the Company at a price of $0.50 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event.

On April 16, 2021, we issued 787,075 units of the Company as compensation to Gravitas Securities Inc. in respect of the non-brokered private placements completed on March 19, 23 and 29, 2021. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of $0.75 per Common Share until the date that is 24 months from the date of a Liquidity Event.

On April 21, 2021, a brokered and non-brokered private placement of 4,795,600 units and 46,400 units of the Company, respectively, for an aggregate issuance of 4,842,000 units at a price of $1.25 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of $1.87 per Common Share until the date that is the earlier of April 21, 2026 and the date that is 24 months from the date of a Liquidity Event. The Company also issued 383,648 broker warrants in connection with the brokered private placement and 3,712 fiscal advisory warrants in connection with the non-brokered private placement (collectively, the “Compensation Warrants”). Each Compensation Warrant is exercisable into units of the Company (each, a “Compensation Unit”), with each Compensation Unit comprised of one Common Share and one-half of one Warrant (each whole Warrant a “Compensation Unit Warrant”) until the date that is 24 months from the date of a Liquidity Event. Each Compensation Unit Warrant is exercisable into one Common Share at an exercise price of $1.87 per Common Share for a period of 24 months from the date of issuance. The Company also issued an aggregate of 239,780 corporate finance fee units and 2,320 fiscal advisory fee units (collectively, the “Compensation Fee Units”). Each Compensation Fee Unit consists of one Common Share and one-half of one common share purchase warrant (each full warrant, a “Compensation Fee Unit Warrant”), with each Compensation Fee Unit Warrant exercisable into one Common Share at an exercise price of $1.87 per Common Share until the date that is the earlier of April 21, 2026 and the date that is 24 months from the date of a Liquidity Event.

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On May 7, 2021, we entered into a share purchase agreement with Fiducie Michel Durand, pursuant to which we acquired five Class A Shares of 4313305 Canada Inc. (dba as MCommercial) (“MCommercial”), representing 5% of the total issued and outstanding shares of MCommercial, at a purchase price of $3,933.80 per Class A Share for an aggregate purchase price of $19,669; the purchase price being the equivalent of 5% of a multiple of 2.5 of MCommercial’s 2020 EBITDA. MCommercial is a commercial mortgage firm based in Montreal and Toronto, Canada. The strategic partnership allows our Users to have access to a leading commercial mortgage firm and experts which will expand their product offerings, service levels and corporate revenue through increased transactions. Pineapple will also play an instrumental role in applying its state-of-the-art technology to the commercial mortgage industry, setting M-Commercial and Pineapple to be the dominant market leaders in this space.

On May 7, 2021, we also entered into a share purchase agreement with 9142-2964 Quebec Inc. pursuant to which the Company acquired five Class A Shares of 7326904 Canada Inc. (dba as Mortgage Alliance Corporation) (“Alliance”), representing 5% of the total issued and outstanding shares of Alliance, at a purchase price of $6,066.13 per Class A Share for an aggregate purchase price of $30,330.63; the purchase price being the equivalent of 5% of a multiple of 2.5 of Alliance’s 2020 EBITDA. Alliance is a mortgage brokerage firm based in Ontario, Canada with locations in Calgary, Vancouver and Halifax.

On May 10, 2021 we completed a non-brokered private placement of 100,000 units of the Company at a price of $1.25 per unit. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant is exercisable into one Common Share at an exercise price of $0.75 per Common Share until the date that is the earlier of May 10, 2026, and the date that is 24 months from the date of a Liquidity Event. We also issued 8,000 Compensation Warrants in connection with the non-brokered private placement and 5,000 Compensation Fee Units. Each Compensation Warrant is exercisable into one Compensation Unit at an exercise price of $1.87 per Common Share until the date that is 24 months from the date of a Liquidity Event. Each Compensation Fee Unit consists of one Common Share and one-half of one Compensation Fee Unit Warrant, with each Compensation Fee Unit Warrant exercisable into one Common Share at an exercise price of $1.87 per Common Share until the date that is the earlier of May 10, 2026, and the date that is 24 months from the date of a Liquidity Event.

On May 25, 2021, we issued 2,500,000 Common Shares as compensation to Gravitas Securities Inc. in connection with the aforementioned brokered and non-brokered private placements.

On June 14, 2021, we granted an aggregate of 2,206,189 options to certain directors and officers of the Company, with each option exercisable into one Common Share at a price of $1.25 per Common Share until June 14, 2026, in accordance with the following vesting schedule: 25% of the options vesting on June 14, 2021; an addition 25% of the options vesting on December 14, 2021; an addition 25% of the options vesting on June 14, 2022; and the remaining options vesting on December 14, 2022.

The foregoing offers, sales, and issuances were exempt from registration under Section 4(a)(2) of the Securities Act as transactions not involving any public offering

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Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation
3.2*	Articles of Amendment
3.3*	Bylaws
4.2*	Form of Stock Certificate
4.3*	Form of Representative’s Warrant
5.1*	Opinion of Cartel & Bui LLP
10.1*	Stock Option Plan
10.2*	Salesforce Agreement, between the Company and Salesforce.com, dated December 1, 2020
10.3*	Employment Agreement, dated October 18, 2021, between the Company and Rupen Shah
23.1*	Consent of MNP LLC
23.2*	Consent of Cartel & Bui LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)
99.1*	Code of Ethics
107*	Filing Fee Table

* To be filed by amendment

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in City of North York, Province of Ontario, Canada on [  ], 2022.

PINEAPPLE FINANCIAL INC.

By:
Shubha Dasgupta
Chief Executive Officer

By:
Rupen Shah
Chief Financial Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Shubha Dasgupta and [_____________] as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement (or amendment thereto) for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer	[ ], 2022
Shubha Dasgupta	(Principal Executive Officer)

/s/	Chief Financial Officer	[ ], 2022
Rupen Shah	(Principal Accounting and Financial Officer)

/s/	President; Chief Operating Officer; and Director	[ ], 2022
Kendall Marin

/s/	Chief Strategy Officer and Director	[ ], 2022
Christa Mitchell

/s/	Chairman of the Board	[ ], 2022
Drew Green

/s/	Director	[ ], 2022
Paul Baron

/s/	Director	[ ], 2022
Tasis Giannoukakis

/s/	Director	[ ], 2022
Nima Besharat

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